FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937
ASX Announcement

Monday, 8th May 2006

National releases Template for Half Year Results and AIFRS Transition Report

National will report its results for the six months ended 31 March 2006 on Thursday 11 May 2006.  These will be reported for the first time under Australian equivalents to International Financial Reporting Standards (AIFRS).

In order to assist users with the task of interpreting the way comparative information will be presented, a template for the results announcement is being released today.  This template will provide the intended format of the results announcement, together with comparative financial information prepared on an AIFRS basis.  It will also include details of the accounting policies that have been adopted by National under AIFRS from 1 October 2005.

An AIFRS Transition Report is being released together with the template.  This will include explanatory information relating to the AIFRS transition, including reconciliations of previously reported financial results, balance sheet reconciliations and other key areas of AIFRS focus for the March 2006 result.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243

RESULTS FOR THE HALF YEAR ENDED

31 MARCH 2006 INCORPORATING 31 MARCH 2005

AND 30 SEPTEMBER 2005

AIFRS COMPARATIVES

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Section 1 - Media Release [to be inserted on May 11 2006]

Section 2 - Selected Financial Data		3
Divisional Performance Summary		4
Group Key Performance Measures		5
Cash Earnings AIFRS Reconciliation		7
Non-GAAP Financial Measures		8

Section 3 - Financial Review		10
Divisional Cash Earnings		11
Total Australia		13
- Australian Banking		13
- Wealth Management Australia		15
Total UK		16
Total New Zealand		19
Institutional Markets & Services		21
Other (incl. Group Funding & Corporate Centre)		23

Section 4 - Report on Group Operations & Results		24

Section 5 - Detailed Financial Information		25
Condensed Consolidated Income Statement		26
Condensed Consolidated Balance Sheet		27
Condensed Consolidated Statement of Recognised Income and Expense		28
Condensed Consolidated Statement of Cash Flows		29
Notes to the Half Year Financial Report
1.	Principal Accounting Policies	31
2	Segment Information	66
3.	Revenue	67
4.	Operating Expenses	68
5.	Income Tax Expense	69
6.	Dividends and Distributions	70
7.	Gross Loans, Advances & Acceptances	71
8.	Doubtful Debts	73
9.	Asset Quality	74
10.	Details of Associates and Joint Venture Entities	76
11.	Details of Controlled Entities Acquired or Disposed of During the Period	76
12.	Deposits & Other Borrowings	77
13.	Contributed Equity and Reserves	78
14.	Notes to the Statement of Cash Flows	81
15.	Contingent Liabilities	83
16.	Disposal Groups Classified as Held for Sale	83
17.	Subsequent Events	84

Section 6 - Supplementary information		85

SECTION 2

RESULTS FOR THE HALF YEAR ENDED

SELECTED FINANCIAL DATA

Divisional Performance Summary

DIVISIONAL PERFORMANCE SUMMARY

	Half Year to		Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Cash earnings (1)
Australian Banking		882	965
Wealth Management Australia		202	201
Asia Banking & Wealth Management		15	14
Total Australia		1,099	1,180
Total UK		229	307
Total New Zealand		164	153
Institutional Markets & Services		279	298
Other (incl. Group Funding & Corporate Centre)		(61)	(191)
Cash earnings before significant items and distributions		1,710	1,747
Distributions		(109)	(95)
Cash earnings before significant items		1,601	1,652
Weighted av no. of ordinary shares (million)		1,563	1,555
Cash earnings per share before significant items (cents)		102.5	106.2
Diluted cash earnings per share before significant items (cents)		102.2	105.0
Reconciliation to net profit
Cash earnings before significant items		1,601	1,652
Adjusted for:
Significant items after tax		(380)	1,058
Cash earnings after significant items		1,221	2,710
Adjusted for:
Net profit attributable to minority interest		456	154
Distributions		109	95
Treasury shares after tax		(96)	(47)
Net profit		1,690	2,912
Net profit attributable to minority interest		(456)	(154)
Net profit attributable to members of the Company		1,234	2,758
Distributions		(109)	(95)
Earnings attributable to ordinary shareholders		1,125	2,663

(1)       Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ within Section 2 - “Selected Financial Data” for a complete discussion of cash earnings.

Group Key Performance Measures

GROUP KEY PERFORMANCE MEASURES

		Half Year to
	Note	Mar 06	Sep 05	Mar 05
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	Supp 7		102.5	106.2
Diluted cash earnings per share before significant items	Supp 7		102.2	105.0
Basic cash earnings per ordinary share after significant items			78.2	174.2
Basic earnings per ordinary share after significant items (1)	Supp 7		73.0	173.5
Weighted average ordinary shares (no. million)	Supp 7		1,541	1,535
Weighted average diluted shares (no. million)	Supp 7		1,545	1,603
Net tangible assets per ordinary share ($)			10.54	10.76
Dividends per share (cents)	6		83	83
Performance (2)
Return on average equity before significant items			14.0%	15.6%
Cash earnings on average equity before significant items			14.9%	16.0%
Return on average assets before significant items			0.70%	0.74%
Net interest income
Net interest spread	Supp 1		1.68%	1.70%
Net interest margin	Supp 1		2.14%	2.12%
Profitability (before significant items)
Cash earnings per average FTE ($’000)			81	78
Banking cost to income ratio (3)			59.9%	58.6%

		As at
		31 Mar 06	30 Sep 05	31 Mar 05
Capital
Tier 1 ratio	Supp 3		7.86%	8.30%
Tier 2 ratio	Supp 3		3.60%	4.12%
Deductions	Supp 3		(1.01)%	(1.05)%
Total capital ratio	Supp 3		10.45%	11.37%
Adjusted common equity ratio	Supp 3		5.49%	5.84%
Assets ($bn)
Gross loans and acceptances (6) (7)			297	277
Risk-weighted assets	Supp 3		290	279
Asset quality
Gross non-accrual loans to gross loans and acceptances (4) (7)	9		0.34%	0.40%
Net impaired assets to total equity (parent entity interest)	9		2.8%	3.0%
Collective provision to total risk weighted assets (5)	9		0.71%	0.73%
Collective provision to credit risk weighted assets (5)	9		0.75%	0.76%
Specific provision to gross impaired assets	9		34.9%	34.9%
Total provision to gross impaired assets (5)	9		235.8%	216.8%
Other information
Funds under management and administration ($bn)			91	85
Assets under custody and administration ($bn)			410	372
Full-time equivalent employees (no.)	Supp 5		38,933	39,961

(1)       Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(2)       “Return” calculations use “Earnings attributable to ordinary shareholders”.

(3)       Refer to ‘Non-GAAP financial measures’ within Section 2 - Selected Financial Data for a discussion of the cost to income ratio.

(4)       Non-accrual loans are those loans meeting the APRA definition and consist of: retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest to warrant the cessation of the recognition of interest revenue; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities whereby they become non accrual at 180 days.

(5)       For Asset Quality disclosure purposes provision includes credit adjustment to the Group’s entire loan book (ie. both loans recorded at amortised cost and fair value). This differs to the approach required for the statutory financial statements.

(6)       31 March 2006 includes acceptances bought back by the Group (classified as Trading Securities in comparative periods).

(7)       Excludes securitised loans.

	AIFRS		AGAAP		Movement
	Sep 05	Mar 05	Sep 05	Mar 05	Sep 05		Mar 05
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	102.5	106.2	108.3	104.0	(5.8)		2.2
Diluted cash earnings per share before significant items	102.2	105.0	107.1	103.0	(4.9)		2.0
Basic cash earnings per ordinary share after significant items	78.2	174.2	79.5	156.8	(1.3)		17.4
Basic earnings per ordinary share after significant items	73.0	173.5	95.2	156.9	(22.2)		16.6
Weighted average ordinary shares (no. million)	1,541	1,535	1,563	1,555	(22)		(20)
Weighted average diluted shares (no. million)	1,545	1,603	1,629	1,622	(84)		(19)
Net tangible assets per ordinary share ($)	10.54	10.76	11.60	11.82	(1.06)		(1.06)
Dividends per share (cents)	83	83	83	83	—		—
Performance
Return on average equity before significant items	14.0%	15.6%	16.2%	14.0%	-220	bps	160	bps
Cash earnings on average equity before significant items	14.9%	16.0%	14.0%	14.0%	90	bps	200	bps
Return on average assets before significant items	0.70%	0.74%	0.91%	0.76%	-21	bps	-2	bps
Net interest income
Net interest spread	1.68%	1.70%	1.69%	1.74%	-1	bps	-4	bps
Net interest margin	2.14%	2.12%	2.20%	2.19%	-6	bps	-7	bps
Profitability (before significant items)
Cash earnings per average FTE ($’000)	81	78	86	76	(5)		2
Banking cost to income ratio	59.9%	58.6%	58.1%	57.4%	180	bps	120	bps

	AIFRS		AGAAP		Movement
	Sep-05	Mar-05	Sep-05	Mar-05	Sep-05		Mar-05
Capital
Tier 1 ratio	7.86%	8.30%	7.86%	8.30%	0	bps	0	bps
Tier 2 ratio	3.60%	4.12%	3.60%	4.12%	0	bps	0	bps
Deductions	(1.01)%	(1.05)%	(1.01)%	(1.05)%	0	bps	0	bps
Total capital ratio	10.45%	11.37%	10.45%	11.37%	0	bps	0	bps
Adjusted common equity ratio	5.49%	5.84%	5.49%	5.84%	0	bps	0	bps
Assets ($bn)
Gross loans and acceptances	297	277	292	273	5		4
Risk-weighted assets	290	279	290	279	—		—
Asset quality
Gross non-accrual loans to gross loans and acceptances	0.34%	0.40%	0.35%	0.41%	-1	bps	-1	bps
Net impaired assets to total equity (parent entity interest)	2.8%	3.0%	2.5%	2.7%	30	bps	30	bps
Collective provision to risk weighted assets	0.71%	0.73%	0.71%	0.73%	0	bps	0	bps
Specific provision to gross impaired assets	34.9%	34.9%	34.9%	34.9%	0	bps	0	bps
Total provision to gross impaired assets	235.8%	216.8%	235.8%	216.8%	0	bps	0	bps
Other information
Funds under management and administration ($bn)	91	85	91	85	—		—
Assets under custody and administration ($bn)	410	372	410	372	—		—
Full-time equivalent employees (no.)	38,933	39,961	38,933	39,961	—		—

Cash Earnings AIFRS Reconciliation

CASH EARNINGS AIFRS RECONCILIATION

	Half Year to
	HY Sep 05	HY Mar 05
	$m	$m

Cash earnings before significant items - AGAAP	1,692	1,618

AIFRS measurement adjustments impacting cash earnings include:-

Defined benefit pension plans (before tax)	15	12
Share-based payments (before tax)	(60)	(37)
Finance leases (before tax)	(5)	15
Taxation	(44)	29
Other (before tax)	3	15
Cash earnings before significant items - AIFRS	1,601	1,652

For a detailed explanation of AGAAP to AIFRS adjustments refer to Note 1(a) and 1(b) in Section 5 - Detailed Financial Information.

Report on Group Operations & Results

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:

Minority interests

Minority interests – Life businesses

Distributions

Revaluation gains/losses on exchangeable capital units

Treasury shares

Add:

Impairment of goodwill

Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Minority interests – reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Minority interests Life Businesses – reflects the allocation of profit to controlled unit trusts of life companies

•                  Distributions – this reflects payments to holders of National Income Securities, Trust Preferred Securities, and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation gains/losses on exchangeable capital units – the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the ExCaps to equity at predetermined exchange rates

•                  Treasury shares – relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price

•                  Impairment of goodwill - relates to the impairment expense recognised on the application of an annual impairment test. Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

In future periods, adjustments will also be made for changes in the value of insurance related acquisition costs that result from discount rate variations. (No adjustment for this is proposed to be made in the 31 March 2006 half year as the amount is insignificant).

Cash earnings before significant items and Net profit before significant items

Under Australian accounting standards AASB101(83) additional line items shall be presented when such presentation is relevant to an understanding of the entity’s performance. For example, where a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report.

The Group has identified items as ‘significant items’ where management believes that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking operations (excluding Wealth Management) is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses

Less:

Interest expense

Life insurance expenses

Depreciation on leased vehicle assets

Impairment of goodwill

Charge to provide for doubtful debts

Significant expenses
Total costs for purposes of cost to income ratio

Total revenue

Less:

Interest expense

Life insurance income

Depreciation on leased vehicle assets

Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, the Group does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED

FINANCIAL REVIEW

Financial Review: Divisional Cash Earnings

DIVISIONAL CASH EARNINGS

Half Year ended		Total Australia								Total
30 September 2005	Note	Banking	WM	Asia	Total UK	Total NZ	IMS	Other(1)	Eliminations	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income		1,958	—	13	813	372	244	72	—	3,472
Net life insurance income excluding IORE (2)		—	1,026	5	—	—	—	—	—	1,031
Investment earnings on shareholders retained profits & capital (IORE)		—	72	8	—	3	—	—	—	83
Other operating income		1,351	330	10	631	260	423	90	(108)	2,987
Net operating income		3,309	1,428	36	1,444	635	667	162	(108)	7,573
Operating expenses (3)		(1,875)	(354)	(21)	(967)	(367)	(372)	(245)	108	(4,093)
Underlying profit		1,434	1,074	15	477	268	295	(83)	—	3,480
Charge to provide for doubtful debts		(127)	—	—	(126)	(26)	24	2	—	(253)
Cash earnings before tax		1,307	1,074	15	351	242	319	(81)	—	3,227
Income tax expense		(425)	(418)	2	(122)	(78)	(40)	20	—	(1,061)
Cash earnings before significant items, distributions and Minority Interest		882	656	17	229	164	279	(61)	—	2,166
Net profit - Minority Interest		—	(454)	(2)	—	—	—	—	—	(456)
Cash earnings before significant items and distributions		882	202	15	229	164	279	(61)	—	1,710
Distributions										(109)
Cash earnings before significant items										1,601

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IORE) of the life insurance businesses).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Half Year ended		Total Australia								Total
31 March 2005	Note	Banking	WM	Asia	Total UK	Total NZ	IMS	Other(1)	Eliminations	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income		1,854	5	12	981	367	258	(5)	—	3,472
Net life insurance income excluding IORE (2)		—	472	14	—	9	—	—	—	495
Investment earnings on shareholders retained profits & capital (IORE)		—	52	10	—	1	—	—	—	63
Other operating income		1,271	328	4	618	262	504	41	(125)	2,903
Net operating income		3,125	857	40	1,599	639	762	36	(125)	6,933
Operating expenses (3)		(1,642)	(303)	(18)	(1,066)	(401)	(370)	(227)	125	(3,902)
Underlying profit		1,483	554	22	533	238	392	(191)	—	3,031
Charge to provide for doubtful debts		(130)	—	—	(90)	(12)	(48)	(1)	—	(281)
Cash earnings before tax		1,353	554	22	443	226	344	(192)	—	2,750
Income tax expense		(388)	(206)	(1)	(136)	(73)	(46)	1	—	(849)
Cash earnings before significant items, distributions and Minority Interest		965	348	21	307	153	298	(191)	—	1,901
Net profit - Minority Interest		—	(147)	(7)	—	—	—	—	—	(154)
Cash earnings before significant items and distributions		965	201	14	307	153	298	(191)	—	1,747
Distributions										(95)
Cash earnings before significant items										1,652

(1)  Other includes Group Funding, Corporate Centre and elimination entries within Total Australia.

(2)  Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IORE) of the life insurance businesses).

(3)  Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis - Total Australia

TOTAL AUSTRALIA

Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Cash earnings before significant items
Australian Banking		882	965
Wealth Management Australia		202	201
Asia Banking and Wealth Management		15	14
Total Australia		1,099	1,180

Australian Banking

Performance Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Net interest income		1,958	1,854
Other operating income		1,351	1,271
Total income		3,309	3,125
Operating expenses		(1,875)	(1,642)
Underlying profit		1,434	1,483
Charge to provide for doubtful debts		(127)	(130)
Cash earnings before tax		1,307	1,353
Income tax expense		(425)	(388)
Cash earnings before significant items		882	965

Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average assets (annualised)		0.92%	1.09%
Cost to income ratio		54.7%	50.3%
Cash earnings per average FTE (annualised) ($’000)		98	104
Net interest income
Net interest margin		2.46%	2.50%
Net interest margin (including acceptances) (1)		2.33%	2.36%
Net interest spread		2.44%	2.43%
Average balance sheet ($bn)
Gross loans and acceptances		181.8	167.9
Interest-earning assets		158.5	148.9
Interest-earning assets (including acceptances) (1)		187.7	174.9
Retail deposits		76.0	74.1

(1)  To assist with meaningful comparison between periods, the net interest margin and average interest earning assets data has been adjusted to include bill acceptances in prior periods.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
Full-time equivalent employees (FTE)		17,837	18,528
Asset quality
Gross non-accrual loans ($m)		372	362
Gross loans and acceptances ($bn)		187.6	173.1
Gross non-accrual loans to gross loans and acceptances		0.21%	0.21%
Specific provision to gross impaired assets		27.8%	34.2%

Market share (%) (1)
Housing		14.19	14.04
Business (including Institutional Markets & Services)		18.47	18.32
Other personal		15.75	16.02
Retail deposits (Personal & Business)		14.85	14.99

(1)  Source: Reserve Bank of Australia

Wealth Management Australia

Performance Summary

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Investments		99	112
Insurance		80	66
Other (including regulatory programs)		(37)	(18)
Profit from operations (after tax)		142	160
Investment earnings on shareholders’ retained profits and capital from life businesses (IoRE)		60	41
Cash earnings before significant items		202	201

Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
				%	%
Full-time equivalent employees (FTEs) (No.)		3,842	3,903
Financial advisers
Bank channels		466	476
Aligned channels		827	858
Funds Under Management & Administration ($bn)		84.2	78.1
Annual InForce Premiums (Group & Retail) ($m)		633.4	607.7

Market share - Australia%
Total Master Funds (1)		16.6	17.1
Retail funds management (ex cash mgmt) (1)		12.8	13.0
Retail risk insurance (2)		14.8	15.2
New retail risk annual premiums (2)		11.2	12.2

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Performance & profitability
Cost to funds under management (bps)		45	46
Cost to premium income (%)		15	16

(1)  Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2005 and 31 December 2004.

(2)  Source: DEXX&R Life Analysis Reports as at 30 June 2005 and 31 December 2004. Retail risk insurance includes term, trauma and disability insurance.

Management Discussion & Analysis - Total UK

TOTAL UK

Performance Summary - ongoing operations

	Half Year to			Fav / (Unfav) Change on
Australian dollars	Mar 06	Sep 05	Mar 05 (1)	Sep 05	Mar 05
	$m	$m	$m	%	%
Net interest income		813	796
Other operating income		631	544
Total income		1,444	1,340
Operating expenses		(967)	(868)
Underlying profit		477	472
Charge to provide for doubtful debts		(126)	(84)
Cash earnings before tax		351	388
Income tax expense		(122)	(118)
Cash earnings before significant items		229	270

Pounds sterling	£m	£m	%	%
Net interest income	341	325
Other operating income (1)	264	222
Total income	605	547
Operating expenses (1)	(406)	(353)
Underlying profit	199	194
Charge to provide for doubtful debts	(53)	(35)
Cash earnings before tax	146	159
Income tax expense	(51)	(49)
Cash earnings before significant items	95	110

(1)  March 2005 comparative amounts have been prepared on an on—going basis. These are based on pro-forma information which has been calculated as Total UK, adjusting for the contribution of the Irish Banks which were sold on 28 February 2005, and the UK custody business, the closure of which was fully provided for in the financial statements at September 2004. The half to September 2005 includes £14.5 million of NII from the sale proceeds, the half year to March 05 includes £4.5.

The five months to 28 February 2005 exclude certain fixed head office expenses recharged to the Irish Banks that from 1 March 2005 can no no longer be recharged. The March 2005 half includes one month’s income recharge receivable by the UK for transitional services provided to Danske Bank A/S. Recharges continued in the half year to September 2005. Refer to detailed performance summary for further detail of impact.

Management Discussion & Analysis - Total UK

Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05 (1)	Mar 05	Sep 04
				%	%
Performance & profitability
Return on average assets (annualised)		0.94%	1.12%
Cost to income ratio		65.1%	62.5%
Cash earnings per average FTE (annualised) (£’000)		20	22
Net interest income
Net interest margin		3.74%	3.88%
Net interest spread (1)		3.32%	3.54%
Average balance sheet (£bn)
Gross loans and acceptances		17.4	15.6
Interest-earning assets		18.2	16.8
Retail deposits		11.6	11.2

(1)  The September 2005 half year net interest spread has been restated upwards by 30 basis points to reflect a change to the treatment of intercompany liabilities. There has been no impact to Group net interest spreads.

	As at
	Mar 06	Sep 05	Mar 05
Full-time equivalent employees (FTE)		9,480	9,772
Asset quality
Gross non-accrual loans (£m)		48	60
Gross loans and acceptances (£bn)		18.6	16.3
Gross non-accrual loans to gross loans and acceptances		0.26%	0.37%
Specific provision to gross impaired assets		78.6%	56.0%
Financial advisers
Bank channels		115	112
Aligned channels		43	53
Financial advisers (no.)		158	165
Funds under management and administration (£m)		1,623	1,513

TOTAL UK

Supplementary Performance Summary

(includes ongoing and disposed operations - eg. includes the Irish Banks)

	Half Year to			Fav / (Unfav) Change on
Australian dollars	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Net interest income		813	981
Other operating income		631	618
Total income		1,444	1,599
Operating expenses		(967)	(1,066)
Underlying profit		477	533
Charge to provide for doubtful debts		(126)	(90)
Cash earnings before tax		351	443
Income tax expense		(122)	(136)
Cash earnings before significant items		229	307

Pounds sterling	£m	£m	£m	%	%
Net interest income		341	400
Other operating income		264	253
Total income		605	653
Operating expenses		(406)	(435)
Underlying profit		199	218
Charge to provide for doubtful debts		(53)	(37)
Cash earnings before tax		146	181
Income tax expense		(51)	(56)
Cash earnings before significant items		95	125

TOTAL NEW ZEALAND

Performance Summary

	Half Year to			Fav / (Unfav) Change on
Australian dollars	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Net interest income		372	367
Other operating income		276	276
Total income		648	643
Operating expenses		(380)	(405)
Underlying profit		268	238
Charge to provide for doubtful debts		(26)	(12)
Cash earnings before tax		242	226
Income tax expense		(78)	(73)
Cash earnings before significant items		164	153

New Zealand dollars	NZ$m	NZ$m	NZ$m	%	%
Net interest income		405	397
Other operating income		299	299
Total income		704	696
Operating expenses		(412)	(439)
Underlying profit		292	257
Charge to provide for doubtful debts		(28)	(13)
Cash earnings before tax		264	244
Income tax expense		(84)	(80)
Cash earnings before significant items		180	164

Key Performance Measures

	Half Year to			Fav / (Unfav) Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average assets (annualised)		1.07%	1.07%
Cost to income ratio		55.0%	59.8%
Cash earnings per average FTE (annualised) (NZ$’000)		78	73
Net interest income
Net interest margin (1)		2.49%	2.68%
Net interest spread (1)		2.22%	2.42%
Average balance sheet (NZ$bn)
Gross loans and acceptances		31.6	29.2
Interest-earning assets		32.4	29.8
Retail deposits		18.1	17.4

(1)  Net interest margins and spreads have been restated for the September 2005 half year and March 2005 half year to include only interest bearing assets and liabilites.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
Full-time equivalent employees (FTE)		4,645	4,549
Asset quality
Gross non-accrual loans (NZ$m)		113	97
Gross loans and acceptances (NZ$bn)		32.4	30.1
Gross non-accrual loans to gross loans and acceptances		0.35%	0.32%
Specific provision to gross impaired assets		34.1%	27.1%
Market share (%)
Housing		16.2	16.2
Agribusiness		17.9	17.8
Cards		30.5	30.8
Retail deposits (personal & business)		19.1	18.7

Management Discussion & Analysis - Institutional Markets & Services

INSTITUTIONAL MARKETS & SERVICES

Performance Summary

	Half Year to		Fav / (Unfav) Change on
	Mar 06	Sep 05	Sep 05	Sep 05
	$m	$m	%	Ex FX (1) %
Net interest income		244
Other operating income		423
Total income		667
Operating expenses		(372)
Underlying profit		295
(Charge)/Write-back to provide for doubtful debts		24
Cash earnings before tax		319
Income tax expense		(40)
Cash earnings before significant items		279

			Fav / (Unfav)
	Half Year to		Change on
	Mar 06	Mar 05	Mar 05	Mar 05
	$m	$m	%	Ex FX (1) %
Net interest income		258
Other operating income		504
Total income		762
Operating expenses		(370)
Underlying profit		392
(Charge)/Write-back to provide for doubtful debts		(48)
Cash earnings before tax		344
Income tax expense		(46)
Cash earnings before significant items		298

(1)  Change expressed at constant exchange rates.

Key Performance Measures

				Fav / (Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
				%	%
Performance & profitability
Return on average Risk Weighted assets (annualised) (1)		0.77%	0.79%
Return on average assets (annualised)		0.36%	0.35%
Return on average external assets (annualised)		0.47%	0.46%
Cost to income ratio		55.8%	48.6%
Cash earnings per average FTE (annualised) ($’000)		287	297
Net interest income
Net interest margin		0.37%	0.37%
Average balance sheet ($bn)
Core lending (2)		39.5	41.4
Gross loans and acceptances (3)		44.3	47.2
Interest-earning assets - external		97.1	103.0
Interest-earning assets - internal (4)		34.3	38.7
Interest-earning assets - total		131.4	141.7

				Fav / (Unfav)
	As at			Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
				%	%
Spot Balance sheet ($bn)
Interest earning assets - external		80.5	86.1
Interest earning assets - internal (4)		32.8	35.9
Interest earning assets - total		113.3	122.0

Risk weighted assets (1)		69.3	75.4

Full-time equivalent employees (FTE)		1,920	2,005
Asset quality
Gross non-accrual loans ($m)		434	499
Gross loans and acceptances ($bn)		41.8	44.6
Gross non-accrual loans to gross loans and acceptances		1.04%	1.12%
Specific provision to gross impaired assets		29.4%	31.8%

(1)  Risk weighted Assets are calculated on internal model rather than standard model to enable a more representative comparison between periods.

(2)  Core lending includes loans and advances at amortised cost and at fair value.

(3)  Gross loans and acceptances represents core lending and bill acceptances.

(4)  Internal interest-earning assets include short-term funding of the Group’s operations.

Management Discussion & Analysis - Other

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

				Fav / (Unfav)
	Half Year to			Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	$m	$m
Cash Earnings before significant items
Group Funding		32	(41)
Corporate Centre		(93)	(150)
Other		(61)	(191)

SECTION 4

RESULTS FOR THE HALF YEAR ENDED

REPORT ON GROUP OPERATIONS & RESULTS

[TO BE INSERTED ON 11 MAY 2006]

SECTION 5

RESULTS FOR THE HALF YEAR ENDED

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements.
For the Group’s financial statements refer to Appendix 4D filed with the ASX.

Condensed Consolidated Income Statement

CONDENSED CONSOLIDATED INCOME STATEMENT

For the half year ended	Note	Mar 06	Sep 05	Mar 05
		$m	$m	$m
Interest income			10,873	10,230
Interest expense			(7,401)	(6,758)
Net interest income			3,472	3,472

Premium and related revenue			472	434
Investment revenue			4,719	2,812
Claims expense			(303)	(287)
Change in policy liabilities			(3,499)	(2,071)
Policy acquisition and maintenance expense			(374)	(365)
Investment management fees			(15)	(18)
Net life insurance income			1,000	505

Gains less losses on financial instruments at fair value	3		293	346
Other operating income	3		2,694	2,557
Significant revenue
Proceeds from the sale of controlled entities			(21)	2,514
Total other income			2,966	5,417

Personnel expenses	4		(1,899)	(1,908)
Occupancy related expenses	4		(262)	(277)
General expenses	4		(1,932)	(1,717)
Charge to provide for doubtful debts	8		(253)	(281)
Significant expenses
Foreign currency options trading losses			—	34
Restructuring expenses			(437)	(356)
Reversal of prior year restructuring provision			2	9
Cost of controlled entity sold			114	(1,253)
Total operating expenses			(4,667)	(5,749)

Profit before income tax expense			2,771	3,645
Income tax expense	5		(1,081)	(733)
Net profit			1,690	2,912
Net profit attributable to minority interest - Life insurance business			(456)	(154)
Net profit attributable to members of the Company			1,234	2,758

			cents	cents
Basic earnings per share			73.0	173.5
Diluted earnings per share			72.8	169.4

Condensed Consolidated Balance Sheet

CONDENSED CONSOLIDATED BALANCE SHEET

		As at
	Note	31 Mar 06	30 Sep 05	31 Mar 05
		$m	$m	$m
Assets
Cash and liquid assets			8,441	6,941
Due from other banks			15,595	18,641
Trading derivatives			13,959	17,122
Trading securities			15,154	19,460
Investments - available for sale			3,860	3,484
Investments - held to maturity			7,466	8,666
Investments relating to life insurance business			49,783	43,329
Other financial assets at fair value			—	—
Hedging derivatives			—	—
Loans and advances	7		264,674	250,974
Due from customers on acceptances	7		27,627	21,567
Property, plant and equipment			3,829	3,818
Investments in associates and joint ventures			16	47
Goodwill and other intangible assets			5,458	5,436
Deferred tax assets			1,734	1,717
Other assets			5,002	5,078
Total assets			422,598	406,280
Liabilities
Due to other banks			36,322	35,020
Trading derivatives			12,613	14,911
Other financial liabilities at fair value			1,487	1,730
Hedging derivatives			—	—
Deposits and other borrowings	12		212,557	208,236
Liability on acceptances			27,627	21,567
Life insurance policy liabilities			42,123	38,494
Current tax liabilities			145	136
Deferred tax liabilities			1,226	1,101
Provisions			1,847	1,505
Bonds, notes and subordinated debt			41,490	39,610
Other debt issues			1,559	1,586
Defined benefit pension scheme liabilities			978	999
Managed fund units on issue			—	—
Other liabilities			11,070	11,782
Total liabilities			391,044	376,677
Net assets			31,554	29,603
Equity
Contributed equity	13		10,855	10,685
Reserves	13		814	826
Retained profits	13		13,661	13,985
Total equity (parent entity interest)			25,330	25,496
Minority interest in controlled entities
Life insurance business			6,224	4,107
Total equity			31,554	29,603

Consolidated Statement of Recognised Income and Expense

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		Half Year to
	Note	Mar 06	Sep 05	Mar 05
		$m	$m	$m
Actuarial gains and losses from defined benefit pension plans			—	(68)
Cash flow hedges
Gains/(losses) taken to equity			—	—
Transferred to income statement for the period			—	—
Revaluation of land and buildings			(6)	—
Exchange differences on translation of foreign operations			(187)	(351)
Realised gains and dividend income on treasury shares			—	10
Income tax on items taken directly to or transferred directly from equity			3	—
Net income recognised directly in equity			(190)	(409)
Net profit for the period			1,690	2,912
Total net income recognised for the period			1,500	2,503

Attributable to:
Members of the parent			1,044	2,349
Minority interest			456	154
Total net income recognised for the period			1,500	2,503

Condensed Consolidated Cash Flow Statement

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the half year ended	Note	Mar 2006	Mar 2005
		$m	$m
Cash flows from operating activities
Interest received			10,301
Interest paid			(6,812)
Life insurance
Premiums received			3,879
Investment and other revenue received			693
Policy payments			(3,299)
Fees and commissions paid			(176)
Net trading revenue received/(paid)			(812)
Other operating income received			2,366
Cash payments to employees and suppliers
Personnel expenses paid			(1,878)
Other operating expenses paid			(2,273)
Goods and services tax paid			(23)
Cash payments for income taxes			(745)
Cash flows from operating activities before changes in operating assets and liabilities			1,221
Changes in operating assets and liabilities arising from cash flow movements
Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents			7
Net funds advanced to and receipts from customers for loans and advances			(17,118)
Net acceptance from and repayment of deposits and other borrowings			3,131
Movement in life insurance business investments
Purchases			(6,887)
Proceeds from disposal			6,145
Net movement in other life insurance assets and liabilities			(161)
Net payments for and receipts from transactions in trading securities			4,807
Net payments for and receipts from trading derivatives			731
Net funds advanced to and receipts from other financial assets designated at fair value through profit and loss			—
Net funds advanced to and receipts from other financial liabilities designated at fair value through profit and loss			888
Net decrease/(increase) in other assets			(935)
Net increase/(decrease) in other liabilities			893
Net cash provided by/(used in) operating activities	14(a)		(7,278)

For the half year ended	Note	Mar 2006	Mar 2005
		$m	$m
Cash flows from investing activities
Movement in investments - available for sale
Purchases			(3,172)
Proceeds from disposal			1,339
Proceeds on maturity			2,673
Movement in investments - held to maturity
Purchases			(12,632)
Proceeds on maturity			14,713
Movement in shares in joint venture entities
Proceeds on disposal			18
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	14(e)		2,316
Purchase of property, plant, equipment and software			(760)
Proceeds from sale of property, plant, equipment and software, net of costs			209
Net cash used in investing activities			4,704
Cash flows from financing activities
Repayments of bonds, notes and subordinated debt			(1,116)
Proceeds from bonds, notes and subordinated debt, net of costs			6,375
Proceeds from issue of ordinary shares, net of costs			14
Proceeds from issue of Trust Preferred Securities II, net of costs			1,014
Dividends and distributions paid			(1,312)
Net cash provided by financing activities			4,975
Net increase/(decrease) in cash and cash equivalents			2,401
Cash and cash equivalents at beginning of period			(12,531)
Effects of exchange rate changes on balance of cash held in foreign currencies			570
Cash and cash equivalents at end of period	14(b)		(9,560)

Financial Report – Note 1: Principal Accounting Policies

1 (a) ACCOUNTING POLICIES

This general purpose financial report for the interim half year reporting period ended 31 March 2006 has been prepared in accordance with the requirements of the Corporations Act 2001 (Cth) and AASB 134, Interim Financial Reporting.

This interim report does not contain all disclosures of the type normally found within a full annual financial report. This report should be read in conjunction with the 30 September 2005 annual financial report. The 30 September 2005 annual financial report was prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs from Australian equivalents to International Financial Reporting Standards (AIFRS) in certain respects. This report complies with AIFRS as it relates to interim financial reports.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that estimates are reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

Comparative amounts relating to the financial year ending 30 September 2005 are not prepared in accordance with AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139), AASB 132 “Financial Instruments: Presentation and Disclosure” (AASB 132) or AASB 4 “Insurance Contracts” (AASB 4) as these standards are only applicable from 1 October 2005. As a consequence, a brief explanation of the primary differences in accounting policies for comparative periods has been provided where the impact is material.

(a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements as required by the relevant accounting standards.

(b) Statement of compliance

The Group’s accounting policies have changed as a result of the adoption of AIFRS and comparatives for the interim periods ended 31 March 2005 and 30 September 2005 and full year ended 30 September 2005 have been restated accordingly. The Group has applied AIFRS retrospectively to all periods covered by this financial report and to the opening balance sheet as at 1 October 2004. However, the Group has chosen to take advantage of the exemption available within AASB 1 “First-Time Adoption of Australian Equivalents to International Financial Reporting Standards” and not restate comparatives in respect of the application of AASB 139, AASB 132 or AASB 4 Comparison of current and prior period results and financial position should be made in conjunction with the notes detailing the major impacts of the transition to AIFRS.

In accordance with AASB 1 the Group has applied exemptions relating to the following areas on transition to AIFRS:

•                 Business combinations undertaken prior to 1 October 2004 have not been re-stated;

•                 Cumulative translation differences carried within the foreign currency revaluation reserve have been deemed to be zero as at 1 October 2004;

•                 No adjustment for share based payments granted on or before 7 November 2002 has been reflected in the financial statements; and

•                 Certain previously recognised financial instruments have been designated on initial recognition at 1 October 2005 as a financial asset or financial liability at fair value through profit or loss.

(c) Early adoptions

The Group has elected to early adopt the amendments made to AASB 119 “Employee Benefits” (revised in December 2004) for the interim period ended 31 March 2006. Comparatives have also been adjusted in accordance with AASB 108 “Accounting Policies, Changes in Accounting Estimates and Errors.”

In addition the Group has elected to early adopt the amendments made to AASB 139 by AASB 2005-4 Amendments to Australian Accounting Standards (AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038 ] (Fair Value Option – issued in June 2005), for the interim period ended 31 March 2006. In accordance with the approach to application of AASB 139 outlined in (b) above, comparatives have not been adjusted.

(d) Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

(e) Rounding of amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100 dated July 10, 1998, all amounts have been rounded to the nearest million dollars, except where indicated.

(f) Principles of consolidation

(i) Controlled entities

The consolidated financial report comprises the financial report of the Company and its controlled entities. Controlled entities are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Entities are consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The effects of transactions between entities within the economic entity are eliminated in full upon consolidation.

Outside interest in the equity and results of the entities that are controlled by the Company are shown as a separate item, ‘minority interest’, in the consolidated financial report.

Statutory funds of the Group’s life insurance business have been consolidated into the financial report. The financial report consolidates all of the assets, liabilities, revenues and expenses of the statutory funds and non-statutory fund life insurance business irrespective of whether they are designated as relating to policyholders or shareholders. In addition, where the Group’s life insurance statutory funds have the capacity to control managed investment schemes in which they are the majority investor, the Group has consolidated all of the assets, liabilities, revenues and expenses of these managed investment schemes.

Change in accounting policy

The AIFRS consolidation rules require the Group to consolidate some securitisation special purpose entities that were not previously consolidated under AGAAP. The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers. Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

(ii) Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in material associates are accounted for using the equity method. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

(iii) Investments in joint venture entities

The Group’s interests in material joint venture entities are accounted for using the equity method.

(g) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial report is presented in Australian dollars, which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equity securities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equity securities classified as available-for-sale financial assets, are included in a fair value reserve in equity.

(iii) Controlled and other entities

The results and financial position of all of the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•                  income and expenses for each income statement are translated at average exchange rates; and

•                  all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(h)   Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. For the purposes of segment reporting disclosures, the Group’s activities are reported in the following segments: Total Australia, Total UK, Total New Zealand, Institutional Markets and Services, and Other.

(i)   Fair value measurement

Fair value is defined as the amount for which an asset could be exchanged or a liability settled, between willing parties in an arm’s length transaction.

Where the classification of a financial asset or liability requires it to be stated at fair value, the fair value is determined by reference to the quoted bid or offer price in the most advantageous active market to which the Group entity has immediate access, wherever possible. An adjustment for credit risk is also incorporated into the fair value.

Fair value for a net open position that is a financial liability quoted in an active market is the current offer price, and for a financial asset the bid price, multiplied by the number of units of the instrument held or issued.

Where no such active market exists for the particular asset or liability, the Group uses a valuation technique to arrive at the fair value, including the use of transaction prices obtained in recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. In doing so fair value is estimated using a valuation technique that makes maximum use of observable market inputs and places minimal reliance upon entity-specific inputs.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises the profit on initial recognition (i.e on day one).

Primary difference in comparative financial periods

Under previous AGAAP, financial instruments were typically valued at mid-market prices.

Assets

(j)   Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including: cash and liquid assets, amounts due from other banks, including central banks, (to the extent less than 90 days) and short-term government securities.

Cash and cash equivalents are brought to account at the face value or the gross value of the outstanding balance where appropriate.

(k)   Acceptances

The Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured initially at fair value and subsequently at amortised cost. When the Group discounts its own acceptance, the acceptance liability is derecognised. When the Group re-discounts its own acceptance an acceptance liability is re-recognised and the asset remains recognised as an acceptance. The difference between the purchase and sale of the Group’s own acceptance will give rise to realised profits and losses that will be recognised in the income statement. Bill acceptance fees are deferred and amortised on an effective yield basis over the life of the instrument.

Primary difference in comparative financial periods

Under previous AGAAP, the Group’s liability arising from the acceptance of bills of exchange and the asset under acceptance representing the claims against its customer are measured at face value. When the Group discounted its own acceptances the asset was reclassified to trading securities. Fee income was recognised on a cash basis.

(l)   Derivative financial instruments and hedge accounting

All derivatives are recognised in the balance sheet at fair value on trade date. All derivatives are classified as trading except where they are designated as a part of an effective hedge relationship. The carrying value of a derivative is remeasured at fair value throughout the life of the contract. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The method of recognising the resulting fair value gain or loss on a derivative depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a highly probable forecast transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, the risk being hedged and the Group’s risk management objective and strategy for undertaking these hedge transactions. The Group documents how effectiveness will be measured throughout the life of the hedge relationship. In addition, the Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

The carrying value of the hedged item on initial designation is adjusted for the fair value attributable to the hedged risk. Subsequent to initial designation, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is amortised to the income statement on an effective yield basis over the remaining period of the original hedge relationship.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. The carrying value of the hedged item is not adjusted.

Amounts accumulated in equity are transferred to the income statement in the period(s) in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. This could occur for two reasons:

•                 The Group has classified the derivative as a trading item; or

•                 The derivative does not meet the criteria for hedge accounting.

In both of these cases the derivative is classed as a trading derivative. Changes in the fair value of the derivative instrument are recognised immediately in the income statement.

Certain derivatives embedded in financial instruments, such as an option embedded in a debt instrument to extend the instrument with no concurrent adjustment to the interest rate on the instrument to the approximate market rate at this time, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are bifurcated and measured at fair value with changes in fair value recognised in the income statement.

Primary difference in comparative financial periods:

In the comparative period, derivatives (other foreign currency) that are held or issued for purposes other than trading are not recorded on balance sheet. The net revenue or expense on derivatives used to manage interest rate exposures is recorded in the income statement on an accruals basis. If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred within ‘other assets’ or ‘other liabilities’ and amortised to the income statement over the remaining period originally covered by the terminated contract. If the underlying interest rate exposure position ceases to exist, any deferred gain or loss is recognised immediately in the income statement.

Interest accruals, premiums and realised settlement amounts arising on derivatives used to hedge exposures arising from anticipated future transactions, are deferred within other assets or other liabilities until such time as the accounting impact of the anticipated transaction is recognised in the financial report. Such amounts only qualify for deferral where there is a high probability of the future transaction materialising. If it becomes apparent that the future transaction will not materialise, any deferred amounts are recognised immediately in the income statement.

(m)   Items classified as fair value through profit and loss

This category has two sub-categories: financial assets held for trading and those designated as fair value through profit and loss on initial recognition.

Purchases and sales of financial assets classified within fair value through profit and loss are recognised on trade date, being the date that the Group is committed to purchase or sell a financial asset.

(i) Financial assets held for trading

A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative not in a qualifying hedge relationship.

Held-for-trading financial assets are initially recognised at fair value with transaction costs being recognised in the income statement immediately. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in the income statement as they arise.

(ii) Financial instruments designated at fair value through profit and loss

Upon initial recognition financial assets may be designated as fair value through profit and loss. Restrictions are placed on the use of this designated fair value option. This classification can only be used in the following circumstances:

•                  if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                  designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                  assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

Once a financial instrument has been designated at fair value through profit and loss upon initial recognition, it is not possible to subsequently change the designation.

Primary difference in comparative financial periods

This accounting classification is applicable to the Group prospectively for reporting periods commencing from 1 October 2005. This accounting policy has not been applied in the comparative reporting periods.

(n)   Available for sale investments

Available for sale investments are non-derivative financial assets that are designated as available for sale and are not categorised into any of the categories of (i) fair value through profit and loss, (ii) loans and receivables or (iii) held to maturity. Available for sale investments primarily comprise debt and equity securities.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Diminution in value due to impairment is recognised immediately within the income statement.

Interest income is determined using the effective interest method. Impairment losses and translation differences on monetary items are recognised in the income statement. Available for sale investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Consistent with financial assets classified as fair value through profit and loss the Group applies trade date accounting to purchases and sales of available for sale investments.

Primary difference in comparative financial periods

Whilst the Group classified financial assets as available for sale, they were recorded at the lower of aggregate cost and fair value. Cost is adjusted for the amortisation of premiums and accretion of discounts to maturity. Unrealised losses in respect of market value adjustments and realised profits and losses on available for sale securities have been recognised within the income statement.

(o)   Held to maturity financial assets

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the intention and ability to hold to maturity. Held to maturity assets are initially recognised at fair value and subsequently recorded at amortised cost using the effective interest method.

(p)   Repurchase and reverse repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate.

Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(q)   Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as ‘available for sale’. They arise when the Group provides money or services directly to a customer with no intention of trading the loan.

Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently recorded at amortised cost, using the effective interest method, net of any provision for doubtful debts. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

As noted above, in certain limited circumstances the Group applies the fair value measurement option to financial assets. This option is applied to loans and advances where there is an embedded derivative that the Group is not able to reliably determine a separate fair value for that embedded derivative.

Primary difference in comparative financial periods

Loans and receivables are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for a provision for doubtful debts and unearned income. Interest is recognised as revenue when interest is earned.

(r)   Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’), and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and held to maturity investments, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. In addition, the Group uses its experienced judgement to estimate the amount of an impairment loss. This incorporates amounts calculated to overcome model deficiencies and systemic risks where appropriate and supported by historic loss experience data. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact reliability.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, the Group seeks evidence of a significant or prolonged decline in the fair value of the security below its cost to determine whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity instruments classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

Primary difference in comparative financial periods

The Group adopted a statistically based provisioning method for its general provision for doubtful debts, consistent with other large financial institutions. Under this method, the Group estimates the level of losses inherent, but not specifically identified, in its existing credit portfolios at balance date. This approach considered latent risks inherent in the portfolio over the full life of the loan. The statistical provisioning method is applied to existing credit portfolios, including loans and advances drawn down in the current year.

(s)   Goodwill and other intangible assets

Goodwill arises on the acquisition of an entity, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the net assets at the time of the acquisition.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of these cash-generating units is represented by an individual primary reporting segment, or a subdivision of a primary segment.

For intangible assets subject to amortisation, the asset must be assessed for indicators of impairment at each reporting date. Intangible assets not subject to amortisation must be reviewed annually for impairment.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised and recognised as an intangible asset where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense as incurred. Capitalised computer software costs are amortised on a straight-line basis over their expected useful lives, usually this is of between three and five years. Impairment losses are recognised in the income statement as incurred.

Computer software is stated at cost, less amortisation and impairment losses, if any.

Primary difference in comparative financial periods

Under AGAAP, goodwill is amortised from the date of acquisition by systematic charges on a straight line basis to the income statement over the period in which the benefits represented by the goodwill asset are expected to arise, but not exceeding 20 years.

(t)   Property, plant and equipment

Property assets (land and buildings) are revalued annually by directors to reflect fair values. Directors’ valuations are based on advice received from independent valuers and regular independent valuations.

Revaluation increments are credited directly to the asset revaluation reserve. However, the increment will be recognised in the income statement to the extent it reverses a revaluation decrement previously recognised as an expense. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments for a specific asset. Any excess is recognised as an expense in the income statement. This policy is applied to assets individually. Revaluation increases and decreases are not offset, even within a class of assets, unless they relate to the same asset.

All other items of property, plant and equipment are carried at cost, less accumulated depreciation and any impairment losses.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of (i) the asset’s fair value less costs to sell and (ii) the asset’s value in use.

Where a group of assets working together supports the generation of cash inflows largely independent of cash inflows from other assets or groups of assets, recoverable amount is assessed in relation to that group of assets (cash-generating unit).

With the exception of freehold land, all items of property, plant and equipment are depreciated or amortised using the straight-line method at the rates appropriate to its estimated useful life to the Group. For major classes of property, plant and equipment, the annual rates of depreciation or amortisation are: buildings – 3.3%; leasehold improvements – up to 10%; furniture, fixtures and fittings and other equipment – from 10% to 20%; motor vehicles 20%; personal computers– 33.3%; and other data processing equipment – from 20% to 33.3%.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Gains or losses on the disposal of property, plant and equipment, which is determined as the difference between the net sale proceeds if any and the carrying amount at the time of sale are included in the income statement.

Any realised amounts in the asset revaluation reserve are transferred directly to retained earnings.

(u)   Leases

(i) As lessee

The leases entered into by the Group as lessee are primarily operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the end of the lease period, any payment made to the lessor by way of penalty is recognised as an expense in the period of termination.

(ii) As lessor

Leases entered into by the Group as lessor, where the Group transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. The net investment in the lease, which is comprised of the present value of the lease payments including any guaranteed residual value and initial direct costs, is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is unearned income. Income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Assets leased under operating leases are included within property, plant and equipment at cost and depreciated over the life of the lease after taking into account anticipated residual values. Operating lease rental income is recognised within ‘Other operating income’ in the income statement on a straight line basis over the life of the lease. Depreciation is recognised within the income statement consistent with the nature of the asset (refer to note (t) Property, plant and equipment).

(v)   Assets relating to life insurance business

Assets held by the Group’s life insurance businesses are recorded as follows.

Assets backing policy liabilities

All assets held in statutory funds are considered to back policy liabilities and are therefore classified as fair value through profit and loss. Refer to note (i) for further detail on policies used to determine fair value.

Assets not backing life insurance liabilities

Financial assets

Financial assets not specifically backing insurance liabilities are classified as fair value through profit and loss, with the exception of investments in controlled entities that are treated under normal entity consolidation accounting rules.

Investments in controlled entities

Investments in controlled entities are stated at original cost less any necessary provision for impairment.

Restrictions on assets

The assets and liabilities held in the statutory funds of the Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995 (Cth) and the constitutions of the life insurance entities. The main restrictions are that the assets in a statutory fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund, or to make profit distributions when solvency and capital adequacy requirements of the Life Insurance Act 1995 (Cth) are met. Therefore, assets held in statutory funds are not available for use by other parts of the Group’s business other than any profits generated in the statutory funds.

Primary difference in comparative financial periods

Assets held by the Group’s life insurance entities are measured at net market value including an allowance for disposal costs.

Liabilities

(w)   Financial liabilities

Financial liabilities comprise items such as due to other banks, due to customers, liabilities on acceptances, trading liabilities and deposits and other borrowings. Financial liabilities may be held at fair value through profit and loss or at amortised cost. When a financial liability is recognised, initially it should be measured at its fair value plus transaction costs, unless the financial instrument is designated as fair value through profit and loss.

Items held at fair value through profit and loss comprise both items held for trading and items specifically designated as fair value through profit and loss at initial recognition.

Financial liabilities held at fair value through profit and loss are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Liabilities may be designated as fair value through profit and loss if they meet the following criteria:

•                  if an embedded derivative is required to be separated from the host contract but is unable to be reliably fair valued; or

•                  designating instruments will eliminate or significantly reduce measurement or recognition inconsistencies (eliminate an accounting mismatch) that would otherwise arise from measuring assets or liabilities on a different basis; or

•                  assets and liabilities are both arranged and their performance is evaluated on a fair value basis in accordance with documented risk management and investment strategies.

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship).

All other financial liabilities are measured at amortised cost using the effective interest method.

Primary difference in comparative financial periods

There is no equivalent classification for liabilities designated at fair value through profit and loss for comparative reporting periods. Financial liabilities are brought to account at the gross value of the outstanding balance. Interest expense on financial liabilities is recognised as an expense as it is incurred.

Financial liabilities were previously de-recognised where the Group had constructively extinguished its obligations under the liability whereas AIFRS requires the Group to legally extinguish a liability prior to de-recognition.

(x)   Life insurance and investment policy liabilities

Policy liabilities in the Group’s balance sheet and the change in policy liabilities disclosed as an expense have been calculated in accordance with guidance provided by the Life Insurance Actuarial Standard Board’s Actuarial Standard AS 1.04 “Valuation of Policy Liabilities”.

Investment contracts

Policy liabilities for investment contracts are measured at fair value with this value determined as equal or greater than the surrender value of the policy. The discount rate reflects the return on assets backing the liabilities. Only incremental transaction costs on the sale of products can be deferred.

Insurance contracts

Policy liabilities from insurance contracts are measured mainly using the projection method which is the net present value of estimated future policy cash flows. Future cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments (including bonuses). The accumulation method may be used only where the result would not be materially different to the projection method.

Unvested policyholder benefits represent amounts that have been allocated to certain non-investment-linked policyholders that have not yet vested with specific policyholders.

The measurement of policy liabilities is subject to actuarial assumptions. Assumptions made in the calculation of policy liabilities at each balance date are based on best estimates at that date. The assumptions include the benefits payable under the policies on death, disablement or surrender, future premiums, investment earnings and expenses. Best estimate means that assumptions are neither optimistic nor pessimistic but reflect the most likely outcome. The assumptions used in the calculation of the policy liabilities are reviewed at each balance sheet date. Deferred acquisition costs are presented as an off-set in policy liabilities.

To the extent that the benefits under life insurance contracts are not contractually linked to the performance of the assets held, the life insurance liabilities are discounted for the time value of money using risk-free discount rates based on current observable, objective rates that relate to the nature, structure and term of the future obligations. Where the benefits under life insurance contracts are contractually linked to the performance of the assets held, the life insurance liabilities shall be discounted using discount rates based on the market returns on assets backing life insurance liabilities.

Primary difference in comparative financial periods

Life insurance contracts are not specifically defined under AASB 1038 “Life Insurance Business” (AASB 1038). As such all policy liabilities are calculated under the Margin on Services method. Deferred acquisition costs are off-set against both investment linked and life insurance contract policy liabilities. Refer to section (pp) part (v).

(y)   Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be necessary to settle the obligation, and it can be reliably estimated. Provisions are not discounted to the present value of their expected net future cash flows except where the time value of money is considered material.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless they are remote.

(z)   Operational Risk Events

Provision for non lending losses is raised for losses incurred by the Group, which do not relate directly to amounts of principal outstanding for loans and advances.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation as at the reporting date, taking into account the risks and uncertainties that surround the events and circumstances that affect the provision.

(aa)   Restructuring costs

Provisions for restructuring costs includes provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Group has made a commitment and entered into an obligation such that it has no realistic alternative but to carry out the restructure and make future payments to settle the obligation. Provision for restructuring costs is only recognised when a detailed plan has been approved and the restructuring has either commenced or has been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to on-going activities are not provided for.

(bb)   Surplus leased space

Surplus leased space is an onerous contract and a provision is recognised when the expected benefits to be derived from the contract are less than the costs that are unavoidable under the contract. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, or are being sub-leased for lower rentals than the Group pays, or there are no substantive benefits beyond a known future date. The provision is determined on the basis of the present value of net future cash flows.

(cc)   Provision for dividends

Provision for dividends is recognised at the time the dividend is declared, determined or publicly recommended.

(dd)   Financial Guarantees

The Group provides guarantees in its normal course of business on behalf of its customers. Guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Guarantees are primarily issued to support direct financial obligations such as commercial bills or other debt instruments issued by a counterparty. It is the rating of the Group as a guarantee provider that enhances the marketability of the paper issued by the counterparty in these circumstances. Financial guarantees are recognised at the greater of the unearned revenue or any provision that arises when a claim obligation is probable.

Additionally, the Group enters into financial guarantee contracts that require the Group to make specified payments to reimburse the holder of a contract, or permit the Group to receive a specified payment, for a loss incurred because a debtor specified within the contract fails to make payment when due in accordance with the original or modified terms of a debt instrument. The financial guarantee contract is initially recorded at fair value which is equal the premium received or paid, unless there is evidence to the contrary. Subsequently, the Group records and measures the financial guarantee contract at the higher of:

(i) where it is likely the Group will incur a loss as a result of issuing the contract a liability is recognised, or asset where it is likely to receive payment as a result of a purchasing the contract, for the estimated amount of the loss payable or receivable; and

(ii) the amount initially recognised less, when appropriate, cumulative unamortised portion of the fee which is recognised over the life of the guarantee, whether this is received or paid depending on whether the Group has issued or purchased the contract.

(ee)   Employee benefits

Employee entitlements to long service leave are accrued using an actuarial calculation, based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ materially from calculating the amount using present value techniques.

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of providing the service are measured at their nominal amounts using remuneration rates that the Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

Employees of the Group are entitled to benefits on retirement, disability or death from the Group’s superannuation plans. The Group operates pension plans which have both defined benefit and defined contribution components.

The defined contribution plans receive fixed contributions from Group companies and the Group’s obligation for contributions to these plans are recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

The defined benefit plans provide defined lump sum benefits based on years of service and a career averaged earnings. A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost.

The present value of the defined benefit obligations for each plan is discounted by either the government bond rate, or the average AAA credit rated bond rate for bonds that have maturity dates approximating to the terms of the Group’s obligations. The present value of the defined benefit obligations is calculated every three years using the projected unit credit method and updated every year for material movements in the plan position.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service cost is amortised on a straight line basis over the vesting period.

The Group does not offset pension assets and liabilities arising from different defined benefit plans.

Pension expense attributable to the Group’s defined benefit plans comprises current service cost, interest cost, expected return on plan assets and amortisation of any past service cost which has yet to vest. The Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly into retained earnings.

Future taxes that are funded by the entity and are part of the provision of existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Primary difference in comparative financial periods

The accounting policy described above applicable to the Group’s defined benefit plans is significantly different to that applicable under previous AGAAP. For AGAAP defined benefit plan surpluses and deficits are not recognised on the balance sheet. Additionally, the expense recognised in the income statement is determined on an actuarial basis (and also included cash contributions), whereby actuarial gains and losses are recognised over the average remaining employment period of plan members, generally between 10 and 15 years.

(ff)   Trustee and funds management activities

The Group acts as trustee, custodian or manager of a number of funds and trusts, including superannuation and approved deposit funds, and wholesale and retail investment trusts. Where the Group does not have direct or indirect control of these funds and trusts as defined by Australian Accounting Standard AASB 127 “Consolidated and Separate Financial Statements”, the assets and liabilities are not included in the consolidated financial statements of the Group. When controlled entities, as responsible entities or trustees, incur liabilities in respect of their activities, a right of indemnity exists against the assets of the applicable trusts and funds. Where these assets are determined to be sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the Group does not include the liabilities in the consolidated financial statements.

Commissions and fees earned in respect of the Group’s trust and funds management activities are included in the income statement.

(gg)   Securitisation

Through its Australian loan securitisation program, the Group packages and sells loans (principally housing mortgage loans) as securities to investors through a securitisation vehicle.

All such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

(i)	a fully proportional share of all or specifically identified cash flows are transferred to the lender, in which case, that proportion of the asset is derecognised;
(ii)	substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or
(iii)

if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group’s continuing involvement in the asset.

(hh)   Income tax

Income tax expense or revenue is the tax payable (or receivable) on the current period’s taxable income based on the applicable tax rate in each jurisdiction adjusted by changes in deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognised for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. A deferred tax asset or liability is not recognised if it arises from initial recognition of an asset or liability (in a transaction other than a business combination) that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are only recognised for temporary differences, unused tax losses and unused tax credits if it is probable that future taxable amounts will arise to utilise those temporary differences and losses.

Deferred liabilities are not recognised for temporary differences arising from investments in subsidiaries and associates where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are not recognised for temporary differences arising from investments in subsidiaries and associates where it is probable that the difference will not reverse in the foreseeable future, and it is not probable that taxable profit will be available against which the temporary difference can be utilised.

The effects of income taxes arising from asset revaluation adjustments are recognised directly in the asset revaluation reserve where relevant.

Deferred tax assets and liabilities related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, are also credited or charged directly to equity. The tax associated with these transactions will be recognised in the income statement at the same time as the underlying transaction.

For life insurance business, taxation is not based on the concept of profit. Special legislative provisions apply to tax policyholders and shareholders on different bases. According to the class of business to which their policies belong, policyholders have their investment earnings taxed at the following rates in Australia:

•                  superannuation policies – 15%;

•                  annuity policies – 0%; or

•                  non-superannuation investment policies – 30%.

The life insurance business shareholders’ funds are taxed at the company rate of 30% on fee income and profit arising from insurance risk policies less deductible expenses.

Primary difference in comparative financial periods

The AIFRS accounting policy described above requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. Under AGAAP the Group adopts an income statement liability method to determining deferred tax amounts. This method identifies a narrower range of differences than those that arise under AIFRS. Provisions for Deferred Income Tax and Future Income Tax Benefits are displayed net on the balance sheet.

(ii)   Debt Issues

Debt issues are short and long term debt issues of the Group including commercial paper, notes, term loans and medium term notes. Debt issues are typically recorded at amortised cost using the effective interest method. Premiums, discounts and associated issue expenses are recognised using the effective interest method through the income statement from the date of issue to accrete the carrying value of securities to redemption values by maturity date. Interest is charged to the income statement using the effective interest method. Embedded derivatives within debt instruments must also be separately accounted for where not closely related to the terms of the host debt instrument. These embedded derivative instruments are recorded at fair value with gains and losses on the embedded derivative recorded in the income statement.

Where debt issues are classified as held at fair value through profit and loss they are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently they are measured at fair value and any gains and losses are recognised in the income statement as they arise.

Primary difference in comparative financial periods

Under AGAAP the embedded derivative liability is not separately accounted for.

Equity

(jj)   Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are directly included within equity. For the acquisition of a business incremental costsare included in the cost of the acquisition as a part of the purchase consideration.

(kk)   Treasury shares

If a controlled entity acquires shares in the Company, the cost of the acquired shares is recognised as a deduction from share capital. Dividends on such shares held in the Company (treasury shares) are not credited to income, but eliminated on consolidation. Gains and losses on sale of treasury shares are accounted for as adjustments to issued capital and not part of income.

Certain statutory funds of the Group’s life insurance business hold investments in the Company. As these statutory funds are consolidated into the financial report, such investments held in the company are accounted for as treasury shares.

Primary difference in comparative financial periods

There was no equivalent accounting policy to eliminate such shares under previous AGAAP. Under AGAAP the shares are recognised in investments relating to life insurance entities and no adjustment was made to income.

Revenue and expense recognition

(ll)   Interest income

Interest income is reflected in the income statement using the effective interest method.

The effective interest method is a method of calculating amortisation using the effective interest rate of a financial asset or financial liability. The effective interest rate is the rate that exactly discounts the estimated stream of future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

When calculating the effective interest rate, the cash flows are estimated considering all contractual terms of the financial instrument (eg. prepayment, call and similar options) excluding future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. Where it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments) is used.

Primary difference in comparative financial periods

Under AGAAP, loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.

(mm)   Dividend income

Dividend income is recorded in the income statement on an accruals basis when the Group’s right to receive the dividend is established.

(nn)   Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to the effective interest rate arising from negotiating, or participating in the negotiation of a transaction with a third party (such as the acquisition of loans, shares or other securities or the purchase or sale of businesses), are recognised on completion of the underlying transaction.

Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time. Account keeping charges, credit card fees, money transfer fees and loan servicing fees are recognised in the period the service is provided.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

(oo)   Gains less losses on financial instruments at fair value

Gains less losses on financial instruments at fair value comprises fair value gains and losses from three distinct activities:

•                  trading financial instruments;

•                  hedging instruments; and

•                  financial instruments designated at fair value through profit and loss.

Trading financial instruments recognises fair value movements on all trading financial instruments. For trading derivatives a full fair value is determined inclusive of interest income and expense arising on those derivatives. Interest income and expense on trading securities is reported within interest income and not included as part of the fair value movements on these instruments.

Hedging instruments recognises fair value movements on both the hedged item and hedging derivative in a fair value hedge relationship, and hedge ineffectiveness for both fair value and cash flow hedges.

Financial instruments designated at fair value through profit and loss recognises fair value movements (excluding interest) on those items designated as fair value through profit and loss at inception.

Interest income and interest expense on hedging instruments and items designated as fair value through profit and loss at initial recognition are recognised in net interest income.

Primary difference in comparative financial periods

There was no direct equivalent accounting policy under previous AGAAP.

Trading derivatives are measured at fair value and the resultant profits and losses are recognised in other income. The fair value of trading derivatives is reported on a gross basis as assets or liabilities as appropriate.

Net revenue or expense on derivatives used to manage interest rate risk is recognised in net interest income on an accruals basis.

(pp)   Life insurance business

The Group conducts its life insurance business through a number of controlled entities including National Australia Financial Management Limited, MLC Lifetime Company Limited, MLC (Hong Kong) Limited, MLC Limited, BNZ Life Insurance Limited and PT MLC Life Indonesia.

(i) Types of business

The Australian life insurance operations of the Group consist of investment-linked business and non-investment-linked business, which are conducted in separate statutory funds as required under the Life Insurance Act 1995 (Cth). The overseas life insurance operations of the Group consist primarily of non-investment-linked business.

Life investment contracts include investment-linked contracts where policyholders’ investments are held within the statutory funds and policyholders’ returns are directly linked to the investment performance of the assets in that fund. The policyholder bears all the risks and rewards of the investment performance. The policyholder has no direct access to the specific assets; however, the policy value is calculated by reference to the market value of the statutory fund’s assets. Investment-linked business includes superannuation and allocated pension business. Fee income is derived from the administration of investment-linked policies and funds.

Life insurance contracts involve the acceptance of significant insurance risk. Insurance risk is defined as significant if an insured event could cause an insurer to pay significant additional benefits in any scenario that has commercial substance. Any products sold by a life insurer that do not meet the definition of a life insurance contract are classified as life investment contracts. Insurance contracts include those where an insured benefit is payable on the occurrence of a specified event such as death, injury or disability caused by accident or illness or, in the case of an annuity, either the continuance of the annuitant’s life or the expiry of the annuity term. The benefit payable is not directly referable to the market value of the fund’s assets. Non-investment-linked business includes traditional whole of life and endowment policies (where the risks and rewards generally are shared between policyholders and shareholders) and risk policies such as death, disability and income insurance (where the shareholder bears all the financial risks).

(ii) Premium revenue

Premium amounts earned in respect of insurance contracts are treated as revenue. Other premium amounts received, net of initial fee income, for investment contracts, are recognised as an increase in policy liabilities. The initial fee, which is the difference between the premium received and the initial surrender value, is recognised as premium revenue.

Premiums with a regular due date are recognised as revenue on a due basis. Premiums with no due date are recognised as revenue or an increase in policy liabilities on a cash received basis. Premiums due before the end of the year but not received at balance date are included as outstanding premiums. Premiums due after but received before the end of the year are accounted for as premiums in advance.

(iii) Claims

Claims are recognised when the liability to a policyholder under a policy contract has been established or upon notification of the insured event, depending on the type of claim.

Claims incurred in respect of investment contracts, which are in the nature of investment withdrawals, are recognised as a reduction in policy liabilities.

Claims incurred that relate to the provision of services and bearing of risks are treated as expenses and are recognised on an accruals basis.

(iv) Basis of expense apportionment

All expenses charged to the income statement are equitably apportioned to the different classes of business in accordance with Division 2 of Part 6 of the Life Insurance Act 1995 (Cth) as follows:

•                  expenses and other outgoings that relate specifically to a particular statutory fund have been directly charged to that fund;

•                  expenses and other outgoings (excluding commissions, medical fees and stamp duty relating to the policies which are all directly allocable) have been apportioned between each statutory fund and shareholders’ fund. Expenses are apportioned between classes of business by first allocating the expenses to major functions and activities, including those of sales support and marketing, new business processing and policyholder servicing, and then to classes of products using relevant activity cost drivers, including commissions, policy counts, funds under management and benchmark profit; and

•                  investment income, profits and losses on sale of property, plant and equipment, profits and losses on sale of investments, and appreciation and depreciation of investments have been directly credited or charged to the appropriate statutory fund or shareholders’ fund.

(v)  Deferred acquisition costs

Life insurance policy acquisition costs are deferred under the Margin on Services method. For investment linked contracts they are deferred only to the extent that they are incremental transaction costs and provided that the business generated continues to be profitable. The deferred costs are reflected as a reduction in policy liabilities and are amortised to the income statement over the expected duration of the relevant policies.

Primary difference in comparative financial periods

The AIFRS policy relating to life insurance described above has had a significant impact upon the measurement, recognition and disclosure of the Group’s life insurance business. A major feature of AGAAP was the recongtion of the excess of market value over net assets (EMVONA). On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement. Broadly, EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

Under AGAAP deferred acquisition costs are recognised as a reduction to policy liabilities for both investment linked and life insurance contracts.

(qq)   Equity-based compensation

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received by the Group, which is the vesting period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the NAB Ltd share price over the life of the option and other relevant factors. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model.

Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value.

Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

Primary difference in comparative financial periods

The AIFRS accounting policy described above has had a significant impact on the recognition, measurement and disclosure of equity based remuneration. Under previous AGAAP, the Group only recorded an expense where it paid cash to the compensation plan trustee, which in turn purchased the Company’s shares on market. Where the Company issued shares as compensation, no expense was recorded in the income statement. Additionally, no accounting entries were made in relation to options and performance rights granted until they were exercised, at which time the amounts receivable from the employees were recorded as equity. No expense was recorded in the income statement.

(rr)   Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax or other value-added tax, except where the tax incurred is not recoverable from the relevant taxation authority. In these circumstances, the tax is recognised as part of the expense or the cost of acquisition of the asset.

Receivables and payables are stated at an amount with tax included. The net amount of tax recoverable from, or payable to, the relevant taxation authority is included within other assets or other liabilities.

Cash flows are included in the statement of cash flows on a gross basis. The tax component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the relevant taxation authority is classified as operating cash flows.

(b) EXPLANATION OF TRANSITION TO AIFRS

These are the Group’s first consolidated financial statements prepared in accordance with AIFRS. The Group adopted these standards for the financial year commenced October 1, 2005. The accounting policies set out in Note 1 (a) have been applied in the preparation of these financial statements.

In preparing its opening AIFRS balance sheet and the comparative information contained in these financial statements, the Group has made adjustments to the financial information previously reported in accordance with the prior basis of accounting (AGAAP).

The following notes and reconciliations, along with the accounting policies detailed in note 1(a) provide an explanation of how the transition from AGAAP to AIFRS has affected the Group’s financial statements.

The AIFRS impacts contained in the following reconciliations have been shown as:

•      those arising from required recognition and measurement adjustments to the financial statements to transition from AGAAP to AIFRS either at 1 October 2004 or 1 October 2005 (transitional adjustments);

•      those arising during the half years ended 31 March 2005 and 30 September 2005 to adjust for measurement differences between AGAAP and AIFRS in the income statement or reserves (measurement adjustments); and

•      those concerning presentation and disclosure of items in the financial statements (reclassification adjustments) at the relevant dates.

Recognition and measurement adjustments that arise as a result of the opening transition process affect balance sheet values and are recognised in either retained earnings or an appropriate equity reserve at the date of transition. These may arise at either 1 October 2004 or 1 October 2005.

Presentation and disclosure adjustments do not impact total equity or retained earnings, but (other than a reclassification of outside equity interests at 1 October 2005 from equity to liabilities) reclassify items from one line to another.

The areas of most significant impact and the adjustments arising from application of AIFRS are summarised below. In certain cases the transitional and measurement adjustments detailed in the following reconciliations differ from information disclosed in previous financial statements. These differences primarily arise through changes and refinements in interpretation of relevant accounting standards.

Transitional adjustments at October 1, 2004 have been held constant in the Transition column of the balance sheet reconciliations at 31 March 2005 and 30 September 2005. Foreign currency revaluations of these adjustments have been reported as measurement adjustments.

The information presented below is in accordance with AASB 1.  Unless stated otherwise, all adjustments have been presented on a pre-tax basis.

A. Transitional and measurement adjustments arising as at October 1, 2004

(a)           Defined benefit pension plans

AIFRS requires defined benefit pension plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

An opening transitional adjustment recognises a defined benefit pension plan deficit of $1,279 million, a defined benefit pension plan surplus of $130 million and de-recognises a pre-paid pension cost asset previously carried under AGAAP of $575 million.

For the half years ended 31 March 2005 and 30 September 2005, the defined benefit pension expense recorded within personnel expenses was $12 million and $15 million respectively less than had been previously recorded under AGAAP.  In addition, under AGAAP, $47 million in relation to redundancy related payments was recognised as a restructuring expense. On transition to AIFRS this expense was reversed as it had already been recognised in the 1 October 2004 opening AIFRS balance sheet.

For the year ended 30 September 2005 the net profit on the sale of the Irish Banks (recognised as a Significant Item) was $277 million greater than that previously reported under AGAAP. The increase is largely due to the impact of derecognising the defined benefit pension liabilities in respect of the Irish Banks.

(b)           Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements are no longer recognised in the Group’s income statement. Under AGAAP, EMVONA represented:

•      acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•      increases in the value of goodwill of the controlled entities since acquisition; and

•      the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial statements and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the AGAAP EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS and is replaced by acquired goodwill of $4,094 million and other intangible assets relating to past acquisitions, of $82 million.

For the half years ended 31 March 2005 and 30 September 2005 revaluation uplifts in EMVONA of $54 million and $281 million recognised under AGAAP have been reversed.

(c)           Consolidation of special purpose entities

Special purpose entities (SPE’s) require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the SPE. The opening adjustment as at 1 October, 2004 to consolidate the Group’s SPE’s where required under AIFRS, is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.

These amounts are predominantly reflected in adjustments to loans and advances (assets) and deposits and other borrowings and bonds, notes and subordinated debt (liabilities).

For the half years ended 31 March 2005 and 30 September 2005, the impact on net profit before tax arising from the consolidation of these entities is minimal. The principal impact on the income statement is a gross up in interest income and interest expense with interest income increasing by $200 million for the half year ended 31 March 2005 and $223 million for the half year ended 30 September 2005. Interest expense increases by $190 million for the half year ended 31 March 2005 and $179 million for the half year ended 30 September 2005.

(d)           Taxation

AIFRS requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method identifies a broader range of differences than those that arise under AGAAP.

An opening transitional adjustment results in a net increase in retained earnings of $609 million. This adjustment primarily arises from the tax impacts of the various transitional adjustments applicable from 1 October 2004.

For the half years ended 31 March 2005 and 30 September 2005, the income tax expense was $24 million less and $41 million greater respectively than that recognised under AGAAP.

(e)           Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued. The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  Similarly, the fair value of shares granted under the staff share schemes will be recognised as an expense over their vesting period on a straight-line basis.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002.  The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options, performance rights and shares granted after November 7, 2002 that remain unvested at January 1, 2005.

An opening transitional adjustment results in the recognition of an equity based payments reserve of $34 million.

For the half years ended 31 March 2005 and 30 September 2005, the expense for equity based payments is $37 million and $60 million respectively.

(f)            Goodwill

Upon transition to AIFRS, goodwill will no longer be amortised.  Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount.  If an impairment loss is identified, it will be recognised immediately in the income statement.  No impairment of goodwill was identified at October 1, 2004.

For the half years ended 31 March 2005 and 30 September 2005, goodwill amortisation of $50 million and $48 million respectively recognised under AGAAP has been reversed. No impairment of goodwill was identified for the year ended 30 September 2005.

(g)           Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arise after October 1, 2004.

(h)           Wealth Management investment business – revenue and expense recognition

Under AGAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, were deferred and subsequently recognised in the income statement over the average life of the contracts.  Under AIFRS, initial commission revenue will be recognised at the inception of the contract.  Similarly, costs will be recognised and expensed as they are incurred.

An opening transitional adjustment of $100 million represents a write-off of the cumulative deferred acquisition costs asset previously recognised under AGAAP in respect of contracts issued by entities other than life insurance entities. During the half year ended 31 March 2005 the increase in the deferred acquisition costs asset recognised under AGAAP of $12 million has been reversed from the balance sheet and recognised directly in the income statement. There was nil impact arising in the half year ended 30 September 2005.

(i)            Treasury shares

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital. The opening transitional adjustment for treasury shares is:

•      a decrease of $551 million in investments relating to life insurance business, being the market value of the investments in National shares;

•      a decrease of $645 million in contributed equity, being the cost of the investments; and

•      an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

For the half years ended 31 March 2005 and 30 September 2005, total net realised and unrealised gains and losses and dividend income of $53 million and $114 million respectively relating to treasury shares were recognised in the income statement under AGAAP.  Of these amounts $35 million and $129 million represented unrealised gains and losses recognised at 31 March 2005 and 30 September 2005 respectively.  All of the amounts noted above are reversed under AIFRS.

(j)            Asset revaluation reserve

Under AGAAP, the Group carried all land and buildings at fair value.  Valuation increments and decrements were offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve.  In contrast, AIFRS requires that valuation increments and decrements are accounted for on an asset-by-asset basis.  Under AIFRS the Group will continue to carry all land and buildings at fair value.  The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis.  At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

B.            Transitional and measurement adjustments arising as at October 1, 2005

The following adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005. The information presented below is in accordance with AASB 1 that provides an exemption from presenting comparative financial information in relation to these standards.

(k)           Recognition of derivative financial instruments and hedging

Under AIFRS, the Group has recognised all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument are recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve.  This amount will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

At 1 October, 2005, the Group has recognised the following transitional adjustments attributable to derivative financial instruments, hedging and application of the fair value through profit and loss designation. Many of these derivatives form an important part of the Group’s risk management strategy and are designed to negate risk by the creation of off-setting fair value movements or a decrease in the variability of future cash flows. It should be noted that the overall net impact of the following adjustments upon opening retained earnings is an increase of $28 million.

(i) Trading derivatives

•      Initial recognition of trading derivatives at fair value resulting in an increase in total assets of $196 million and an increase in total liabilities of $307 million.  The increases are primarily recognised within Trading derivatives (assets) which have increased by $330 million and Trading derivatives (liabilities) which have increased by $474 million and Other assets and Other liabilities that have decreased by $133 million and $166 million, respectively.  The corresponding decrease in retained earnings is $111 million.  This is as a consequence of derivatives previously classified as off balance sheet hedging derivatives under AGAAP being recognised as trading derivatives on transition to AIFRS.

(ii) Fair value hedge derivatives

•      Initial recognition of derivatives designated within a fair value hedge relationship has resulted in an increase in hedging derivative assets of $332 million, a decrease in other assets of $17 million and an increase in hedging derivative liabilities of $3 million at October 1, 2005. The corresponding increase in retained earnings is $312 million.

(iii) Assets and liabilities designated within a fair value hedge

•      Where the Group has designated a financial asset or liability within a fair value hedging relationship, an adjustment is required to remeasure those assets or liabilities at fair value for changes in value attributable to the hedged risk.  A decrease in loans and advances of $118 million and an increase in bonds, notes and subordinated debt of $235 million arise at October 1, 2005 as a result.  The corresponding decrease in retained earnings is $353 million.

(iv) Cash flow hedging derivatives

•      Initial recognition of derivatives designated within a cash flow hedge relationship has decreased hedging derivative assets by $40 million and decreased hedging derivative liabilities by $28 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

(v) Assets and liabilities at fair value through profit and loss

•      Where the Group has designated a financial asset or liability as at “fair value through profit and loss”, adjustments are required to: 1) reclassify the designated assets and liabilities into this category which have been detailed in section C(xii); and 2) remeasure those assets and liabilities at fair value.  The measurement adjustments that arise as a result of this designation are an increase in Other financial assets at fair value of $477 million and an increase in Other financial liabilities at fair value of $297 million. The increase in retained earnings as a consequence of designating certain financial assets and liabilities as “fair value through profit and loss” is $180 million.

(l)            Loan loss provisioning

Under AIFRS, the Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

The transitional adjustment at 1 October 2005 is a decrease in the total provision for doubtful debts of $384 million, with a corresponding adjustment to retained earnings. As a number of loans have been designated as at fair value through profit and loss, the credit provision associated with these loans of $85 million has been transferred across to that category as an adjustment to fair value, in addition to $35 million that has been transferred to and included in the carrying value of both trading and hedging derivatives. As a result the provision for doubtful debts (recorded against the balance of loans carried at amortised cost) has reduced by the same amount.

(m)          Revenue recognition – effective yield

Loan origination and other fee revenue historically under AGAAP has been either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  Under AIFRS, a greater volume of fees are deferred and amortised over the expected life of the respective loans.  Revenue that is deferred must be amortised on an effective interest rate basis.  As part of the effective yield calculation AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At 1 October 2005, loans and advances have decreased by $310 million and amounts due from customers on acceptances decreased by $91 million in order to re-recognise fee revenue and costs previously recorded in the income statement.  Retained earnings have decreased by a total corresponding amount of $401 million.

(n)           Valuation of financial instruments using bid and offer prices

AIFRS requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price.  Under AGAAP all financial instruments of the Group measured at fair value and transacted in an active market have been valued at the mid price.  Under AIFRS it is acceptable to continue to use the mid price where there is an offsetting market risk position.  Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At 1 October, 2005, adjustments to the carrying value of financial assets and liabilities to value them on a bid or offer basis, where required, results in an increase on Other financial liabilities at fair value of $14 million within other liabilities at fair value and a decrease in the value of investments relating to life insurance business of $2 million.

Retained earnings have decreased by a corresponding amount.

(o)           Classification of convertible financial instruments

Recent IASB discussions relating to an International Financial Reporting Interpretations Committee (IFRIC) interpretation have changed the accounting treatment of the exchangeable capital units classified within Other debt issues.  This leads to the recognition of certain embedded derivatives not previously accounted for.  Under this interpretation certain option features of this instrument embedded within the debt instrument permitting the holder to convert an exchangeable capital unit into a specified number of National ordinary shares are considered an embedded derivative that must be recorded at fair value.  The combined impact of the recognition of the embedded derivative and foreign exchange movements to record the foreign denominated liability at the closing foreign exchange rate recognised under AIFRS increase other debt issues by $879 million with a corresponding decrease in retained earnings.

(p)           Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet.  Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At 1 October 2005, $76 million of customer-related financial liabilities that were previously derecognised from the Group’s balance sheet have been re-recognised.  Deposits and other borrowings have increased by $54 million, Other liabilities have increased by $22 million and retained earnings have decreased by $76 million as a result of this adjustment.

(q)           Insurance contracts & provision for selling costs – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk are no longer treated as insurance contracts but as financial instruments.  For non-insurance contracts which are accounted for as financial instruments, under AGAAP acquisition costs were previously deferred and subsequently recognised in the income statement  In contrast, under AIFRS these costs will be recognised and expensed as they are incurred.

At 1 October 2005 cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million have been de-recognised.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities is based on discount rates different to that used under AGAAP.  At October 1, 2005, this has decreased policyholder liabilities by $17 million with a corresponding increase in retained earnings.

The removal of the provision for selling costs previously included within the valuation of investments relating to life insurance business have increased the carrying value of these assets by $11 million and increased the carrying value of life insurance liabilities by an equivalent amount.  There has been no impact on retained earnings.

These adjustments have increased Investments relating to life insurance business by $9 million, increased Life insurance policy liabilities by $378 million and decreased retained earnings by $367 million.

(r)           Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer meet the definition of equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities.  As at 1 October 2005, the result is an increase in managed fund units on issue and a corresponding decrease in equity of $6,224 million.

(s)           Taxation

The tax impacts of the transitional adjustments arising as at 1 October 2005 include an increase in deferred tax assets of $173 million, an increase in deferred tax liabilities of $150 million and a decrease in current tax liabilities of $1 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million and an increase in retained earnings of $21 million.

(t)            Due from customers on acceptances and Liability on acceptances

Amounts due from customers on acceptances and Liabilities on acceptances must both initially be recognised at fair value and subsequently measured at amortised cost.  Previously both acceptance assets and liabilities were recorded at face value.  This change in accounting treatment has decreased the carrying value of the Due from customers on acceptances asset and Liability on acceptances each by $202 million.  There has been no impact upon retained earnings.

(u)           General Reserve

Upon consolidation, the retained profits of the statutory funds, within the life insurance business are transferred from retained earnings into the general reserve.  As a consequence of the AIFRS transitional adjustments the retained profits of the statutory funds have been reduced by $417 million.  This is reflected through a decrease in the general reserve of $417 million and a corresponding increase in retained earnings.

(v)            Other

The items detailed above are the areas of most significant impact arising from the application of AIFRS on both the balance sheet and the income statement. In addition to these items certain other minor adjustments relating to leasing arrangements, provisions, reclassification into and remeasurement of trading securities and revaluation of investments relating to life insurance business have been made.

C.            Reclassifications made within the financial statements

In addition to the transitional and measurement adjustments detailed above, the adoption of AIFRS introduces changes to the format of the income statement, balance sheet and other financial statement disclosures. Certain reclassifications of assets and liabilities and balances within equity reserves have occurred as a result of these changes.

Reclassifications at 1 October 2004:

The major items reclassified upon transition to AIFRS as at 1 October 2004 include:

Balance sheet reclassifications

(i)            Capitalised computer software costs of $655 million have been reclassified from Property, plant and equipment to Intangible assets.

(ii)           Motor vehicles leased to customers under operating lease agreements have been reclassified from Loans and advances ($1,004 million) and Other assets ($1,464 million) to Property, plant and equipment ($2,468 million).

(iii)          Deferred tax assets and liabilities and current taxes have been separately disclosed.

(iv)          Short positions in securities of $845 million have been reclassified from Other liabilities to Other financial liabilities at fair value.

(v)           Regulatory deposits of $177 million have been combined with Due from other banks on the face of the balance sheet.

(vi)          Shares in other securities of $107 million have been reclassified from Investments in associates and joint ventures and other securities to Trading securities.

Income statement reclassifications for the year ended 30 September 2005

(vii)         Rentals received on motor vehicles leased to customers of $729 million have been included within Other operating income. Depreciation on these assets of $539 million has been included in General expenses. Under AGAAP the net of these amounts ($190 million) was reported within Net Interest Income.

(viii)        Trading income of $644 million has been included within Gains less losses on financial instruments at fair value. Previously this was reported within Other operating income.

The combination of these two adjustments above gives rise to a net increase of $85 million in Other operating income.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a new equity reserve for equity based payments.

Reclassifications at 1 October 2005:

The major items reclassified as at 1 October 2005 include:

Balance sheet reclassifications

(ix)           A total of $18,463 million of financial instruments have been reclassified to other financial assets at fair value.  Of this, the principal amounts relate to loans and advances amounting to $14,468 million inclusive of a doubtful debt provision of $85 million, $560 million from cash assets, $12 million due from other banks and $3,423 million from Investments – held to maturity (previously Investment securities under AGAAP).

(x)            Trading securities have decreased by $6,433 million through reclassifications to Due to customers on acceptances.  This is due to a change in accounting for acceptances issued and repurchased as part of trading activities.

(xi)           Trading securities have also increased by $921 million through reclassifications of $966 million from Investments – held to maturity (previously Investment securities under AGAAP) and $45 million to Investments – available for sale.  These reclassifications have been made to reflect appropriate asset classifications and their specific requirements within AIFRS.

(xii)          A total of $9,295 million of financial instruments have been reclassified to other financial liabilities at fair value.  Of this, the principal amounts relate to deposits and other borrowings of $8,347 million, $418 million of amounts due to other banks and $530 million of bonds, notes and subordinated debt.

(xiii)         Outside equity interests in Wealth Management controlled entities of $6,224 million previously classified within equity have been reclassified to the liability category Managed fund units on issue.

(xiv)        Amounts relating to foreign exchange revaluations attributable to hedging derivatives previously recognised within other assets of $353 million and other liabilities of $2,938 million have been reclassified within hedging derivative assets and hedging derivative liabilities respectively.

(xv)         Life insurance policy liabilities have increased by $431 million as a result of reclassifying certain amounts relating to reinsurance to other assets.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a cash flow hedge reserve.

Finally, as a part of the AIFRS transition, a review of the mapping of all revenue and expense categories was undertaken.  Whilst total revenue and expense lines have only changed due to AIFRS requirements certain line items within the categories have been amended to reflect a more appropriate mapping of revenue and expenses.

Financial Report - Note 1: Accounting Policies

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION HALF YEAR ENDED 31 MARCH 2005

	AGAAP				AIFRS
For the half year ended	Mar 2005	Ref	Measurement	Reclassification	Mar 2005
	$m		$m	$m	$m

Interest income	10,121	c, v	203	(94)	10,230
Interest expense	(6,568)	c	(190)	—	(6,758)
Net interest income	3,553		13	(94)	3,472

Premium and related revenue	434		—	—	434
Investment revenue	2,865	i	(53)	—	2,812
Claims expense	(287)		—	—	(287)
Change in policy liabilities	(2,071)		—	—	(2,071)
Policy acquisition and maintenance expense	(365)		—	—	(365)
Investment management fees	(18)		—	—	(18)
Net life insurance income	558		(53)	—	505

Gains less losses on financial instruments at fair value	—		4	342	346
Movement in the excess of net market value over net assets of life insurance controlled entities	54	b	(54)	—	—
Other operating income	2,490	v	53	14	2,557
Significant revenue
Proceeds from the sale of controlled entities	2,514		—	—	2,514
Total operating income	5,058		3	356	5,417

Personnel expenses	(1,881)	a, e	(27)	—	(1,908)
Occupancy related expenses	(320)		1	42	(277)
General expenses	(1,375)	c, h	(38)	(304)	(1,717)
Amortisation of goodwill	(50)	f	50	—	—
Charge to provide for doubtful debts	(281)		—	—	(281)
Significant expenses
Cost of controlled entities sold	(1,456)	a	203	—	(1,253)
Restructuring expenses	(403)	a	47	—	(356)
Reversal of prior year restructuring provision	9		—	—	9
Foreign currency options trading losses	34		—	—	34
Total operating expenses	(5,723)		236	(262)	(5,749)

Profit before income tax expense	3,446		199	—	3,645
Income tax expense	(757)	d	24	—	(733)
Net profit	2,689		223	—	2,912

Net profit attributable to minority interest - Life insurance business	(154)		—	—	(154)
Net profit attributable to members of the Company	2,535		223	—	2,758

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION HALF YEAR ENDED 30 SEPTEMBER 2005

	AGAAP				AIFRS
For the half year ended	Sep 2005	Ref	Measurement	Reclassification	Sep 2005
	$m		$m	$m	$m

Interest income	10,751	c, v	218	(96)	10,873
Interest expense	(7,222)	c	(179)	—	(7,401)
Net interest income	3,529		39	(96)	3,472

Premium and related revenue	472		—	—	472
Investment revenue	4,833	i	(114)	—	4,719
Claims expense	(303)		—	—	(303)
Change in policy liabilities	(3,499)		—	—	(3,499)
Policy acquisition and maintenance expense	(374)		—	—	(374)
Investment management fees	(15)		—	—	(15)
Net life insurance income	1,114		(114)	—	1,000

Gains less losses on financial instruments at fair value	—		(9)	302	293
Movement in the excess of net market value over net assets of life insurance controlled entities	281	b	(281)	—	—
Other operating income	2,612		11	71	2,694
Significant revenue
Proceeds from the sale of controlled entities	(21)		—	—	(21)
Total operating income	2,872		(279)	373	2,966

Personnel expenses	(1,855)	a, e	(44)	—	(1,899)
Occupancy related expenses	(302)		—	40	(262)
General expenses	(1,571)	c, h	(44)	(317)	(1,932)
Amortisation of goodwill	(48)	f	48	—	—
Charge to provide for doubtful debts	(253)		—	—	(253)
Significant expenses
Cost of controlled entities sold	40		74	—	114
Restructuring expenses	(435)		(2)	—	(437)
Reversal of prior year restructuring provision	2		—	—	2
Foreign currency options trading losses	—		—	—	—
Total operating expenses	(4,422)		32	(277)	(4,667)

Profit before income tax expense	3,093		(322)	—	2,771
Income tax expense	(1,040)	d	(41)	—	(1,081)
Net profit	2,053		(363)	—	1,690
Net profit attributable to minority interest - Life insurance business	(456)		—	—	(456)
Net profit attributable to members of the Company	1,597		(363)	—	1,234

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION YEAR ENDED 30 SEPTEMBER 2005

	AGAAP					AIFRS
For the year ended	Sep 2005	Ref	Measurement	Ref	Reclassification	Sep 2005
	$m		$m		$m	$m

Interest income	20,872	c	421	vii	(190)	21,103
Interest expense	(13,790)	c	(369)		—	(14,159)
Net interest income	7,082		52		(190)	6,944

Premium and related revenue	906		—		—	906
Investment revenue	7,698	i	(167)		—	7,531
Claims expense	(590)		—			(590)
Change in policy liabilities	(5,570)		—		—	(5,570)
Policy acquisition and maintenance expense	(739)		—		—	(739)
Investment management fees	(33)		—		—	(33)
Net life insurance income	1,672		(167)		—	1,505

Gains less losses on financial instruments at fair value	—		(5)	viii	644	639
Movement in the excess of net market value over net assets of life insurance controlled entities	335	b	(335)		—	—
Other operating income	5,102	v	64	vii, viii	85	5,251
Significant revenue
Proceeds from the sale of controlled entities	2,493		—		—	2,493
Total operating income	7,930		(276)		729	8,383

Personnel expenses	(3,736)	a, e	(71)		—	(3,807)
Occupancy related expenses	(622)		1		82	(539)
General expenses	(2,946)	c, h	(82)	vii	(621)	(3,649)
Amortisation of goodwill	(98)	f	98		—	—
Charge to provide for doubtful debts	(534)		—		—	(534)
Significant expenses
Cost of controlled entities sold	(1,416)	a	277		—	(1,139)
Restructuring expenses	(838)	a	45		—	(793)
Reversal of prior year restructuring provision	11		—		—	11
Foreign currency options trading losses	34		—		—	34
Total operating expenses	(10,145)		268		(539)	(10,416)

Profit before income tax expense	6,539		(123)		—	6,416
Income tax expense	(1,797)	d	(17)		—	(1,814)
Net profit	4,742		(140)		—	4,602

Net profit attributable to minority interest - Life insurance business	(610)		—		—	(610)
Net profit attributable to members of the Company	4,132		(140)		—	3,992

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2004

	AGAAP					AIFRS
	30 Sep 2004	Ref	Transition	Ref	Reclassification	1 Oct 2004
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,144	c	11		—	8,155
Due from other banks	22,939		—	v	177	23,116
Trading derivatives	17,939		—		—	17,939
Trading securities	24,248	c	4	vi	107	24,359
Investments -available for sale	4,610		—		—	4,610
Investments -held to maturity	11,513		—		—	11,513
Investments relating to life insurance business	41,013	i, v	(553)		—	40,460
Loans and advances	247,836	c, v	5,572	ii	(1,004)	252,404
Due from customers on acceptances	16,344		—		—	16,344
Property, plant and equipment	2,257	v	(24)	i, ii	1,813	4,046
Investments in associates and joint ventures	158	v	16	vi	(107)	67
Goodwill and other intangible assets	632	b	4,176	i	655	5,463
Regulatory deposits	177		—	v	(177)	—
Deferred tax assets	1,301	c, d	458		—	1,759
Other assets	11,564	a, b, c, h	(5,418)	ii	(1,464)	4,682
Total assets	410,675		4,242		—	414,917
Liabilities
Due to other banks	43,625		—		—	43,625
Trading derivatives	16,150		—		—	16,150
Other financial liabilities at fair value	—		—	iv	845	845
Deposits and other borrowings	219,028	c	2,179		—	221,207
Liability on acceptances	16,344		—		—	16,344
Life insurance policy liabilities	36,134		—		—	36,134
Current tax liabilities	203		8		—	211
Deferred tax liabilities	975	d	46		—	1,021
Provisions	1,129	v	48		—	1,177
Bonds, notes and subordinated debt	32,573	c	3,533		—	36,106
Other debt issues	1,612		—		—	1,612
Defined benefit pension scheme liabilities	—	a	1,279		—	1,279
Other liabilities	13,136	c, v	(175)	iv	(845)	12,116
Total liabilities	380,909		6,918		—	387,827
Net assets	29,766		(2,676)		—	27,090
Equity
Contributed equity	10,191	i	(645)		—	9,546
Reserves	1,194	e, g, j	(18)		—	1,176
Retained profits	14,515		(2,013)		—	12,502
Total equity (parent entity interest)	25,900		(2,676)		—	23,224
Minority interest in controlled entities
Life insurance business	3,866		—		—	3,866
Total equity	29,766		(2,676)		—	27,090

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $555 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”. The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $491 million decrease to “Other liabilities”.

Financial Report - Note 1: Accounting Principles

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2004

	Ref	$m
Total equity as reported under Australian GAAP as at 30 September 2004		29,766

AIFRS 1 October 2004 adjustments to total equity

Impacts on retained earnings
Recognition of defined benefit pension liability	a	(1,279)
Recognition of defined benefit pension asset	a	130
Derecognition of net prepaid pension asset	a	(575)
Derecognition of EMVONA	b	(729)
Leasing adjustments		(90)
Transfer to executive share option reserve	e	(34)
Transfer from foreign currency translation reserve	g	166
Revenue and expense recognition – investment contracts	h	(100)
Reversal of market value decrement on treasury shares	i	94
Transfer to asset revaluation reserve	j	(150)
Other		(55)
Tax effect of transitional adjustments and application of tax-effect accounting		609

Impacts on contributed equity
Derecognition of treasury shares	i	(645)

Impacts on reserves
Transfer from retained earnings to executive share option reserve	e	34
Transfer from foreign currency translation reserve to retained earnings	g	(166)
Increase to asset revaluation reserve	j	114
Total adjustments to equity as at 1 October 2004		(2,676)
Total equity measured under AIFRS as at 1 October 2004		27,090

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 31 MARCH 2005

	AGAAP					AIFRS
	31 Mar 2005	Transition	Ref	Measurement	Reclassification	31 Mar 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	6,929	11	c	1	—	6,941
Due from other banks	18,520	—		—	121	18,641
Trading derivatives	17,122	—		—	—	17,122
Trading securities	19,351	4		—	105	19,460
Investments - available for sale	3,474	—		—	10	3,484
Investments - held to maturity	8,666	—		—	—	8,666
Investments relating to life insurance business	43,917	(553)	i	(35)	—	43,329
Loans and advances	246,756	5,572	c, v	(255)	(1,099)	250,974
Due from customers on acceptances	21,567	—		—	—	21,567
Property, plant and equipment	2,019	(24)	v	(1)	1,824	3,818
Investments in associates and joint ventures	146	16		—	(115)	47
Goodwill and other intangible assets	571	4,176	f	35	654	5,436
Regulatory deposits	121	—		—	(121)	—
Deferred tax assets	1,375	458	c, d	(116)	—	1,717
Other assets	11,867	(5,418)	c	8	(1,379)	5,078
Total assets	402,401	4,242		(363)	—	406,280
Liabilities
Due to other banks	35,020	—		—	—	35,020
Trading derivatives	14,911	—		—	—	14,911
Other financial liabilities at fair value	159	—		—	1,571	1,730
Deposits and other borrowings	205,866	2,179	c	191	—	208,236
Liability on acceptances	21,567	—		—	—	21,567
Life insurance policy liabilities	38,494	—		—	—	38,494
Current tax liabilities	125	8	d	3	—	136
Deferred tax liabilities	1,118	46	a, c, d	(63)	—	1,101
Provisions	1,494	48	a, v	(37)	—	1,505
Bonds, notes and subordinated debt	36,536	3,533	c	(459)	—	39,610
Other debt issues	1,586	—		—	—	1,586
Defined benefit pension scheme liabilities	—	1,279	a	(280)	—	999
Other liabilities	13,524	(175)	c	4	(1,571)	11,782
Total liabilities	370,400	6,918		(641)	—	376,677
Net assets	32,001	(2,676)		278	—	29,603
Equity
Contributed equity	11,322	(645)	i	8	—	10,685
Reserves	802	(18)	e, g, j	42	—	826
Retained profits	15,770	(2,013)		228	—	13,985
Total equity (parent entity interest)	27,894	(2,676)		278	—	25,496
Minority interest in controlled entities					—
Life insurance business	4,107	—		—	—	4,107
Total equity	32,001	(2,676)		278	—	29,603

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 31 March 2005 AGAAP balance sheet to correct the asset position are a $420 million decrease to “Trading securities”, and a $159 million increase to “Other assets”. The adjustments to the liability position are a $159 million increase to “Other financial liabilities at fair value” and a $420 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 31 MARCH 2005

$m
Total equity as reported under Australian GAAP as at 31 March 2005	32,001

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the half year ended 31 March 2005	223

AIFRS adjustments to equity for the half year ended 31 March 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	32

Impacts on contributed equity
Recognition of share-based payments	1
Derecognition of treasury shares	7

Impacts on reserves
Adjustment to executive share option reserve	36
Adjustment to foreign currency translation reserve	37
Adjustment to asset revaluation reserve	(31)
Total adjustments to equity for the half year ended 31 March 2005	278
Total equity measured under AIFRS as at 31 March 2005	29,603

Financial Report - Note 1: Accounting Policies

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 30 SEPTEMBER 2005

	AGAAP					AIFRS
	30 Sep 2005	Transition	Ref	Measurement	Reclassification	30 Sep 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	8,430	11		—	—	8,441
Due from other banks	15,477	—		—	118	15,595
Trading derivatives	13,959	—		—	—	13,959
Trading securities	15,075	4	c	3	72	15,154
Investments - available for sale	3,857	—		—	3	3,860
Investments - held to maturity	7,466	—		—	—	7,466
Investments relating to life insurance business	50,500	(553)	i	(164)	—	49,783
Loans and advances	260,053	5,572	c, v	262	(1,213)	264,674
Due from customers on acceptances	27,627	—		—	—	27,627
Property, plant and equipment	1,974	(24)	v	(3)	1,882	3,829
Investments in associates and joint ventures	75	16		—	(75)	16
Goodwill and other intangible assets	522	4,176	b, f	146	614	5,458
Regulatory deposits	118	—		—	(118)	—
Deferred tax assets	1,430	458	c, d	(154)	—	1,734
Other assets	11,942	(5,418)	a, b, c, h, v	(239)	(1,283)	5,002
Total assets	418,505	4,242		(149)	—	422,598
Liabilities
Due to other banks	36,322	—		—	—	36,322
Trading derivatives	12,407	—	c	206	—	12,613
Other financial liabilities at fair value	(201)	—		—	1,688	1,487
Deposits and other borrowings	209,079	2,179	c	1,299	—	212,557
Liability on acceptances	27,627	—			—	27,627
Life insurance policy liabilities	42,123	—		—	—	42,123
Current tax liabilities	131	8	d	—	—	145
Deferred tax liabilities	1,250	46	b, c, d	(70)	—	1,226
Provisions	1,823	48	a, v	(24)	—	1,847
Bonds, notes and subordinated debt	39,238	3,533	c	(1,281)	—	41,490
Other debt issues	1,559	—		—	—	1,559
Defined benefit pension scheme liabilities	—	1,279	a	(301)	—	978
Other liabilities	12,867	(175)	c, d, v	66	(1,688)	11,070
Total liabilities	384,225	6,918		(99)	—	391,044
Net assets	34,280	(2,676)		(50)	—	31,554
Equity
Contributed equity	11,486	(645)	i	14	—	10,855
Reserves	667	(18)	a, e, g, j	165	—	814
Retained profits	15,903	(2,013)		(229)	—	13,661
Total equity (parent entity interest)	28,056	(2,676)		(50)	—	25,330
Minority interest in controlled entities
Life insurance business	6,224	—		—	—	6,224
Total equity	34,280	(2,676)		(50)	—	31,554

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million increase to “Other assets”. The adjustments to the liability position are a $201 million increase to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

RECONCILIATION OF TOTAL EQUITY AS AT 30 SEPTEMBER 2005

$m
Total equity as reported as at 30 September 2005	34,280

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the year ended 30 September 2005	(140)

AIFRS adjustments to equity for the year ended 30 September 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	(62)

Impacts on contributed equity
Recognition of share-based payments	21
Derecognition of treasury shares	(7)

Impacts on reserves
Adjustment to executive share option reserve	76
Adjustment to foreign currency translation reserve	124
Adjustment to asset revaluation reserve	(35)
Total adjustments to equity for the year ended 30 September 2005	(50)
Total equity measured under AIFRS as at 30 September 2005	31,554

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2005

	AIFRS					AIFRS
	30 Sep 2005	Ref	Transition	Ref	Reclassification	1 Oct 2005
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,441		—	ix	(560)	7,881
Due from other banks	15,595		—	ix	(12)	15,583
Trading derivatives	13,959	k(i)	330	l	(35)	14,254
Trading securities	15,154		5	x, xi	(5,512)	9,647
Other financial assets at fair value	—	k(v)	477	ix, l	18,463	18,940
Hedging derivatives	—	k(ii)(iv)	292	xiv	353	645
Investments - available for sale	3,860		—	xi	45	3,905
Investments - held to maturity	7,466		—	ix, xi	(4,389)	3,077
Investments relating to life insurance business	49,783	q, u	9		—	49,792
Loans and advances	264,674	k(iii), l, m	(44)	ix	(14,434)	250,196
Due from customers on acceptances	27,627	m, t	(293)	x	6,433	33,767
Property, plant and equipment	3,829		—		—	3,829
Investments in associates and joint ventures	16		—		—	16
Goodwill and other intangible assets	5,458		—		—	5,458
Deferred tax assets	1,734	s	173		—	1,907
Other assets	5,002	k(i)(ii)	(150)	xiv	79	4,931
Total assets	422,598		799		431	423,828
Liabilities
Due to other banks	36,322		—	xii	(418)	35,904
Trading derivatives	12,613	k(i)	474		—	13,087
Other financial liabilities at fair value	1,487	k(v), n	311	xii	9,295	11,093
Hedging derivatives	—	k(ii)(iv)	(25)	xiii	2,938	2,913
Deposits and other borrowings	212,557	p	54	xii	(8,347)	204,264
Liability on acceptances	27,627	t	(202)		—	27,425
Life insurance policy liabilities	42,123	q	378	xv	431	42,932
Current tax liabilities	145	s	(1)		—	144
Deferred tax liabilities	1,226	s	150		—	1,376
Provisions	1,847		—		—	1,847
Bonds, notes and subordinated debt	41,490	k(iii)	235	xii	(530)	41,195
Other debt issues	1,559	o	879		—	2,438
Defined benefit pension scheme liabilities	978		—		—	978
Managed fund units on issue	—		—	xiii	6,224	6,224
Other liabilities	11,070	k(i), p	(145)	xiv	(2,938)	7,987
Total liabilities	391,044		2,108		6,655	399,807
Net assets	31,554		(1,309)		(6,224)	24,021
Equity
Contributed equity	10,855		—		—	10,855
Reserves	814	k(iv), u	(420)		—	394
Retained profits	13,661		(889)		—	12,772
Total equity (parent entity interest)	25,330		(1,309)		—	24,021
Minority interest in controlled entities
Life insurance business	6,224		—	xiii	(6,224)	—
Total equity	31,554		(1,309)		(6,224)	24,021

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2005

	Ref	$m
Total equity as measured under AIFRS as at 30 September 2005		31,554

AIFRS 1 October 2005 adjustments to total equity

Impacts on retained profits
Recognition of non-hedging derivatives	(k)(i)	(111)
Recognition of fair value hedging derivatives	(k)(ii)	312
Fair value hedge adjustment to underlying hedged items	(k)(iii)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	(k)(v)	180
Loan loss provisioning	(l)	384
Revenue recognition - effective yield	(m)	(401)
Valuation of financial instruments at bid and offer price	(n)	(16)
Revaluation of Exchangeable capital units	(o)	(879)
Re-recognition of customer-related financial liabilities	(p)	(76)
Derecognition of deferred acquisition costs - life insurance entities	(q)	(384)
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17
Remeasurement of statutory fund profit	(u)	417
Tax effect of above transitional adjustments	(s)	21

Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)	(k)(iv)	(3)
Remeasurement of statutory fund profit	u	(417)

Impact on minority interest
Reclassification of minority interest to liabilities	(r), xii	(6,224)
Total adjustments to equity as at 1 October 2005		(7,533)
Total equity measured under AIFRS as at 1 October 2005		24,021

Financial Report - Note 2: Segment Information

2. SEGMENT INFORMATION

The following segment information is disclosed in accordance with Australian Accounting Standard AASB114 “Segment Reporting”.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Group Chief Executive, as well as other members of senior management.

The Group is organised into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include banking and wealth management products; as well as Institutional Markets & Services (IMS) (which is managed globally). IMS comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base. With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group.  The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments.  Corporate Centre comprises Financial & Risk Management, People & Culture, and Group Development.

Revenues, expenses and tax directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

	Total Australia	Total UK	Total New Zealand	Institutional Markets & Services	Other	Inter- segment eliminations	Total Group
	$m	$m	$m	$m	$m	$m	$m
Half year ended 31 March 2006
Segment Revenue (1)
Segment Result

Half year ended 30 September 2005
Segment Revenue (1)	8,929	1,423	648	667	70	(108)	11,629
Segment Result	895	191	154	187	(193)	-	1,234

Half year ended 31 March 2005
Segment Revenue (1)	6,747	3,994	643	762	114	(125)	12,135
Segment Result	1,099	1,439	153	316	(249)	-	2,758

(1)  Includes net interest income, total other income and premium and related revenue, and investment revenue from Net Life Insurance income.

Financial Report - Note 3: Revenue

3. REVENUE (1)

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Gains less losses on financial instruments at fair value
Trading income		293	346
Ineffectiveness on hedging instruments		—	—
Other fair value movements		—	—
		293	346
Other operating income
Dividends received		2	—
Profit on sale of property, plant and equipment		59	5
Loan fees		774	749
Money transfer fees		300	322
Foreign exchange income / (expense)		39	(17)
Fees and commissions		760	768
Fleet service fees		79	75
Rentals received on leased vehicle assets		379	361
Investment management fees		175	174
Other income		127	120
		2,694	2,557

(1)  As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item. In particular $157 million in March 2005 and $150 million in September 2005 have been transferred from Money transfer fees to Fees and commissions. Note there have been no changes at the total revenue level other than the AIFRS measurement adjustments set out in Note 1(b).

Financial Report - Note 4: Operating Expenses

4. OPERATING EXPENSES (1)

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m

Personnel expenses
Salaries and related on costs		1,525	1,527
Equity based payments		60	37
Superannuation (2)		126	171
Other		188	173
		1,899	1,908
Occupancy expenses
Rental on operating leases		168	174
Other		94	103
		262	277
General expenses
Advertising and marketing		116	112
Operational risk losses (3)		165	40
Communications, postage and stationery		199	200
Depreciation and amortisation		205	213
Depreciation on leased vehicle assets		279	266
Fees and commissions		108	68
Computer equipment and software		120	124
Rental on operating leases		52	51
Professional fees		250	200
Travel		37	37
Freight and cartage		40	43
Motor vehicle expenses		12	15
Insurance		16	19
Data communication & processing charges		48	48
Impairment of goodwill		—	—
Other (4)		285	281
		1,932	1,717
Total		4,093	3,902

(1)  As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item predominantly out of ‘General expenses - Other’. Note there have been no changes at the total expenses level other than the AIFRS measurement adjustments set out in Note 1(b).

(2)  Included within superannuation expenses are defined benefit pension costs for September 2005 half year $34m and March 2005 half year $95m.

(3)  September 2005 half year includes costs relating to fee refunds for Choice package ($81m), BAD tax ($4m) and fixed rate interest only loans ($26m). March 2005 half year includes costs relating to fee refunds for BAD tax ($10m).

(4)  Other expenses in the March 2005 half year includes self-insurance costs relating to the Northern Bank robbery ($49m) and the South Korea legal action ($49m).

Financial Report - Note 5: Income Tax Expense

5. INCOME TAX EXPENSE

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Group
Profit before income tax expense
Australia		1,987	1,772
Overseas		784	1,873
Add/deduct: (Profit)/loss before income tax expense attributable to the life insurance statutory funds and their controlled trusts		(1,106)	(544)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense		1,665	3,101
Prima facie income tax at 30%		500	930
Tax effect of amounts not deductible/(assessable):
Assessable foreign income		5	7
Non-allowable depreciation on buildings		4	3
Rebate of tax on dividends, interest etc		(13)	(16)
Foreign tax rate differences		25	11
Deferred tax assets not recognised/(recognised)		(45)	35
Prior periods adjustments to income tax expense		(32)	3
Interest expense on exchangeable capital units		15	16
Non-assessable branch income		(27)	(17)
Derecognition of treasury shares		16	10
Profit on sale of Irish Banks		21	(393)
Settlement of tax dispute on TrUEPrSSM (1)		97	—
Other		67	(48)
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business		633	541
Income tax expense/(revenue) attributable to the statutory funds of the life insurance business		448	192
Total income tax expense		1,081	733
Effective tax rate, excluding statutory funds attributable to the life insurance business		38.0%	17.4%

(1)  TrUEPrSSM is a service mark of Merill Lynch & Co., Inc.

Financial Report - Note 6: Dividends and Distributions

6. DIVIDENDS AND DISTRIBUTIONS

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
	share	share	per share	amount
	cents	%	%	$m
Dividends on ordinary shares
Interim dividend declared in respect of the six months ended 31 March 2006

Final dividend paid in respect of the year ended 30 September 2005	83	80	20	1,327
Interim dividend paid in respect of the six months ended 31 March 2005	83	80	20	1,297

Total dividends paid or payable in respect of the year ended 30 September 2005	166			2,624

	31 Mar 06		30 Sep 05		31 Mar 05
	Amount		Amount		Amount
	per	Total	per	Total	per	Total
	security	amount	security	amount	security	amount
	cents	$m	cents	$m	cents	$m
Distributions on other equity instruments
National Income Securities
Distributions for the six months ended			345	69	335	67
Trust Preferred Securities
Distributions for the six months ended			6,500	26	7,000	28
Trust Preferred Securities II (1)
Distributions for the six months ended			1,750	14	—	—

(1)  On 23 March 2005, 800,000 Trust Preferred Securities of US$1,000 were issued. No distributions were payable for the six months ended 31 March 2005.

Financial Report - Note 7: Gross Loans, Advances & Acceptances

7. GROSS LOANS, ADVANCES & ACCEPTANCES

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Gross loans & advances at amortised cost		269,198	255,291
Unearned income		(2,106)	(1,912)
Provision for doubtful debts		(2,418)	(2,405)
Net loans & advances		264,674	250,974
Securitised loans (1)		5,912	5,393

(1)  From 1 October 2004 the AIFRS consolidation rules required the Group to consolidate securitisation special purpose entities that were not previously consolidated under AGAAP. As a result of structural changes to certain entities made during the 2005 year, a number of special purpose entities were deconsolidated from 1 October 2005. These amounts are embedded within gross loans & advances.

			New	United		Total
By product & region	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2006
Housing lending
Term lending
Overdrafts
Leasing
Credit cards
Other
Fair value adjustment
Gross loans & advances
Acceptances
Total gross loans, advances & acceptances
Gross loans & advances
Loans at amortised cost
Loans at fair value (2)
Gross loans & advances

(2)  On the balance sheet this amount is included within other financial assets at fair value.

By product & region	Australia	Europe	New Zealand	United States	Asia	Total Group
	$m	$m	$m	$m	$m	$m
As at 30 September 2005
Housing lending (1)	117,718	17,175	16,393	—	494	151,780
Term lending (1)	32,824	22,675	15,572	2,241	1,143	74,455
Overdrafts	5,036	5,809	1,457	—	—	12,302
Leasing	10,102	6,065	29	—	17	16,213
Credit cards	4,194	1,524	1,051	—	—	6,769
Other	6,248	1,289	114	—	28	7,679
Gross loans & advances	176,122	54,537	34,616	2,241	1,682	269,198
Acceptances	27,612	15	—	—	—	27,627
Total gross loans, advances & acceptances	203,734	54,552	34,616	2,241	1,682	296,825

As at 31 March 2005
Housing lending (1)	109,605	15,289	15,399	—	617	140,910
Term lending (1)	30,613	22,702	14,407	2,758	1,975	72,455
Overdrafts	4,651	5,261	1,326	—	—	11,238
Leasing	9,420	6,204	21	—	21	15,666
Credit cards	4,213	1,542	1,066	—	—	6,821
Other	4,345	2,435	1,005	—	416	8,201
Gross loans & advances	162,847	53,433	33,224	2,758	3,029	255,291
Acceptances	21,498	46	23	—	—	21,567
Total gross loans, advances & acceptances	184,345	53,479	33,247	2,758	3,029	276,858

(1)  Housing lending and term lending balances for 30 September 2005 and 31 March 2005 have been restated to reflect the reclassification of certain personal investment housing loan products previously included within business loan products and classified within term lending. This change has arisen from increased granularity of product data which is now available from the Group’s financial systems which enables these housing loans to be unbundled from the business loan products and reported as housing lending. This results in a reclassification from term lending to housing lending of $10,275 million as at 30 September 2005 and $9,088 million as at 31 March 2005.

Financial Report - Note 8: Doubtful Debts

8. DOUBTFUL DEBTS

Total charge for doubtful debts by Region

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Australia		122	198
Europe		108	74
New Zealand		26	8
United States		3	4
Asia		(6)	(3)
Total charge to provide for doubtful debts		253	281

Movement in provisions for doubtful debts

	Half Year to Mar 06			Half Year to Sep 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP				390	2,034	2,424
Transitional adjustments 1/10/2005				—	—	—
Opening balance - AIFRS				390	2,034	2,424
Transfer to/(from) specific/collective provision				184	(184)	—
Bad debts recovered				107	—	107
Bad debts written off				(300)	—	(300)
Charge to income statement				—	253	253
Foreign currency translation and other adjustments (1)				(23)	(39)	(62)
Total provisions for doubtful debts (2)				358	2,064	2,422

	Half Year to Mar 06			Half Year to Mar 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP				412	2,116	2,528
Transitional adjustments 1/10/2005				—	—	—
Opening balance - AIFRS				412	2,116	2,528
Transfer to/(from) specific/collective provision				238	(238)	—
Bad debts recovered				88	—	88
Bad debts written off				(299)	—	(299)
Charge to income statement				—	281	281
Provision of controlled entities sold				(21)	(92)	(113)
Foreign currency translation and other adjustments				(28)	(33)	(61)
Total provisions for doubtful debts (2)				390	2,034	2,424

(1)  In 2005, this included a $41 million reduction in the specific provision for doubtful debts that arose on the sale of certain loans during the year.

(2)  Specific provision includes amounts for off balance sheet credit exposures.

Financial Report - Note 9: Asset Quality

9. ASSET QUALITY

Summary of impaired assets

		As at
		31 Mar 06	30 Sep 05	31 Mar 05
		$m	$m	$m
Gross non-accrual loans (1)			1,022	1,115
Gross restructured loans			5	1
Gross assets acquired through security enforcement			—	2
Gross impaired assets			1,027	1,118
Less: Specific provisions - non-accrual loans			(316)	(353)
Net impaired assets			711	765

Total impaired assets by region

	As at 31 Mar 06		As at 30 Sep 05		As at 31 Mar 05
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia			761	560	757	525
Europe			137	69	172	103
New Zealand			103	70	89	67
United States			25	12	98	69
Asia			1	—	2	1
Total impaired assets			1,027	711	1,118	765

Movement in gross impaired assets

			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 30 September 2004	700	333	87	155	1	1,276
New	283	44	25	2	1	355
Written off	(63)	(52)	(2)	(1)	—	(118)
Returned to performing or repaid	(163)	(60)	(19)	(47)	—	(289)
Impaired assets of controlled entities sold (2)	—	(84)	—	—	—	(84)
Foreign currency translation adjustments	—	(9)	(2)	(11)	—	(22)
Balance at 31 March 2005	757	172	89	98	2	1,118
New	204	99	35	1	—	339
Written off	(143)	(43)	(4)	(1)	(1)	(192)
Returned to performing or repaid	(57)	(83)	(16)	(74)	—	(230)
Foreign currency translation adjustments	—	(8)	(1)	1	—	(8)
Balance at 30 September 2005	761	137	103	25	1	1,027
New
Written off
Returned to performing or repaid
Foreign currency translation adjustments
Gross impaired assets at 31 March 2006

(1)  Non-accrual loans are those loans meeting the APRA definition and consist of: retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest to warrant the cessation of the recognition of interest revenue; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities whereby they become non accrual at 180 days.

(2)  Impaired assets of the Irish Banks, which were disposed on 28 February 2005.

Gross non-accrual loans to gross loans & acceptances - by region

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	%	%	%
Australia		0.37	0.41
Europe		0.25	0.32
New Zealand		0.30	0.27
United States		1.12	3.48
Asia		0.06	0.07
Total gross non-accrual loans to gross loans & acceptances (1)		0.34	0.40

(1)  Includes loans at amortised cost plus those at fair value.

Group coverage ratios
Net impaired assets to total equity (2)	2.8	3.0
Net impaired assets to total equity plus collective provision (2) (3)	2.6	2.8
Specific provision to gross impaired assets	34.9	34.9
Total provision to gross impaired assets (3)	235.8	216.8
Collective provision to total risk-weighted assets (3)	0.71	0.73
Collective provision to credit risk-weighted assets (3) (4)	0.75	0.76

(2)  Total parent entity interest in equity.

(3)  Includes provision against both loans at amortised cost and at fair value.

(4)  From 1 July 2006, a General Reserve for Credit Losses will be established to align with APRA’s proposed benchmark of 0.5% of total risk-weighted credit risk assets (refer Supplementary Information - Capital Adequacy note).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

Accruing loans 90 days past due - by region

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Australia		671	734
Europe		123	124
New Zealand		25	22
Asia		—	4
Total 90 day past due loans (5)		819	884

(5)  Accruing loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Financial Report - Notes 10 & 11

10. DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

Interests in associates

Interests in joint venture entities

11. DETAILS OF CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD

The sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks) to Danske Bank A/S was completed on 28 February 2005 generating a profit on sale after all disposal costs, including taxation, of $1,320 million (ie $1,276 after tax in the March 2005 half plus $44 million after tax in the September 2005 half).  Under the terms of the sale agreement, the Company has certain indemnification obligations and standard warranties that survive the completion of the sale.

Transitional services are provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses.  Transitional services are provided at cost and are expected to be in place for up to 18 months from the date of sale.

Financial Report - Note 12: Deposits & Other Borrowings

12. DEPOSITS & OTHER BORROWINGS

As at 31 Mar 06
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Deposits not bearing interest
On-demand and short-term deposits
Certificates of deposit
Term deposits
Total deposits
Securities sold under agreements to repurchase
Borrowings
Fair value adjustment
Total deposits and other borrowings
Total deposits and other borrowings at cost
Total deposits at fair value (1)
Total deposits and other borrowings

(1)  On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Total deposits	106,237	44,774	24,596	6,377	4,043	186,027
Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	13,638	—	1,576	6,208	—	21,422
Total deposits and other borrowings	122,304	46,648	26,172	13,390	4,043	212,557

	As at 31 Mar 05
			New	United
	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Deposits not bearing interest	6,209	3,317	522	488	2	10,538
On-demand and short-term deposits	47,338	21,513	7,650	2,512	2,266	81,279
Certificates of deposit	22,563	8,263	3,175	468	—	34,469
Term deposits	32,798	9,593	12,456	3,906	3,526	62,279
Total deposits	108,908	42,686	23,803	7,374	5,794	188,565
Securities sold under agreements to repurchase	2,000	1,493	—	242	—	3,735
Borrowings	13,072	366	2,093	405	—	15,936
Total deposits and other borrowings	123,980	44,545	25,896	8,021	5,794	208,236

Financial Report - Note 13: Contributed Equity

13. CONTRIBUTED EQUITY AND RESERVES

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Contributed equity
Issued and paid-up share capital
Ordinary shares, fully paid		6,921	6,751
Ordinary shares, partly paid to 25 cents (1)		—	—
Other contributed equity
National Income Securities		1,945	1,945
Trust Preferred Securities		975	975
Trust Preferred Securities II		1,014	1,014
		10,855	10,685

(1)  Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Movements in contributed equity
Ordinary share capital
Balance at beginning of period	6,921	6,751	7,271
AIFRS transition adjustment (derecognition of treasury shares)	—	—	(645)
Restated opening balance	6,921	6,751	6,626
Shares issued
Dividend reinvestment plan		102	103
Executive share option plan no. 2		30	14
Paying up of partly paid shares		1	—
Exchangeable capital units converted		31	—
(Purchase)/sale and vesting of treasury shares		(14)	7
Current period equity based payments expense vested immediately		3	1
Transfer on vesting of equity based payments		17	—
Balance at end of period		6,921	6,751
National Income Securities
Balance at beginning of period		1,945	1,945
Movement during period		—	—
Balance at end of period		1,945	1,945
Trust Preferred Securities
Balance at beginning of period		975	975
Movement during period		—	—
Balance at end of period		975	975
Trust Preferred Securities II
Balance at beginning of period		1,014	—
Movement during period		—	1,014
Balance at end of period		1,014	1,014

Financial Report - Note 13: Contributed Equity

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Reserves
General reserve		1,111	920
Asset revaluation reserve		97	100
Foreign currency translation reserve		(504)	(264)
Equity based payments reserve		110	70
Total reserves		814	826

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Movements in reserves
General reserve
Balance at beginning of period	1,111	920	942
AIFRS transition adjustment	(417)	—	—
Restated opening balance	694	920	942
Transfer from/(to) retained profits		191	(22)
Balance at end of period		1,111	920
Asset revaluation reserve
Balance at beginning of period	97	100	86
AIFRS transition adjustment	—	—	114
Restated opening balance	97	100	200
Revaluation of land and buildings		(6)	—
Tax on revaluation adjustments		3	—
Transfer to retained profits		—	—
Transfer to retained profits on sale of controlled entities		—	(100)
Balance at end of period		97	100
Cash flow hedge reserve
Balance at beginning of period	—	—	—
AIFRS transition adjustment	(3)	—	—
Restated opening balance	(3)	—	—
Foreign currency translation reserve
Balance at beginning of period	(504)	(264)	166
AIFRS transition adjustment	—	—	(166)
Restated opening balance	(504)	(264)	—
Currency translation adjustments		(187)	(351)
Transfer from retained profits		21	27
Transfer to income statement on sale of controlled entities		(74)	60
Balance at end of period		(504)	(264)
Equity based payments reserve
Balance at beginning of period	110	70	—
AIFRS transition adjustment	—	—	34
Restated opening balance	110	70	34
Current period equity based payments expense not yet vested		57	36
Transfer to ordinary share capital on vesting		(17)	—
Balance at end of period		110	70

Financial Report - Note 13: Contributed Equity

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Reconciliation of Movement in Retained Profits
Balance at beginning of period	13,661	13,985	14,515
AIFRS transition adjustments	(889)	—	(2,013)
Restated opening balance	12,772	13,985	12,502
Actuarial gains/(losses) on defined benefit plans		—	(68)
Treasury shares adjustment (after tax)		—	10
Net profit attributable to members of the Company		1,234	2,758
Total available for appropriation		15,219	15,202
Transfer from/(to) general reserve		(191)	22
Transfer from asset revaluation reserve on sale of controlled entities		—	100
Transfer to foreign currency translation reserve		(21)	(27)
Dividends paid		(1,237)	(1,217)
Distributions on other equity instruments		(109)	(95)
Balance at end of period		13,661	13,985

Financial Report - Note 14: Notes to the Cash Flow Statement

14. NOTES TO THE CASH FLOW STATEMENT

(a)   Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half Year to
	Mar 06	Mar 05
	$m	$m
Net profit attributable to members of the Company		2,758
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable		132
Increase/(decrease) in interest payable		(55)
Increase/(decrease) in unearned income		(61)
Fair value movements
Assets, liabilities and derivatives designated at fair value through profit and loss		(1,158)
Increase/(decrease) in personnel provisions		230
Increase/(decrease) in other operating provisions		68
Equity based payments expense recognised in equity or reserves		37
Charge to provide for doubtful debts		281
Depreciation and amortisation expense		479
Movement in life insurance policyholder liabilities		2,865
Unrealised (gain)/loss on investments relating to life insurance business		(2,120)
Decrease/(increase) in other assets		(205)
Increase/(decrease) in other liabilities		(742)
Increase/(decrease) in income tax payable		156
Increase/(decrease) in deferred tax liabilities		(56)
Decrease/(increase) in deferred tax assets		(127)
Add/(deduct): Operating cash flows items not included in profit		(8,500)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax expense/(benefit)		(1,261)
(Profit)/loss on investments classified as available-for-sale and held to maturity		4
(Profit)/loss on sale of property, plant, equipment and other assets		(4)
Write-off of property, plant, equipment and other assets		1
Net cash provided by/(used in) operating activities		(7,278)

(b) Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows relates to the following items on the statement of financial position:

Cash and cash equivalents
Assets
Cash and liquid assets	6,941
Treasury and other eligible bills	—
Due from other banks, excluding mandatory deposits with supervisory central banks	18,519
25,460
Liabilities
Due to other banks	(35,020)
Total cash and cash equivalents	(9,560)

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(c)   Non-cash financing and investing activities

	Half Year to
	Mar 06	Mar 05
	$m	$m
New share issues
Dividend reinvestment plan		103
Bonus share plan		72
Movement in assets under finance lease		1

(d)   Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 31 March 2005 half year.

(e)   Sale of controlled entities

The following sales were made during the half year to 31 March 2005:

•      A controlled entity, National Europe Holdings (Ireland) Limited, the immediate parent of Northern Bank Limited and National Irish Bank Limited was sold on 28 February 2005;

The operating results of the controlled entities have been included in the Group’s Income Statement up to the date of sale. Details of the sales were as follows:

	Mar 06	Mar 05
	$m	$m
Cash consideration received		2,514
Net assets of controlled entities sold
Cash and liquid assets		1,041
Due from other banks		1,053
Investment - held to maturity		691
Loans and advances		13,333
Property, plant and equipment		194
Other assets		342
Due to other banks		(2,113)
Due to customers		(12,340)
Provisions		(78)
Retirement benefit obligations		(286)
Other liabilities		(874)
Total net assets of controlled entities sold		963
Goodwill		13
Foreign currency translation reserve relating to controlled entities sold		60
Costs of disposal of controlled entities sold		217
Profit/(loss) on sale of controlled entities before income tax expense/(benefit)		1,261

Financial Report - Note 16: Disposal Groups Classified as Held for Sale

15. CONTINGENT LIABILITIES & COMMITMENTS

16. DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE

Description

Financial Report - Note 17: Subsequent Events

17. SUBSEQUENT EVENTS

SECTION 6

RESULTS FOR THE HALF YEAR ENDED

SUPPLEMENTARY INFORMATION

Supplementary information - 1. Net Interest Margins & Spreads

1. NET INTEREST MARGINS & SPREADS

				Fav /	Fav /
				(Unfav)	(Unfav)
	Half Year to			Change on	Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	%	%	%	basis pts	basis pts
Group
Gross interest spread (1)		1.70	1.71
Interest forgone on impaired assets		(0.02)	(0.01)
Net interest spread (2)		1.68	1.70
Benefit of net free liabilities, provisions and equity		0.46	0.42
Net interest margin (3)		2.14	2.12

(1)  Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)  Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)  Net interest margin is net interest income as a percentage of average interest-earning assets.

	Interest earning assets ($bn) (1)
	Half Year to Mar 06		Half Year to Sep 05		Variance
	$bn	Mix %	$bn	Mix %	$bn	%
Reconciliation of divisional margins to Group margin
Australian Banking			158.5	49
UK Banking			43.1	13
New Zealand Banking			29.8	9
Institutional Markets & Services			131.4	41
Other (2)			(39.7)	(12)
Group			323.1	100

	Net interest income ($m)
	Half Year to Mar 06		Half Year to Sep 05		Variance
	$m	Mix %	$m	Mix %	$m	%
Reconciliation of divisional margins to Group margin (cont’d)
Australian Banking			1,958	56
UK Banking			807	23
New Zealand Banking			371	11
Institutional Markets & Services			244	7
Other (2)			92	3
Group			3,472	100

	Net interest margin			Contribution to Group margin (3)
	HY Mar 06	HY Sep 05	Variance	HY Mar 06	HY Sep 05	Variance
Reconciliation of divisional margins to Group margin (cont’d)
Australian Banking		2.46%			1.21%
UK Banking		3.73%			0.50%
New Zealand Banking		2.48%			0.23%
Institutional Markets & Services		0.37%			0.15%
Other (2)		(0.46)%			0.05%
Group					2.14%

(1)  Interest-earning assets include intercompany balances.

(2)  Other includes the Wealth Management regional operations, Asian Banking, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)  Divisional net interest margin multiplied by % share of Group average interest-earning assets.

Supplementary Information - 2. Gross Loans, Advances & Acceptances By Division

2. GROSS LOANS, ADVANCES & ACCEPTANCES BY DIVISION

			Total
	Total	Total	New	Total		Total
	Australia	UK	Zealand	IMS	Other (1)	Group
	$m	$m	$m	$m	$m	$m
By Division
As at 31 March 2006

Housing lending
Non-housing lending (2)
Total gross loans and advances (2)
Acceptances
Total gross loans and acceptances
As at 30 September 2005

Housing lending	118,107	17,175	16,361	32	105	151,780
Non-housing lending	39,903	25,890	13,142	38,460	23	117,418
Total gross loans and advances	158,010	43,065	29,503	38,492	128	269,198
Acceptances	30,782	15	—	3,287	(6,457)	27,627
Total gross loans and acceptances	188,792	43,080	29,503	41,779	(6,329)	296,825
As at 31 March 2005

Housing lending	110,135	15,289	15,371	28	87	140,910
Non-housing lending	37,030	24,403	12,296	40,599	53	114,381
Total gross loans and advances	147,165	39,692	27,667	40,627	140	255,291
Acceptances	27,261	46	23	3,969	(9,732)	21,567
Total gross loans and acceptances	174,426	39,738	27,690	44,596	(9,592)	276,858

(1)  Other lending includes Group Funding, Corporate Centre and intra-group elimination entries. Other acceptances includes NAB-issued acceptances bought back by NAB that at 30 September 2005 and 31 March 2005 were classified within Trading Securities.

(2)  Includes loans accounted for at fair value which are included within other financial assets at fair value in the balance sheet.

Supplementary Information - 3. Capital Adequacy

3. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

AIFRS Transitional Arrangements

APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS transitional adjustments up to 1 October 2005 has been reversed.

Under APRA transitional arrangements intended to apply until 1 January 2008, a General Reserve for Credit Losses will be established at 1 July 2006. This will be an appropriation from retained earnings to non distributable reserves and will qualify as Tier 2 capital. The reserve will be calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% of total risk-weighted credit risk assets. The Group estimates that on a proforma basis, the reserve would amount to $157 million at 1 October 2005 and $XX at 31 March 2006.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Reconciliation to shareholder’s funds
Contributed equity		11,486	11,322
Reserves		667	802
Retained profits		15,903	15,770
Minority interest		6,224	4,107
Total equity per consolidated balance sheet		34,280 (1)	32,001 (1)
Reverse effect to total equity of AIFRS transitional adjustments as at October 1 2004 (2)		—	—
Reverse effect to total equity of AIFRS transitional adjustments for year ended 30 September 2005 (2)		—	—
Reverse effect to total equity of AIFRS transitional adjustments at 1 October 2005 (2)		—	—
Reverse effect of AIFRS during 6 Months to 31 March 2006(2)		—	—
Additional AIFRS impact to contributed equity of exchangeable capital units converted (3)		—	—
Foreign exchange losses on exchangeable capital units		—	—
Treasury Shares		—	—
Pensions actuarial estimate		—	—
Pensions reforms revenue		—	—
Movement in cash flow hedge reserve
General provision for doubtful debts (4)		—	—
Adjusted total equity per APRA’s transitional arrangements		34,280(1)	32,001(1)

Estimated reinvestment under dividend reinvestment plan		152	151
Less: Goodwill (6)		(522)	(571)
Estimated final dividend		(1,304)	(1,293)
Intangible assets - Wealth Management (5)		(2,448)	(2,448)
Asset revaluation reserve (6)		(18)	(17)
Deconsolidation of Wealth Management profits (net of dividends) (5)		(799)	(305)
DTA (excluding DTA on the general provision for doubtful debts) (7)		(143)	(55)
Non - qualifying minority interest		(6,224)	(4,107)
Capitalised expenses		(195)	(200)
Tier 1 capital		22,779	23,156

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Asset revaluation reserve (6)		18	17
General provision for doubtful debts (6)		1,443	1,415
Perpetual floating rate notes		328	324
Dated subordinated debts		7,422	8,475
Exchangeable capital units		1,231	1,262
Notional revaluation of investment securities to market		(18)	—
Tier 2 capital		10,424	11,493
Other deductions (8)		(2,922)	(2,922)

Total regulatory capital		30,281	31,727

Risk-weighted assets - credit risk		276,540	266,854
Risk-weighted assets - market risk (9)		13,293	12,294
Total risk-weighted assets (9)		289,833	279,148
Risk adjusted capital ratios
Tier 1		7.86%	8.30%
Tier 2		3.60%	4.12%
Deductions		(1.01)%	(1.05)%
Total capital		10.45%	11.37%

(1)  Total equity on an AGAAP basis

(2)  APRA requires regulatory capital to continue to be calculated in accordance with AGAAP until 1 July 2006. All transitional changes to capital as a result of adopting AIFRS on 1 October 2005 have been reversed.

(3)  APRA requires the capital treatment of exchangeable capital units to be consistent with AGAAP on an ongoing basis.

(4)  The adjustment to equity for general provision for doubtful debts arises primarily as a consequence of methodology differences in calculating loan loss provisions. The AGAAP general provision is based on expected losses over the entire expected life of a loan facility using committed exposures.

(5) Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 September 2005 of the intangible component of the carrying value of the Wealth Management business from Tier 1 Capital until 1 July 2006.

(6)  Consistent with APRA requirements, reported on an AGAAP basis until 1 July 2006.

(7)  APRA requires any excess deferred tax asset (excluding deferred tax asset impact on the general provision for doubtful debts) over deferred tax liabilities be deducted from Tier 1 capital.

(8)  Includes $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Sep 05: $2,922 million, Mar 05: $2,922 million).

(9)  Risk-weighted assets - market risk is calculated based on the Standard Method.

	AGAAP Basis
	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Adjusted common equity ratio reconciliation (1)
Tier 1 capital		22,779	23,156
Adjusted for:
National Income Securities		(1,945)	(1,945)
Trust Preferred Securities		(975)	(975)
Trust Preferred Securities II		(1,014)	(1,014)
Other deductions		(2,922)	(2,922)
Adjusted common equity		15,923	16,300
Total risk-weighted assets		289,833	279,148
Adjusted common equity ratio		5.49%	5.84%

Wealth Management capital adequacy position

The Group conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements.   The majority of the Group’s Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are two entities within the Wealth Management group with credit ratings, MLC Lifetime Company Limited and MLC Ltd, both of which have the same Standard and Poor’s long-term credit rating as the National (AA-).

The Group also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The Group targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of 20% to 25%, which is consistent with a AA- credit rating. Equity for the purposes of this calculation represents the value of the Group’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). Currently there are no such instruments on issue. As at 31 March 2006, the Wealth Management gearing ratio was xx% (30 September 2005: 21%) and interest cover was xx.x times (30 September 2005:  13.8 times).

The total deduction from the Group’s capital position in respect of Wealth Management entities at 31 March 2006 was $x,xxx million (30 September 2005: $6,169; 31 March 2005: $5,675 million). The components of the Wealth Management capital deduction are outlined below.

	As at
	31 Mar 06	30 Sep 05	31 Mar 05

Components of Wealth Management deduction from capital Wealth Management deductions from tier 1 capital
Intangible assets (2)		2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)		799	305
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)		2,922	2,922
Total Wealth Management deduction from capital		6,169	5,675

(1)  The ACE Ratio is calculated on an AGAAP basis until 1 July 2006.

(2)  Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 September 2005 of the intangible component of the carrying value of the Wealth Management business from Tier 1 Capital until 1 July 2006.

Supplementary Information - 4. Net Life Insurance Income

4. NET LIFE INSURANCE INCOME

				Fav /	Fav /
				(Unfav)	(Unfav)
	Half Year to			Change on	Change on
	Mar 06	Sep 05	Mar 05	Sep 05	Mar 05
	$m	$m	$m	%	%
Premium and related revenue		472	434
Investment revenue (1)		4,750	2,802
Life insurance income excluding IORE		5,222	3,236
Claims expense		(303)	(287)
Change in policy liabilities		(3,499)	(2,071)
Policy acquisition and maintenance expense		(374)	(365)
Investment management fees		(15)	(18)
Life insurance expenses		(4,191)	(2,741)
Net life insurance income excluding IORE		1,031	495
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)		83	63
Net life insurance income		1,114	558
Interest expense - life insurance funds		(8)	(14)
Profit of life insurance funds before income tax		1,106	544
Income tax expense - life insurance funds		(448)	(192)
Net profit of life insurance funds before minority interest		658	352
Net profit attributable to minority interest		(456)	(154)
Net profit of life insurance funds after minority interest		202	198

(1)  Investment revenue excluding investment earnings on shareholders’ retained profits and capital from life businesses.

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	138	139
Life company - experience profit	1	11
Capitalised Losses	(5)	—
Life company operating margins (2)	134	150
Investment earnings on shareholders’ retained profits and capital from life businesses after tax (3)	68	48
Net profit of life insurance funds after outside equity interest	202	198

(2)  Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(3)  Investment earnings on shareholders’ retained profits and capital from life businesses after Minority Interest.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group.

Supplementary Information - 5. Full Time Equivalent Employees

5. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	31 Mar 06	30 Sep 05	31 Mar 05	Sep 05	Mar 05
	No.	No.	No.	%	%
By Division
Australian Banking		17,837	18,528
Wealth Management Australia		3,842	3,903
Asia Banking & Wealth Management		449	501
Total Australia		22,128	22,932
Total UK		9,480	9,772
Total New Zealand		4,645	4,549
Institutional Markets & Services		1,920	2,005
Other (incl. Group Funding & Corporate Centre)		760	703
Total full time equivalent employees (FTEs)		38,933	39,961

Average half year FTEs		39,395	42,591

(1)  Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

Supplementary Information - 6. Exchange Rates

6. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance Average Half Year to				Statement of Financial Position Spot as at
	Mar 06	Sep 05	Mar 05	31 Mar 06	30 Sep 05	31 Mar 05
British Pounds		0.4198	0.4085		0.4326	0.4114
Euros		0.6165	0.5883		0.6329	0.5974
United States Dollars		0.7642	0.7667		0.7617	0.7726
New Zealand Dollars		1.0863	1.0831		1.0991	1.0883

Supplementary Information - 7. Earnings per Share

7. EARNINGS PER SHARE

	Half Year to
	Mar 06		Sep 05		Mar 05
Earnings per Share	Basic	Diluted (1)	Basic	Diluted (1) (3)	Basic	Diluted (1)
Earnings ($m)
Net profit attributable to members of the Company			1,234	1,234	2,758	2,758
Distributions on other equity instruments			(109)	(109)	(95)	(95)
Potential dilutive adjustments
Interest expense on exchangeable capital units			—	—	—	53
Adjusted earnings			1,125	1,125	2,663	2,716
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares			1,562,509	1,562,509	1,555,388	1,555,388
Treasury shares			(21,159)	(21,159)	(20,555)	(20,555)
Potential dilutive ordinary shares
Performance options and performance rights			—	2,320	—	848
Staff share allocation and ownership plans			—	1,484	—	1,484
Partly paid ordinary shares			—	326	—	361
Exchangeable capital units			—	—	—	65,452
Total weighted average ordinary shares			1,541,350	1,545,480	1,534,833	1,602,978
Earnings per share (cents)			73.0	72.8	173.5	169.4

(1)  The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)  Refer to Section 3 “Financial Review - Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(3)  During the period ended 30 September 2005, there were 64,373,837 potential ordinary shares as a result of the exchangeable capital units on issue. The exchange capital units have not been included in the diluted earnings per share because they were antidilutive for the period ended 30 September 2005. The exchangeable capital units could potentially dilute basic earnings per share in future periods.

	Half Year to
	Mar 06		Sep 05		Mar 05
Cash Earnings per Share	Basic	Diluted (1)	Basic	Diluted (1) (3)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)			1,601	1,601	1,652	1,652
Potential dilutive adjustments
Interest expense on exchangeable capital units			—	—	—	53
Adjusted cash earnings before significant items			1,601	1,601	1,652	1,705
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares			1,562,509	1,562,509	1,555,388	1,555,388

Potential dilutive weighted average ordinary shares
Performance options and performance rights			—	2,320	—	848
Staff share allocation and ownership plans			—	1,484	—	1,484
Partly paid ordinary shares			—	326	—	361
Exchangeable capital units			—	—	—	65,452
Total weighted average ordinary shares			1,562,509	1,566,639	1,555,388	1,623,533
Cash earnings before significant items per share (cents)			102.5	102.2	106.2	105.0

(1)  The weighted average diluted number of ordinary shares includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)  Refer to Section 3 “Financial Review - Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(3)  During the period ended 30 September 2005, there were 64,373,837 potential ordinary shares as a result of the exchangeable capital units on issue. The exchange capital units have not been included in the diluted earnings per share because they were antidilutive for the period ended 30 September 2005. The exchangeable capital units could potentially dilute basic earnings per share in future periods.

Supplementary Information - 8. Significant Items

8. SIGNIFICANT ITEMS

	Half Year to
	Mar 06	Sep 05	Mar 05
	$m	$m	$m
Disposal of Irish Banks
Proceeds from the sale of controlled entities		(21)	2,514
Cost of controlled entities sold		114	(1,253)
Profit on sale of controlled entities		93	1,261
Income tax (expense)/benefit		(49)	15
Net profit on sale of controlled entities		44	1,276

Restructuring expenses
Restructuring expenses		(437)	(356)
Income tax benefit		109	108
Net restructuring expenses		(328)	(248)

Settlement of tax dispute on TrUEPrSSM
Income tax expense		(97)	—

Foreign currency options trading losses
Foreign currency options trading losses		—	34
Income tax expense		—	(10)
Net foreign currency options trading losses		—	24

PfG Restructuring provision
Reversal of PfG restructuring provision		2	9
Income tax expense		(1)	(3)
Net reversal of PfG restructuring provision		1	6

Significant items after tax as per Divisional Performance Summary		(380)	1,058

Supplementary Information - 9. Reconciliation of Number of Shares

9. RECONCILIATION OF NUMBER OF SHARES

	Half Year to
	Mar 06	Sep 05	Mar 05
	No. ‘000	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of period		1,558,324	1,550,784
Shares issued
Dividend reinvestment plan		3,233	3,683
Bonus share plan		1,938	2,624
Staff share ownership plan		286	608
Staff share allocation plan		529	—
Executive option plan no. 2		1,199	596
Exchangeable capital units converted		1,609	2
Paying up of partly paid shares		70	27
		1,567,188	1,558,324
Ordinary shares, partly paid to 25 cents
Balance at beginning of period		536	563
Paying up of partly paid shares		(70)	(27)
		466	536
Closing balance (including treasury shares)		1,567,654	1,558,860
Less treasury shares		(21,637)	(20,681)
Closing balance		1,546,017	1,538,179

Supplementary Information - 10. Funds under Management & Administration

10. AUSTRALIA FUNDS UNDER MANAGEMENT & ADMINISTRATION

	Half year ended 31 March 2006
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Sep 05	Inflows	Outflows	earnings	Other (2)	Mar 06
	$m	$m	$m	$m	$m	$m
Platforms	49,417
Wholesale	19,416
Cash Management	3,948
Other Retail & Trustee	11,374
Total	84,155

	Half year ended 30 September 2005
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Mar 05	Inflows	Outflows	earnings	Other (2)	Sep 05
	$m	$m	$m	$m	$m	$m
Platforms	44,783	4,508	(3,465)	4,976	(1,385)	49,417
Wholesale	18,196	1,830	(2,324)	1,714	—	19,416
Cash Management	3,680	6,643	(6,463)	124	(36)	3,948
Other Retail & Trustee	11,453	125	(842)	492	146	11,374
Total	78,112	13,106	(13,094)	7,306	(1,275)	84,155

	Half year ended 31 March 2005
	Opening					Closing
Funds under management and	balance			Investment		balance
administration (1)	Sep 04	Inflows	Outflows	earnings	Other (2)	Mar 05
	$m	$m	$m	$m	$m	$m
Platforms	41,077	4,181	(3,402)	3,312	(385)	44,783
Wholesale	17,176	1,853	(1,654)	821	—	18,196
Cash Management	3,591	5,571	(5,551)	104	(35)	3,680
Other Retail & Trustee	12,188	81	(874)	428	(370)	11,453
Total	74,032	11,686	(11,481)	4,665	(790)	78,112

(1)  Balances have been restated to reflect the reclassification of cash management out of platform, and to include the gross inflows and outflows (instead of net flows).

(2)  Other includes trust distributions and flows due to the sale/purchase of businesses.

Supplementary Information - 11. Annual Inforce Premiums

11. ANNUAL INFORCE PREMIUMS

	Half year ended 31 March 2006
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Sep 05	Business	movements	Mar 06
	$m	$m	$m	$m
Retail	508.1
Group Risk	125.3
Total	633.4

	Half year ended 30 September 2005
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Mar 05	Business	movements	Sep 05
	$m	$m	$m	$m
Retail	484.7	42.2	(18.8)	508.1
Group Risk	123.0	16.9	(14.6)	125.3
Total	607.7	59.1	(33.4)	633.4

	Half year ended 31 March 2005
Australia Full Year Inforce	Opening balance	Sales/New	Lapses & other	Closing balance
Premiums	Sep 04	Business	movements	Mar 05
	$m	$m	$m	$m
Retail	464.9	37.0	(17.2)	484.7
Group Risk	110.7	20.3	(8.0)	123.0
Total	575.6	57.3	(25.2)	607.7

Supplementary Information - 12. Average Balance Sheet & Related Interest

12. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest- bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included within interest-earning assets within loans and advances.

Average assets and interest income

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other banks
Australia				8,355	210	5.01
Europe				11,605	209	3.59
Other International				2,122	43	4.04
Marketable debt securities
Australia				18,191	513	5.62
Europe				9,124	196	4.28
Other International				7,612	164	4.30
Loans and advances - housing
Australia (1)				114,606	4,022	7.00
Europe				16,045	469	5.83
Other International				16,669	606	7.25
Loans and advances - non-housing
Australia (1)				53,727	2,063	7.66
Europe				36,511	1,243	6.79
Other International				22,607	840	7.41
Acceptances (2)
Australia
Europe
Other interest-earning assets
Australia				806	44	n/a
Europe				1,753	137	n/a
Other International				3,366	114	n/a
Total average interest-earning assets and interest revenue by:
Australia				195,685	6,852	6.98
Europe				75,038	2,254	5.99
Other International				52,376	1,767	6.73
Total average interest-earning assets and interest revenue				323,099	10,873	6.71

(1)       A change has been made to the classification of certain exposures from Loans and Advances - non-housing to Loans and Advances - housing to ensure consistent classification with the spot balance sheet. Associated interest revenue was also reclassified.

(2)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities.  Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average assets and interest income

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Non-interest-earning assets
Investments relating to life insurance business (1)
Australia				44,913
Other International				710
Acceptances (2)
Australia				23,648
Europe				36
Other International				19
Property, plant and equipment
Australia				2,071
Europe				1,239
Other International				545
Other assets				34,184
Total average non-interest-earning assets				107,365
Provision for doubtful debts
Australia				(1,490)
Europe				(702)
Other International				(245)
Total average assets				428,027
Percentage of total average interest-earning assets applicable to international operations				39.4%

(1)       Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(2)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities.  Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average liabilities and interest expense

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit
Australia				53,390	1,426	5.33
Europe				19,394	498	5.12
Other International				23,727	670	5.63
On-demand and savings (short-term) deposits
Australia				48,600	994	4.08
Europe				21,394	234	2.18
Other International				12,060	193	3.19
Government and Official Institutions
Australia				128	2	3.12
Other International				164	2	2.43
Due to other banks
Australia				15,592	400	5.12
Europe				17,325	403	4.64
Other International				10,244	174	3.39
Short-term borrowings
Australia				17,450	226	2.58
Europe				426	8	3.75
Other International				9,906	161	3.24
Long-term borrowings
Australia				40,631	923	4.53
Other International				1,203	34	5.64
Liability on acceptances (1)
Australia
Europe
Other interest-bearing liabilities
Australia				36	734	n/a
Europe				9	123	n/a
Other International				62	138	n/a
Loan capital
Australia				330	7	4.23
Europe				1,237	51	8.22
Total average interest-bearing liabilities and interest expense by:
Australia				176,157	4,712	5.34
Europe				59,785	1,317	4.39
Other International				57,366	1,372	4.77
Total average interest-bearing liabilities and interest expense				293,308	7,401	5.03

(1)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities.  Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

	Half Year ended Mar 06			Half Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Non-interest-bearing liabilities
Deposits not bearing interest
Australia				6,601
Europe				2,886
Other International				996
Liability on acceptances (1)
Australia				23,648
Europe				36
Other International				19
Life insurance policy liabilities
Australia				38,973
Other International				532
Other liabilities				30,983
Total average non-interest-bearing liabilities				104,674

Average equity

Equity
Ordinary shares				6,819
Trust Preferred Securities				975
Trust Preferred Securities II				1,014
National Income Securities				1,945
Contributed equity				10,753
Reserves				889
Retained profits				13,786
Parent entity interest				25,428
Minority interest in controlled entities				4,617
Equity				30,045

Total liabilities and equity				428,027

Percentage of total average interest-earning liabilities applicable to international operations				39.9%

(1)       From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities.  Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Supplementary Information - Note 13: Other items

13. OTHER ITEMS

Restructuring provision

The table below sets out the movement in the restructuring provision over the March 2006 half year.

	Redundancies	Occupancy	Other	Total
	$m	$m	$m	$m
Provision balance as at 30 September 2005	293	129	35	457
AIFRS Adjustment (1)	(32)	—	—	(32)
Provision balance as at 30 September 2005	261	129	35	425
Foreign exchange impact
Utilisation in March 2006 half year
Provision balance as at 31 March 2006

(1)  Includes an AIFRS adjustment to the redundancies opening provision of $32 million relating to pension costs.

Capitalisation of Software Costs

	As at
	31 Mar 06	30 Sep 05	31 Mar 05
	$m	$m	$m
Capitalised application software on the balance sheet		614	653

AIFRS Transition Report
8 May 2006

AIFRS Transition Report - Contents

CONTENTS

1.	Introduction		3

2.	Overview		4

3.	Key areas of AIFRS impact in the 2005 comparatives		6

4.	Reconciliation of Group performance for 2005		7

5.	Key performance measures		11

6.	Business unit AIFRS reconciliations		12

	(a)	Australian Banking	12
	(b)	Wealth Management Australia	14
	(c)	IMS	16
	(d)	United Kingdom	18
	(e)	New Zealand	20
	(f)	Group Funding and Corporate Centre	22

7.	Key areas of AIFRS impact in 31 March 2006 half year results		23

8.	Group AIFRS reconciliations		25

	(a)	Narrative commentary
	(b)	Income statement for the six months ended 31 March 2005	32
	(c)	Income statement for the six months ended 30 September 2005	33
	(d)	Income statement for the year ended 30 September 2005	34
	(e)	Balance sheet and reserves reconciliation as at 1 October 2004	35
	(f)	Balance sheet and reserves reconciliation as at 31 March 2005	37
	(g)	Balance sheet and reserves reconciliation as at 30 September 2005	39
	(h)	Balance sheet and reserves reconciliation as at 1 October 2005	41

2

AIFRS Transition Report - 1 - Introduction

1. INTRODUCTION

In July 2002 the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The 31 March 2006 half year results are the first financial statements produced on an AIFRS basis by the Group. Comparative information is also reported on an AIFRS basis but is not required to comply with AASB 132, “Financial Instruments: Presentation and Disclosure,” (AASB 132), AASB 139, “Financial Instruments: Recognition and Measurement,” (AASB 139) or AASB 4, “Insurance Contracts,” (AASB 4). These standards have a significant impact on the Group and therefore result in the 2005 comparative information not being directly comparable with March 2006 numbers in certain instances.

The Group will announce its 31 March 2006 results on 11 May 2006. In advance of this announcement, the Group has prepared this AIFRS Transition Report in respect of the AIFRS comparative financial information for the six months ended 31 March 2005 and 30 September 2005. At the same time as issuing this Transition Report, consistent with normal practice, the Group has also issued a template of the Profit Announcement that will be used for the Group’s half year results announcement on 11 May 2006. This includes all comparative information on an AIFRS basis.

The purpose of this Transition Report is to:

•                  summarise the key areas of impact for the Group as a result of AIFRS;

•                  explain the Group’s definition of cash earnings under AIFRS;

•                  provide information, on both a consolidated and regional business unit basis, in respect of the AGAAP to AIFRS adjustments applied to the March 2005 and September 2005 comparative periods; and

•                  provide an update in respect of certain other key AIFRS related developments, including loan loss provisioning.

3

AIFRS Transition Report - 2 – Overview

2. OVERVIEW

(a) Impact of AIFRS on the Group’s 2005 financial performance

The table below compares the Group’s reported cash earnings under AGAAP for the half years ended 31 March 2005 and 30 September 2005 with the equivalent amounts on an AIFRS basis. These AIFRS amounts form the basis of the comparative numbers to be included in the Group’s 31 March 2006 Profit Announcement. Refer section (b) below for discussion of the Group’s definition of cash earnings under AIFRS.

	Half year to
Cash earnings before significant items	Sep 05	Mar 05
	$m	$m

AGAAP basis – as previously published	1,692	1,618

AIFRS adjustments to prior periods	(91)	34

AIFRS basis	1,601	1,652

The principal drivers of the difference between AGAAP and AIFRS cash earnings are:

•                  Share based payments expense of $37 million for the March 2005 half and $60 million for the September 2005 half;

•                  A decrease in the tax charge of $28 million in the March 2005 half followed by an increase in the tax charge of $44 million in the September 2005 half. This change in direction of the tax adjustment arises as a result of the application of the AIFRS tax balance sheet approach to the treatment of unrealised gains and losses on certain balance sheet items.

•                  A reduction in the defined benefit pensions expense of $12 million for the March 2005 half and $16 million for the September 2005 half; and

•                  An increase in finance lease revenue of $15 million in the March 2005 half followed by a decrease of $5 million in the September 2005 half.

(b) Calculation of cash earnings

Consistent with other Australian banks, the Group has historically regarded cash earnings as a key performance measure in understanding the financial performance of a bank. The intention behind the cash earnings measure is to adjust accounting profit for certain items where it is believed that the inclusion of these items distorts the underlying operating results of the Group and causes difficulty in identifying underlying performance trends and issues. This includes adjusting for items where the accounting result does not reflect the items that should impact “dividendable” earnings.

Under AIFRS, cash earnings remains a key performance measure for the Group. As a result the Group intends to continue to produce and report a cash earnings measure in its Profit Announcement.  Cash earnings in an AIFRS context is defined by the Group as:

Net profit

Adjusted for:

Minority interests

Distributions

Treasury shares

Revaluation of Exchangeable Capital Units(1)

Impairment of goodwill

(1)          Applicable from 1 October 2005. Refer section 7 of this report for further discussion on AIFRS treatment of the Exchangeable Capital Units

4

In future periods, adjustments will also be made for changes in the value of insurance related acquisition costs that result from discount rate variations. (No adjustment for this is proposed to be made in the 31 March 2006 half year as the amount is insignificant).

(c) Previously disclosed AIFRS financial information

Under AASB 1047, “Disclosing the Impact of Adopting Australian equivalents to International Financial Reporting Standards,” the Group disclosed within the 2005 Annual Financial Report its best estimate at the time of the impact of AIFRS adoption on the Group’s financial statements. This included reconciliations of net profit for the year ended 30 September 2005 and shareholders’ equity at 1 October 2004, 30 September 2005 and 1 October 2005. Since that date, the Group has continued to review and finalise the AIFRS adjustments in order to determine the AIFRS comparative amounts to be included in the 2006 financial statements. In addition, the Group has continued to monitor accounting standard developments and emerging best practice and interpretation. As a result, a number of changes have been made to the estimates previously disclosed.

None of these changes has significantly changed the overall assessment of the impact of AIFRS on the Group, as illustrated in the following information:

•                  AASB 1047 disclosures estimated that total equity at 1 October 2004 would reduce by $2,739 million under AIFRS. The final adjustment is a reduction of $2,676 million;

•                  AASB 1047 disclosures estimated that total equity at 1 October 2005 would reduce by $9,591 million as compared to AGAAP reported equity at 30 September 2005. The final adjustment is a reduction of $10,260 million.  The primary reason for the difference is a change to the accounting treatment of the Exchangeable Capital Units (refer below); and

•                  AASB 1047 disclosures estimated that AIFRS would reduce net profit for the year ended 30 September 2005 by $146 million. The final adjustment is a reduction of $140 million.

The most significant change that has been made since the AASB 1047 disclosures were published is the separate recognition at 1 October 2005 of an embedded derivative in relation to the Exchangeable Capital Units. This has arisen through a recent International Financial Reporting Interpretations Committee (IFRIC) interpretation that has changed the accounting treatment for such instruments.

5

AIFRS Transition Report - 3 – Key areas of AIFRS impact in the 2005 comparatives

3. KEY AREAS OF AIFRS IMPACT IN THE 2005 COMPARATIVES

As can be seen from section 2, the impact of AIFRS has been to increase reported cash earnings for the March 2005 half by $34 million and reduce cash earnings for the September 2005 half by $91 million. The half on half movement is primarily due to tax effect accounting. The other key adjustments are in respect of share based payments expense and a reduction in pensions expense. On a line by line basis, this is consistent throughout the income statement, with the exception of adjustments for operating leases, which are explained below.

•                  Operating lease classification: Under AIFRS, operating leases where the Group is the lessor are required to be reclassified from loans and advances to property, plant & equipment. For the income statement, rental income is recognised within other operating income and depreciation within other operating expenses. Previously under AGAAP these amounts were presented net within net interest income. The Group has excluded this reclassification when calculating the cost to income ratio to ensure that it remains comparable with peer banks.

From a balance sheet perspective, a number of adjustments have been made on transition to AIFRS at 1 October 2004 that impact upon reported shareholders’ equity. As a result, shareholders’ equity reduced at that date by $2,676 million from $29,766 million under AGAAP to $27,090 million under AIFRS. The primary drivers of this reduction are:

•                  Defined benefit pensions – on transition to AIFRS a net adjustment to equity of $1,724 million (pre-tax) is required to recognise the surpluses and deficits of individual defined benefit plans as well as to remove the pre-paid pension asset of $575 million recorded on the Group’s balance sheet under AGAAP;

•                  The Excess of Market Value Over Net Assets (EMVONA) asset has been removed from the balance sheet and replaced with acquired goodwill and other intangibles. The net impact of this on equity is a reduction to equity of $729 million (pre tax);

•                  Under AIFRS treasury shares (direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds) are required to be deducted directly from equity. This results in a net adjustment to equity of $551 million (pre tax) at 1 October 2004; and

•                  Certain special purpose securitisation vehicles have been consolidated into the Group’s balance sheet under AIFRS. Whilst this has resulted in an increase in assets of $5,732 million and an increase in liabilities of $5,734 million, there is no material impact on either reported profit or equity.

From a balance sheet perspective, there are also a number of reclassifications between balance sheet line items that do not impact upon equity.  In addition to the operating lease adjustment discussed above, these include:

•                  Application software of $655 million has been reclassified from property, plant & equipment to goodwill and other intangibles; and

•                  Short positions in securities of $845 million have been reclassified from other liabilities to other financial liabilities at fair value.

Detailed reconciliation of the March 2005 and September 2005 income statements, balance sheets and reserves are provided later in this document. These reconciliations provide explanation of each of the above together with other adjustments.

6

AIFRS Transition Report - 4 – Reconciliation of Group performance for 2005

4. RECONCILIATION OF GROUP PERFORMANCE FOR 2005

Half year ended 31 March 2005

(a)          Group cash earnings – half year ended 31 March 2005

		AIFRS
Half year ended 31 March 2005	AGAAP	adjustments	AIFRS
	$m	$m	$m
Net interest income	3,553	(81)	3,472
Net life insurance income excluding IORE	495	—	495
IoRE	63	—	63
Other operating income	2,490	413	2,903
Net operating income	6,601	332	6,933
Operating expenses	(3,576)	(326)	(3,902)
Underlying profit	3,025	6	3,031
Charge to provide for doubtful debts	(281)	—	(281)
Cash earnings before tax	2,744	6	2,750
Income tax expense	(877)	28	(849)
Cash earnings before significant items, distributions and minority interest	1,867	34	1,901
Net profit – minority interest	(154)	—	(154)
Cash earnings before significant items and distributions	1,713	34	1,747
Distributions	(95)	—	(95)
Cash earnings before significant items	1,618	34	1,652

(b)          Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based			Operating	Finance lease		AIFRS
Half year ended 31 March 2005	payments	Pensions	Tax(1)	Leases	revenue	Other	adjustments
	$m	$m	$m	$m	$m	$m	$m
Net interest income	—	—	—	(94)	(7)	20	(81)
Net life insurance income excluding IORE	—	—	—	—	—	—	—
IoRE	—	—	—	—	—	—	—
Other operating income	—	—	—	356	23	34	413
Net operating income	—	—	—	262	16	54	332
Operating expenses	(37)	12	—	(262)	(1)	(38)	(326)
Underlying profit	(37)	12	—	—	15	16	6
Charge to provide for doubtful debts	—	—	—	—	—	—	—
Cash earnings before tax	(37)	12	—	—	15	16	6
Income tax expense	—	—	28	—	—	—	28
Cash earnings before significant items, distributions and minority interest	(37)	12	28	—	15	16	34
Net profit – minority interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	(37)	12	28	—	15	16	34
Distributions	—	—	—	—	—	—	—
Cash earnings before significant items	(37)	12	28	—	15	16	34

7

(c)          Reconciliation to net profit attributable to members of the Company – half year ended 31 March 2005

		AIFRS
Half year ended 31 March 2005	AGAAP	Adjustments	AIFRS
	$m	$m	$m

Cash earnings before significant items	1,618	34	1,652

WM revaluation profit after tax	51	(51)	—
Goodwill amortisation	(50)	50	—
Significant items after tax(2)	821	237	1,058
Treasury shares	—	(47)	(47)
Distributions	95	—	95
Net profit attributable to members of the Company	2,535	223	2,758

(1) Note that for the Group reconciliation, all tax adjustments have been included in the tax column and not allocated across individual AIFRS adjustments.

(2) AIFRS adjustment to significant items after tax represents adjustment to the profit on sale of the Irish Banks on 28 February 2005. Change to profit arises due to change in net assets of the Irish Banks under AIFRS and is primarily through recognition of the defined benefit pension deficit.

8

Half year ended 30 September 2005

(a)          Group cash earnings – half year ended 30 September 2005

		AIFRS
Half year ended 30 September 2005	AGAAP	Adjustments	AIFRS
	$m	$m	$m
Net interest income	3,529	(57)	3,472
Net life insurance income excluding IORE	1,031	—	1,031
IoRE	83	—	83
Other operating income	2,612	375	2,987
Net operating income	7,255	318	7,573
Operating expenses	(3,728)	(365)	(4,093)
Underlying profit	3,527	(47)	3,480
Charge to provide for doubtful debts	(253)	—	(253)
Cash earnings before tax	3,274	(47)	3,227
Income tax expense	(1,017)	(44)	(1,061)
Cash earnings before significant items, distributions and minority interest	2,257	(91)	2,166
Net profit – minority interest	(456)	—	(456)
Cash earnings before significant items and distributions	1,801	(91)	1,710
Distributions	(109)	—	(109)
Cash earnings before significant items	1,692	(91)	1,601

(b)          Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based			Operating	Finance lease		AIFRS
Half year ended 30 September 2005	payments	Pensions	Tax(1)	Leases	revenue	Other	Adjustments
	$m	$m	$m	$m	$m	$m	$m
Net interest income	—	—	—	(96)	(5)	44	(57)
Net life insurance income excluding IORE	—	—	—	—	—	—	—
IoRE	—	—	—	—	—	—	—
Other operating income	—	—	—	373	—	2	375
Net operating income	—	—	—	277	(5)	46	318
Operating expenses	(60)	16	—	(277)		(44)	(365)
Underlying profit	(60)	16	—	—	(5)	2	(47)
Charge to provide for doubtful debts	—	—	—	—	—	—	—
Cash earnings before tax	(60)	16	—	—	(5)	2	(47)
Income tax expense	—	—	(44)	—	—	—	(44)
Cash earnings before significant items, distributions and minority interest	(60)	16	(44)	—	(5)	2	(91)
Net profit – minority interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	(60)	16	(44)	—	(5)	2	(91)
Distributions	—	—	—	—	—	—	—
Cash earnings before significant items	(60)	16	(44)	—	(5)	2	(91)

9

(c)          Reconciliation to net profit attributable to members of the Company – half year ended 30 September 2005

		AIFRS
Half year ended 30 September 2005	AGAAP	adjustments	AIFRS
	$m	$m	$m

Cash earnings before significant items	1,692	(91)	1,601

WM revaluation profit after tax	294	(294)	—
Goodwill amortisation	(48)	48	—
Significant items after tax	(450)	70	(380)
Treasury shares	—	(96)	(96)
Distributions	109	—	109
Net profit attributable to members of the Company	1,597	(363)	1,234

(1) Note that for the Group reconciliation, all tax adjustments have been included in the tax column and not allocated across individual AIFRS adjustments.

10

AIFRS Transition Report - 5 – Key performance measures

5. KEY PERFORMANCE MEASURES

The table below provides information on the key performance measures identified by the Group on both an AGAAP and AIFRS basis for the six months ended 31 March 2005 and 30 September 2005.

	AIFRS		AGAAP		Movement
	Sep 05	Mar 05	Sep 05	Mar 05	Sep 05		Mar 05
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	102.5	106.2	108.3	104.0	(5.8)		2.2
Diluted cash earnings per share before significant items	102.2	105.0	107.1	103.0	(4.9)		2.0
Basic cash earnings per ordinary share after significant items	78.2	174.2	79.5	156.8	(1.3)		17.4
Basic earnings per ordinary share after significant items (1)	73.0	173.5	95.2	156.9	(22.2)		16.6
Weighted average ordinary shares (no. million)	1,563	1,555	1,563	1,555	(0)		0
Weighted average diluted shares (no. million)	1,567	1,624	1,629	1,622	(62)		2
Net tangible assets per ordinary share ($)	10.54	10.76	11.60	11.82	(1.06)		(1.06)
Dividends per share (cents)	83	83	83	83	—		—
Performance (2)
Return on average equity before significant items	14.0%	15.6%	16.2%	14.0%	-220	bps	160	bps
Cash earnings on average equity before significant items	14.9%	16.0%	14.0%	14.0%	90	bps	200	bps
Return on average assets before significant items	0.70%	0.74%	0.91%	0.76%	-21	bps	-2	bps
Net interest income
Net interest spread	1.68%	1.70%	1.69%	1.74%	-1	bps	-4	bps
Net interest margin	2.14%	2.12%	2.20%	2.19%	-6	bps	-7	bps
Profitability (before significant items)
Cash earnings per average FTE ($’000)	81	78	86	76	(5)		2
Banking cost to income ratio	59.9%	58.6%	58.1%	57.4%	180	bps	120	bps

	AIFRS		AGAAP		Movement
	Sep-05	Mar-05	Sep-05	Mar-05	Sep-05		Mar-05
Capital
Tier 1 ratio	7.86%	8.30%	7.86%	8.30%	0	bps	0	bps
Tier 2 ratio	3.60%	4.12%	3.60%	4.12%	0	bps	0	bps
Deductions	(1.01)%	(1.05)%	(1.01)%	(1.05)%	0	bps	0	bps
Total capital ratio	10.45%	11.37%	10.45%	11.37%	0	bps	0	bps
Adjusted common equity ratio	5.49%	5.84%	5.49%	5.84%	0	bps	0	bps
Assets ($bn)
Gross loans and acceptances	297	277	292	273	5		4
Risk-weighted assets	290	279	290	279	—		—
Asset quality
Gross non-accrual loans to gross loans and acceptances	0.34%	0.40%	0.35%	0.41%	-1	bps	-1	bps
Net impaired assets to total equity (parent entity interest)	2.8%	3.0%	2.5%	2.7%	30	bps	30	bps
Collective provision to risk weighted assets	0.71%	0.73%	0.71%	0.73%	0	bps	0	bps
Specific provision to gross impaired assets	34.9%	34.9%	34.9%	34.9%	0	bps	0	bps
Total provision to gross impaired assets	235.8%	216.8%	235.8%	216.8%	0	bps	0	bps
Other information
Funds under management and administration	91	85	91	85	—		—
Assets under custody and administration	410	372	410	372	—		—
Full-time equivalent employees (no.)	38,933	39,961	38,933	39,961	—		—

(1)  Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(2)  “Return” calculations use “Earnings attributable to ordinary shareholders”.

11

AIFRS Transition Report - 6 – Business unit AIFRS reconciliations

6. BUSINESS UNIT AIFRS RECONCILIATIONS

AUSTRALIAN BANKING

Half year ended 31 March 2005

(a)          Cash earnings – half year ended 31 March 2005

	AGAAP as	Internal	AIFRS
Half year ended 31 March 2005	published	changes(1)	adjustments	AIFRS
	$m	$m	$m	$m
Net interest income	1,888	14	(48)	1,854
Other operating income	1,081	5	185	1,271
Total income	2,969	19	137	3,125
Other operating expenses	(1,479)	(12)	(151)	(1,642)
Underlying profit	1,490	7	(14)	1,483
Charge to provide for doubtful debts	(130)	—	—	(130)
Cash earnings before tax	1,360	7	(14)	1,353
Income tax expense	(409)	(3)	24	(388)
Cash earnings before significant items	951	4	10	965

(1) Internal changes comprise minor structural changes (transfer of cost centres) between Australia Banking and other business units.

(b)   Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based		Operating		AIFRS
Half year ended 31 March 2005	payments	Tax	Leases	Other	Adjustments
	$m	$m	$m	$m	$m
Net interest income	—	—	(48)	—	(48)
Other operating income	—	—	185	—	185
Total income	—	—	137	—	137
Operating expenses	(14)	—	(137)	—	(151)
Underlying profit	(14)	—	—	—	(14)
Charge to provide for doubtful debts	—	—	—	—	—
Cash earnings before tax	(14)	—	—	—	(14)
Income tax expense	—	24	—	—	24
Cash earnings before significant items	(14)	24	—	—	10

12

Half year ended 30 September 2005

(a)   Cash earnings – half year ended 30 September 2005

	AGAAP as	Internal	AIFRS
Half year ended 30 September 2005	Published	changes(1)	Adjustments	AIFRS
	$m	$m	$m	$m
Net interest income	1,995	14	(51)	1,958
Other operating income	1,154	(5)	202	1,351
Total income	3,149	9	151	3,309
Operating expenses	(1,730)	28	(173)	(1,875)
Underlying profit	1,419	37	(22)	1,434
Charge to provide for doubtful debts	(127)	—	—	(127)
Cash earnings before tax	1,292	37	(22)	1,307
Income tax expense	(382)	(11)	(32)	(425)
Cash earnings before significant items	910	26	(54)	882

(1) Internal changes comprise minor structural changes (transfer of cost centres) between Australian Banking and other business units.

(b)   Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based		Operating		AIFRS
Half year ended 30 September 2005	payments	Tax	Leases	Other	adjustments
	$m	$m	$m	$m	$m
Net interest income	—	—	(51)	—	(51)
Other operating income	—	—	202	—	202
Total income	—	—	151	—	151
Operating expenses	(24)	—	(151)	2	(173)
Underlying profit	(24)	—	—	2	(22)
Charge to provide for doubtful debts	—	—	—	—	—
Cash earnings before tax	(24)	—	—	2	(22)
Income tax expense	—	(32)	—	—	(32)
Cash earnings before significant items	(24)	(32)	—	2	(54)

13

WEALTH MANAGEMENT AUSTRALIA

Half year ended 31 March 2005

(a)   Cash earnings – half year ended 31 March 2005

	AGAAP as	Internal	AIFRS
Half year ended 31 March 2005	published	changes(1)	adjustments	AIFRS
	$m	$m	$m	$m
Investments	115	—	(3)	112
Insurance	74	(7)	(1)	66
Other (including regulatory programs)	(42)	5	19	(18)
Profit from operations (after tax)	147	(2)	15	160
IoRE	47	(6)	—	41
Cash earnings before significant items	194	(8)	15	201

(1) Internal changes comprise minor structural changes, including the transfer of Wealth Management Asia results out of Wealth Management Australia.

(b) Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based			AIFRS
Half year ended 31 March 2005	payments	Tax	Other(2)	adjustments
	$m	$m	$m	$m
Investments	(1)	—	(2)	(3)
Insurance	(1)	—	—	(1)
Other (including regulatory programs)	(1)	8	12	19
Profit from operations (after tax)	(3)	8	10	15
IoRE	—	—	—	—
Cash earnings before significant items	(3)	8	10	15

(2) Other comprises a number of smaller items including unrealised gains relating to foreign currency movements on foreign denominated debt, amortisation of defined benefit surplus and impact of non deferral of non-life acquisition costs.

14

Half year ended 30 September 2005

(a)   Cash earnings – half year ended 30 September 2005

	AGAAP as	Internal	AIFRS
Half year ended 30 September 2005	published	changes(1)	adjustments	AIFRS
	$m	$m	$m	$m
Investments	105	—	(6)	99
Insurance	85	(4)	(1)	80
Other (including regulatory programs)	(37)	—	—	(37)
Profit from operations (after tax)	153	(4)	(7)	142
IoRE	67	(7)	—	60
Cash earnings before significant items	220	(11)	(7)	202

(1) Internal changes comprise minor structural changes, including the transfer of Wealth Management Asia results out of Wealth Management Australia.

(b)   Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based			AIFRS
Half year ended 30 September 2005	payments	Tax	Other(2)	Adjustments
	$m	$m	$m	$m
Investments	(4)	—	(2)	(6)
Insurance	(1)	—	—	(1)
Other (including regulatory programs)	(3)	(8)	11	—
Profit from operations (after tax)	(8)	(8)	9	(7)
IoRE	—	—	—	—
Cash earnings before significant items	(8)	(8)	9	(7)

(2) Other comprises a number of smaller items including unrealised gains relating to foreign currency movements on foreign denominated debt, amortisation of defined benefit surplus and impact of non deferral of non-life acquisition costs.

15

INSTITUTIONAL MARKETS & SERVICES

Half year ended 31 March 2005

(a)   Cash earnings – half year ended 31 March 2005

	AGAAP as	Internal	AIFRS
Half year ended 31 March 2005	published	changes(1)	adjustments	AIFRS
	$m	$m	$m	$m
Net interest income	281	(24)	1	258
Other operating income	486	(2)	20	504
Total income	767	(26)	21	762
Operating expenses	(366)	7	(11)	(370)
Underlying profit	401	(19)	10	392
Charge to provide for doubtful debts	(48)	—	—	(48)
Cash earnings before tax	353	(19)	10	344
Income tax expense	(45)	4	(5)	(46)
Cash earnings before significant items	308	(15)	5	298

(1) Internal changes comprise changes to the divisional operating structure and revised revenue sharing arrangements with other divisions.

(b)   Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based	Finance lease		AIFRS
Half year ended 31 March 2005	Payments	revenue(2)	Other(3)	adjustments
	$m	$m	$m	$m
Total income	—	16	5	21
Other operating expenses	(7)	(1)	(3)	(11)
Underlying profit	(7)	15	2	10
Charge to provide for doubtful debts	—	—	—	—
Cash earnings before tax	(7)	15	2	10
Income tax expense	—	(6)	1	(5)
Cash earnings before significant items	(7)	9	3	5

(2) Total income represents the recognition of additional profit under AIFRS on the sale of leased assets.

(3) Includes consolidation of special purpose entities.

16

Half year ended 30 September 2005

(a)   Cash earnings – half year ended 30 September 2005

	AGAAP as	Internal	AIFRS
Half year ended 30 September 2005	published	changes(1)	adjustments	AIFRS
	$m	$m	$m	$m
Net interest income	262	(27)	9	244
Other operating income	433	(1)	(9)	423
Total income	695	(28)	—	667
Operating expenses	(369)	11	(14)	(372)
Underlying profit	326	(17)	(14)	295
Charge to provide for doubtful debts	24	—	—	24
Cash earnings before tax	350	(17)	(14)	319
Income tax expense	(45)	5	—	(40)
Cash earnings before significant items	305	(12)	(14)	279

(1) Internal changes comprise changes to the divisional operating structure and revised revenue sharing arrangements with other divisions.

(b) Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based	Finance lease		AIFRS
Half year ended 31 March 2005	Payments	revenue	Other(2)	adjustments
	$m	$m	$m	$m
Total income	—	(5)	5	—
Other operating expenses	(8)	—	(6)	(14)
Underlying profit	(8)	(5)	(1)	(14)
Charge to provide for doubtful debts	—	—	—	—
Cash earnings before tax	(8)	(5)	(1)	(14)
Income tax expense	—	—	—	—
Cash earnings before significant items	(8)	(5)	(1)	(14)

(2) Includes consolidation of special purpose entities.

17

TOTAL UK – Ongoing operations

Half year ended 31 March 2005

(a) Cash earnings – half year ended 31 March 2005

	AGAAP as	AIFRS
Half year ended 31 March 2005	published	adjustments	AIFRS
	£m	£m	£ m
Net interest income	334	(9)	325
Other operating income	183	39	222
Total income	517	30	547
Operating expenses	(330)	(23)	(353)
Underlying profit	187	7	194
Charge to provide for doubtful debts	(35)	—	(35)
Cash earnings before tax	152	7	159
Income tax expense	(46)	(3)	(49)
Cash earnings before significant items	106	4	110

(b) Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based		Operating		AIFRS
Half year ended 31 March 2005	payments	Pensions	Leases	Other	Adjustments
	£m	£m	£m	£m	£m
Net interest income	—	—	(9)	—	(9)
Other operating income	—	—	39	—	39
Total income	—	—	30	—	30
Operating expenses	(4)	13	(30)	(2)	(23)
Underlying profit	(4)	13	—	(2)	7
Charge to provide for doubtful debts	—	—	—	—	—
Cash earnings before tax	(4)	13	—	(2)	7
Income tax expense	1	(4)	—	—	(3)
Cash earnings before significant items	(3)	9	—	(2)	4

18

Half year ended 30 September 2005

(a) Cash earnings – half year ended 30 September 2005

	AGAAP as	AIFRS
Half year ended 30 September 2005	Published	adjustments	AIFRS
	£m	£m	£m
Net interest income	350	(9)	341
Other operating income	222	42	264
Total income	572	33	605
Operating expenses	(374)	(32)	(406)
Underlying profit	198	1	199
Charge to provide for doubtful debts	(53)	—	(53)
Cash earnings before tax	145	1	146
Income tax expense	(50)	(1)	(51)
Cash earnings before significant items	95	—	95

(b) Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based		Operating		AIFRS
Half year ended 30 September 2005	payments	Pensions	Leases	Other	Adjustments
	£m	£m	£m	£m	£m
Net interest income	—	—	(9)	—	(9)
Other operating income	—	—	41	1	42
Total income	—	—	32	1	33
Operating expenses	(6)	8	(32)	(2)	(32)
Underlying profit	(6)	8	—	(1)	1
Charge to provide for doubtful debts	—	—	—	—	—
Cash earnings before tax	(6)	8	—	(1)	1
Income tax expense	1	(2)	—	—	(1)
Cash earnings before significant items	(5)	6	—	(1)	—

19

TOTAL NEW ZEALAND

Half year ended 31 March 2005

(a)   Cash earnings – half year ended 31 March 2005

	AGAAP as	AIFRS
Half year ended 31 March 2005	Published	adjustments	AIFRS
	NZ$m	NZ$m	NZ$m
Net interest income	420	(23)	397
Other operating income	219	80	299
Total income	639	57	696
Operating expenses	(366)	(73)	(439)
Underlying profit	273	(16)	257
Charge to provide for doubtful debts	(13)	—	(13)
Cash earnings before tax	260	(16)	244
Income tax expense	(84)	4	(80)
Cash earnings before significant items	176	(12)	164

(b)   Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based		Operating		AIFRS
Half year ended 31 March 2005	payments	Pensions	Leases	Other	adjustments
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Net interest income	—	—	(23)	—	(23)
Other operating income	—	—	80	—	80
Total income	—	—	57	—	57
Operating expenses	(1)	(14)	(57)	(1)	(73)
Underlying profit	(1)	(14)	—	(1)	(16)
Charge to provide for doubtful debts	—	—	—	—	—
Cash earnings before tax	(1)	(14)	—	(1)	(16)
Income tax expense	—	4	—	—	4
Cash earnings before significant items	(1)	(10)	—	(1)	(12)

20

Half year ended 30 September 2005

(a)   Cash earnings – half year ended 30 September 2005

	AGAAP as	AIFRS
Half year ended 30 September 2005	published	adjustments	AIFRS
	NZ$m	NZ$m	NZ$m
Net interest income	428	(23)	405
Other operating income	222	77	299
Total income	650	54	704
Other operating expenses	(353)	(59)	(412)
Underlying profit	297	(5)	292
Charge to provide for doubtful debts	(28)	—	(28)
Cash earnings before tax	269	(5)	264
Income tax expense	(85)	1	(84)
Cash earnings before significant items	184	(4)	180

(b)   Analysis of AIFRS adjustments – half year ended 30 September 2005

	Share based	Operating		AIFRS
Half year ended 30 September 2005	payments	Leases	Other	adjustments
	NZ$m	NZ$m	NZ$m	NZ$m
Net interest income	—	(23)	—	(23)
Other operating income	—	78	(1)	77
Total income	—	55	(1)	54
Other operating expenses	(2)	(55)	(2)	(59)
Underlying profit	(2)	—	(3)	(5)
Charge to provide for doubtful debts	—	—	—	—
Cash earnings before tax	(2)	—	(3)	(5)
Income tax expense	—	—	1	1
Cash earnings before significant items	(2)	—	(2)	(4)

21

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Half year ended 31 March 2005

(a)   Cash earnings – half year ended 31 March 2005

	AGAAP as	Internal	AIFRS
Half year ended 31 March 2005	published	changes(1)	Adjustments	AIFRS
	$m	$m	$m	$m
Group Funding	(56)	—	15	(41)
Corporate Centre	(144)	4	(10)	(150)
Cash earnings before significant items	(200)	4	5	(191)

(1) Internal changes primarily comprise structural changes between other business units.

(b)   Analysis of AIFRS adjustments – half year ended 31 March 2005

	Share based	FX		AIFRS
Half year ended 31 March 2005	payments	translation	Other	Adjustments
	$m	$m	$m	$m
Group Funding	—	15	—	15
Corporate Centre	(6)	—	(4)	(10)
Cash earnings before significant items	(6)	15	(4)	5

Half year ended 30 September 2005

(a)   Cash earnings – half year ended 30 September 2005

	AGAAP as	Internal	AIFRS
Half year ended 30 September 2005	published	Changes(1)	Adjustments	AIFRS
	$m	$m	$m	$m
Group Funding	33	—	(1)	32
Corporate Centre	(64)	(17)	(12)	(93)
Cash earnings before significant items	(31)	(17)	(13)	(61)

(1) Internal changes primarily comprise structural changes between other business units.

(b) Analysis of AIFRS adjustments — half year ended 30 September 2005

	Share based	FX		AIFRS
Half year ended 30 September 2005	payments	Translation	Other	Adjustments
	$m	$m	$m	$m
Group Funding	—	(1)	—	(1)
Corporate Centre	(9)	—	(3)	(12)
Cash earnings before significant items	(9)	(1)	(3)	(13)

22

AIFRS Transition Report - 7 – Key areas of AIFRS impact in 31 March 2006 half year results

7. KEY AREAS OF AIFRS IMPACT IN 31 MARCH 2006 HALF YEAR RESULTS

(a)           Overview of impact

The Group’s 2006 half year results will include the full impact of AIFRS, including AASB 132, 139 and 4. Some of the key changes that will appear in those financial statements are as follows:

•      The income statement will reflect reclassification between a number of individual line items including:

•      Bill acceptance income will be reclassified from other operating income to net interest income;

•      Certain other loan related fees will be reclassified from other operating income to net interest income. In addition under the effective yield requirements of AASB 139 these fees will be deferred and amortised to net interest income over the expected term of the loan; and

•      Interest income and expense on hedged items and hedging derivatives will continue to be recorded within net interest income. However in certain instances the Group has not met the requirements for hedge accounting and will therefore classify additional derivative contracts as trading. This will result in the interest income/expense on these contracts being reclassified to other operating income (trading income).

•      From a balance sheet perspective, there have been a number of key changes to reported equity at 1 October 2005 as a result of the application of AASB 132, 139 and 4. As a result of these, and other AIFRS changes from other standards applying from 1 October 2004, shareholders’ equity reduced at that date by $10,260 million from $34,280 million under AGAAP at 30 September 2005 to $24,020 million under AIFRS at 1 October 2005. The reductions primarily arose as a result of the following changes:

•      Outside equity interests in Wealth management controlled entities of $6,224 million no longer meet the definition of equity under AIFRS and are reclassified as liabilities;

•      The provision for doubtful debts under AIFRS has been reduced by $384 million at 1 October 2005. Further information on this is provided below;

•      The application of effective yield requirements to bill acceptance and other loan related fee income has resulted in a reduction in equity of $401 million on initial transition;

•      An embedded option in the Group’s Exchangeable Capital Units is required to be recognised as a separate stand-alone derivative and recorded at fair value through the income statement. This derivative represents the option that holders have to convert an exchangeable capital unit into a specified number of National ordinary shares and therefore results in the Group recognising adjustments to the value of this option in the financial statements. These adjustments arise from movements in both foreign currency rates and the National’s own share price. At 1 October 2005 this resulted in the recognition of an additional liability of $879 million;

•      Deferred acquisition costs within the Group’s non-life insurance contracts have been removed from the balance sheet at 1 October 2005. This reduced equity at that date by $384 million; and

•      Derivative financial instruments have all been recognised at fair value on the balance sheet, together with fair value adjustments to hedged items in a fair value hedging relationship or where designated as ‘fair value through P&L’. Whilst this has resulted in assets and liabilities increasing significantly, the net increase in equity at 1 October 2005 was only $28 million.

•      In addition to these equity impacts, there have also been a number of reclassifications within the balance sheet lines. These include:

•      The Group has elected to use the ‘fair value option’ permitted under AASB 139 in a number of instances. This is discussed further below. The result of this is that a number of financial assets and liabilities have been reclassified to the categories ‘Other financial assets at fair value’ and ‘Other financial liabilities at fair value.’

•      Detailed reconciliations of the 1 October 2005 opening balance sheet and reserves, incorporating AASB 132, 139 and 4 adjustments are provided later in this document. These reconciliations provide explanation of each of the above, together with other adjustments.

23

(b) Key areas of focus

Use of the ‘fair value’ option

Under AASB 139 the Group has elected to fair value a number of financial assets and financial liabilities. This has been primarily undertaken within the Group’s Banking business in order to eliminate accounting mismatches arising where income statement volatility arises on instruments where, from an economic standpoint, the risk is hedged. The Group has applied this to a number of balance sheet categories. This includes certain loans and advances, debt securities, deposits and other borrowings, due to other banks and bonds, notes and subordinated debt.

In addition the Group has applied the fair value option to the investment contracts within its Wealth Management business. This ensures consistency with the accounting treatment applied under AGAAP.

Within the Group’s financial statements, such financial instruments will be presented as separate line items on the face of the balance sheet, ‘Other financial assets at fair value’ and ‘Other financial liabilities at fair value.’ Wealth Management related financial instruments will continue to be reported within investments relating to life insurance business.

This change introduces an additional degree of complexity in understanding the Group’s financial statements. To minimise this as far as possible, within the constraints of accounting standard requirements, where MD&A and other disclosure provides information on the Group’s products, for example, the composition of the loan book or deposit book, the disclosure covers the entire loan and deposit book, irrespective of underlying accounting treatment. Examples of this include:

•      Analysis of loan book by product type is undertaken on a ‘whole of loan book’ basis;

•      Analysis of deposits and other borrowings is similarly undertaken on a ‘whole of book’ basis; and

•      All asset quality disclosures, including coverage ratios, are on a ‘whole of loan book’ basis. Note, however, that in order to comply with AIFRS, the following are important points to be aware of:

•      the bad and doubtful debt charge against loans carried at amortised cost is recorded in the income statement line ‘Charge to provide for doubtful debts,’ whereas the credit adjustment against loans carried at fair value is included within the income statement line ‘Gains less losses on financial instruments at fair value;’ and

•      Similarly in the balance sheet, provisions for doubtful debts for loans carried at amortised cost are deducted from the Loans and advances line. Credit adjustments to loans carried at fair value are deducted from the Other financial assets at fair value line.

Loan loss provisioning

From 1 October 2005 the Group has applied an ‘incurred loss’ approach to loan loss provisioning in accordance with the requirements of AASB 139. This has resulted in a reduction in the collective (general) loan loss provision at 1 October 2005 of $307 million and a reduction in the specific loan loss provision of $77 million at the same date. In addition a further $85 million of loan loss provision has been transferred into the category ‘Other financial assets at fair value’ as it relates to the credit adjustment on loans and other financial instruments that are now measured at fair value. A further $35 million has been transferred to trading derivatives.  Key points in relation to the Group’s loan loss methodology under AIFRS are:

•      The reduction in specific provisioning of $77 million comprises primarily amounts that have been transferred under AIFRS from the specific provision to the collective provision as they are evaluated for impairment on a collective basis. This is offset by a small increase in the specific provision due to the effect of discounting.

•      The reduction in the collective provision of $307 million represents the adjustment required to apply an incurred loss approach. Key requirements of incurred loss models are:

•      There must be objective evidence of impairment of a loan or group of loans before a provision can be recorded. This can include the downgrade of a loan within the Group’s credit risk systems or the use of migration analysis to estimate the migration of loans to a past due status and ultimately to write-off;

•      Provisions can no longer be recognised immediately upon origination of a loan; and

•      Future losses cannot be provided for, unless objective evidence of impairment on or before balance sheet date has been identified.

•      Under APRA transitional arrangements intended to apply until 1 January 2008, a general reserve for credit losses will be established at 1 July 2006. This will be an appropriation from retained earnings to non-distributable reserves.  This reserve at 1 October 2005 would have approximated $157 million.

24

AIFRS Transition Report – 8 – Group AIFRS reconciliations

8. GROUP AIFRS RECONCILIATIONS

In preparing its opening AIFRS balance sheet and comparative information, the Group has made adjustments to the financial information previously reported in accordance with the prior basis of accounting (AGAAP).

The following notes and reconciliations provide an explanation of how the transition from AGAAP to AIFRS has affected the Group’s financial statements.

The AIFRS impacts contained in the following reconciliations have been shown as:

•      those arising from required recognition and measurement adjustments to the financial statements to transition from AGAAP to AIFRS either at 1 October 2004 or 1 October 2005 (transitional adjustments);

•      those arising during the half years ended 31 March 2005 and 30 September 2005 to adjust for measurement differences between AGAAP and AIFRS in the income statement or reserves (measurement adjustments); and

•      those concerning presentation and disclosure of items in the financial statements (reclassification adjustments) at the relevant dates.

Recognition and measurement adjustments that arise as a result of the opening transition process affect balance sheet values and are recognised in either retained earnings or an appropriate equity reserve at the date of transition. These may arise at either 1 October 2004 or 1 October 2005.

Presentation and disclosure adjustments do not impact total equity or retained earnings, but (other than a reclassification of outside equity interests at 1 October 2005 from equity to liabilities) reclassify items from one line to another.

The areas of most significant impact and the adjustments arising from application of AIFRS are summarised below. In certain cases the transitional and measurement adjustments detailed in the following reconciliations differ from information disclosed in previous financial statements. These differences primarily arise through changes and refinements in interpretation of relevant accounting standards.

Transitional adjustments at October 1, 2004 have been held constant in the Transition column of the balance sheet reconciliations at 31 March 2005 and 30 September 2005. Foreign currency revaluations of these adjustments have been reported as measurement adjustments.

The information presented below is in accordance with AASB 1.  Unless stated otherwise, all adjustments have been presented on a pre-tax basis.

A. Transitional and measurement adjustments arising as at October 1, 2004

(a)           Defined benefit pension plans

AIFRS requires defined benefit pension plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

An opening transitional adjustment recognises a defined benefit pension plan deficit of $1,279 million, a defined benefit pension plan surplus of $130 million and de-recognises a pre-paid pension cost asset previously carried under AGAAP of $575 million.

For the half years ended 31 March 2005 and 30 September 2005, the defined benefit pension expense recorded within personnel expenses was $12 million and $15 million respectively less than had been previously recorded under AGAAP.  In addition, under AGAAP, $47 million in relation to redundancy related payments was recognised as a restructuring expense. On transition to AIFRS this expense was reversed as it had already been recognised in the 1 October 2004 opening AIFRS balance sheet.

For the year ended 30 September 2005 the net profit on the sale of the Irish Banks (recognised as a Significant Item) was $277 million greater than that previously reported under AGAAP. The increase is largely due to the impact of derecognising the defined benefit pension liabilities in respect of the Irish Banks.

25

(b)           Wealth Management revaluation — excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements are no longer recognised in the Group’s income statement. Under AGAAP, EMVONA represented:

•      acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•      increases in the value of goodwill of the controlled entities since acquisition; and

•      the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial statements and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the AGAAP EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS and is replaced by acquired goodwill of $4,094 million and other intangible assets relating to past acquisitions, of $82 million.

For the half years ended 31 March 2005 and 30 September 2005 revaluation uplifts in EMVONA of $54 million and $281 million recognised under AGAAP have been reversed.

(c)           Consolidation of special purpose entities

Special purpose entities (SPE’s) require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the SPE. The opening adjustment as at 1 October, 2004 to consolidate the Group’s SPE’s where required under AIFRS, is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.

These amounts are predominantly reflected in adjustments to loans and advances (assets) and deposits and other borrowings and bonds, notes and subordinated debt (liabilities).

For the half years ended 31 March 2005 and 30 September 2005, the impact on net profit before tax arising from the consolidation of these entities is minimal. The principal impact on the income statement is a gross up in interest income and interest expense with interest income increasing by $200 million for the half year ended 31 March 2005 and $223 million for the half year ended 30 September 2005. Interest expense increases by $190 million for the half year ended 31 March 2005 and $179 million for the half year ended 30 September 2005.

(d)           Taxation

AIFRS requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method identifies a broader range of differences than those that arise under AGAAP.

An opening transitional adjustment results in a net increase in retained earnings of $609 million. This adjustment primarily arises from the tax impacts of the various transitional adjustments applicable from 1 October 2004.

For the half years ended 31 March 2005 and 30 September 2005, the income tax expense was $24 million less and $41 million greater respectively than that recognised under AGAAP.

(e)           Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued. The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  Similarly, the fair value of shares granted under the staff share schemes will be recognised as an expense over their vesting period on a straight-line basis.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002.  The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options, performance rights and shares granted after November 7, 2002 that remain unvested at January 1, 2005.

An opening transitional adjustment results in the recognition of an equity based payments reserve of $34 million.

For the half years ended 31 March 2005 and 30 September 2005, the expense for equity based payments is $37 million and $60 million respectively.

26

(f)            Goodwill

Upon transition to AIFRS, goodwill will no longer be amortised.  Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount.  If an impairment loss is identified, it will be recognised immediately in the income statement.  No impairment of goodwill was identified at October 1, 2004.

For the half years ended 31 March 2005 and 30 September 2005, goodwill amortisation of $50 million and $48 million respectively recognised under AGAAP has been reversed. No impairment of goodwill was identified for the year ended 30 September 2005.

(g)           Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004, resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arise after October 1, 2004.

(h)           Wealth Management investment business — revenue and expense recognition

Under AGAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, were deferred and subsequently recognised in the income statement over the average life of the contracts.  Under AIFRS, initial commission revenue will be recognised at the inception of the contract.  Similarly, costs will be recognised and expensed as they are incurred.

An opening transitional adjustment of $100 million represents a write-off of the cumulative deferred acquisition costs asset previously recognised under AGAAP in respect of contracts issued by entities other than life insurance entities. During the half year ended 31 March 2005 the increase in the deferred acquisition costs asset recognised under AGAAP of $12 million has been reversed from the balance sheet and recognised directly in the income statement. There was nil impact arising in the half year ended 30 September 2005.

(i)            Treasury shares

Under AGAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds were recognised within investments relating to life insurance business in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital. The opening transitional adjustment for treasury shares is:

•      a decrease of $551 million in investments relating to life insurance business, being the market value of the investments in National shares;

•      a decrease of $645 million in contributed equity, being the cost of the investments; and

•      an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

For the half years ended 31 March 2005 and 30 September 2005, total net realised and unrealised gains and losses and dividend income of $53 million and $114 million respectively relating to treasury shares were recognised in the income statement under AGAAP.  Of these amounts $35 million and $129 million represented unrealised gains and losses recognised at 31 March 2005 and 30 September 2005 respectively.  All of the amounts noted above are reversed under AIFRS.

(j)            Asset revaluation reserve

Under AGAAP, the Group carried all land and buildings at fair value.  Valuation increments and decrements were offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve.  In contrast, AIFRS requires that valuation increments and decrements are accounted for on an asset-by-asset basis.  Under AIFRS the Group will continue to carry all land and buildings at fair value.  The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset-by-asset basis.  At October 1, 2004, the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

B. Transitional and measurement adjustments arising as at October 1, 2005

The following adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005. The information presented below is in accordance with AASB 1 that provides an exemption from presenting comparative financial information in relation to these standards.

27

(k)           Recognition of derivative financial instruments and hedging

Under AIFRS, the Group has recognised all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument are recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve.  This amount will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

At 1 October, 2005, the Group has recognised the following transitional adjustments attributable to derivative financial instruments, hedging and application of the fair value through profit and loss designation. Many of these derivatives form an important part of the Group’s risk management strategy and are designed to negate risk by the creation of off-setting fair value movements or a decrease in the variability of future cash flows. It should be noted that the overall net impact of the following adjustments upon opening retained earnings is an increase of $28 million.

(i) Trading derivatives

•      Initial recognition of trading derivatives at fair value resulting in an increase in total assets of $196 million and an increase in total liabilities of $307 million.  The increases are primarily recognised within Trading derivatives (assets) which have increased by $330 million and Trading derivatives (liabilities) which have increased by $474 million and Other assets and Other liabilities that have decreased by $133 million and $166 million, respectively.  The corresponding decrease in retained earnings is $111 million.  This is as a consequence of derivatives previously classified as off balance sheet hedging derivatives under AGAAP being recognised as trading derivatives on transition to AIFRS.

(ii) Fair value hedge derivatives

•      Initial recognition of derivatives designated within a fair value hedge relationship has resulted in an increase in hedging derivative assets of $332 million, a decrease in other assets of $17 million and an increase in hedging derivative liabilities of $3 million at October 1, 2005. The corresponding increase in retained earnings is $312 million.

(iii) Assets and liabilities designated within a fair value hedge

•      Where the Group has designated a financial asset or liability within a fair value hedging relationship, an adjustment is required to remeasure those assets or liabilities at fair value for changes in value attributable to the hedged risk.  A decrease in loans and advances of $118 million and an increase in bonds, notes and subordinated debt of $235 million arise at October 1, 2005 as a result.  The corresponding decrease in retained earnings is $353 million.

(iv) Cash flow hedging derivatives

•      Initial recognition of derivatives designated within a cash flow hedge relationship has decreased hedging derivative assets by $40 million and decreased hedging derivative liabilities by $28 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

(v) Assets and liabilities at fair value through profit and loss

•      Where the Group has designated a financial asset or liability as at “fair value through profit and loss”, adjustments are required to: 1) reclassify the designated assets and liabilities into this category which have been detailed in section C(xii); and 2) remeasure those assets and liabilities at fair value.  The measurement adjustments that arise as a result of this designation are an increase in Other financial assets at fair value of $477 million and an increase in Other financial liabilities at fair value of $297 million. The increase in retained earnings as a consequence of designating certain financial assets and liabilities as “fair value through profit and loss” is $180 million.

(l)            Loan loss provisioning

Under AIFRS, the Group recognises loan impairment when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

The transitional adjustment at 1 October 2005 is a decrease in the total provision for doubtful debts of $384 million, with a corresponding adjustment to retained earnings. As a number of loans have been designated as at fair value through profit and loss, the credit provision associated with these loans of $85 million has been transferred across to that category as an adjustment to fair value, in addition to $35 million that has been

28

transferred to and included in the carrying value of both trading and hedging derivatives. As a result the provision for doubtful debts (recorded against the balance of loans carried at amortised cost) has reduced by the same amount.

(m)          Revenue recognition – effective yield

Loan origination and other fee revenue historically under AGAAP has been either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  Under AIFRS, a greater volume of fees are deferred and amortised over the expected life of the respective loans.  Revenue that is deferred must be amortised on an effective interest rate basis.  As part of the effective yield calculation AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At 1 October 2005, loans and advances have decreased by $310 million and amounts due from customers on acceptances decreased by $91 million in order to re-recognise fee revenue and costs previously recorded in the income statement.  Retained earnings have decreased by a total corresponding amount of $401 million.

(n)           Valuation of financial instruments using bid and offer prices

AIFRS requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price.  Under AGAAP all financial instruments of the Group measured at fair value and transacted in an active market have been valued at the mid price.  Under AIFRS it is acceptable to continue to use the mid price where there is an offsetting market risk position.  Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At 1 October, 2005, adjustments to the carrying value of financial assets and liabilities to value them on a bid or offer basis, where required, results in an increase on Other financial liabilities at fair value of $14 million within other liabilities at fair value and a decrease in the value of investments relating to life insurance business of $2 million.

Retained earnings have decreased by a corresponding amount.

(o)           Classification of convertible financial instruments

Recent IASB discussions relating to an International Financial Reporting Interpretations Committee (IFRIC) interpretation have changed the accounting treatment of the exchangeable capital units classified within Other debt issues.  This leads to the recognition of certain embedded derivatives not previously accounted for.  Under this interpretation certain option features of this instrument embedded within the debt instrument permitting the holder to convert an exchangeable capital unit into a specified number of National ordinary shares are considered an embedded derivative that must be recorded at fair value.  The combined impact of the recognition of the embedded derivative and foreign exchange movements to record the foreign denominated liability at the closing foreign exchange rate recognised under AIFRS increase other debt issues by $879 million with a corresponding decrease in retained earnings.

(p)           Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet.  Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At 1 October 2005, $76 million of customer-related financial liabilities that were previously derecognised from the Group’s balance sheet have been re-recognised.  Deposits and other borrowings have increased by $54 million, Other liabilities have increased by $22 million and retained earnings have decreased by $76 million as a result of this adjustment.

(q)           Insurance contracts & provision for selling costs — Wealth Management

Under AIFRS, contracts that do not have significant insurance risk are no longer treated as insurance contracts but as financial instruments.  For non-insurance contracts which are accounted for as financial instruments, under AGAAP acquisition costs were previously deferred and subsequently recognised in the income statement  In contrast, under AIFRS these costs will be recognised and expensed as they are incurred.

At 1 October 2005 cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $384 million have been de-recognised.

29

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities is based on discount rates different to that used under AGAAP.  At October 1, 2005, this has decreased policyholder liabilities by $17 million with a corresponding increase in retained earnings.

The removal of the provision for selling costs previously included within the valuation of investments relating to life insurance business have increased the carrying value of these assets by $11 million and increased the carrying value of life insurance liabilities by an equivalent amount.  There has been no impact on retained earnings.

These adjustments have increased Investments relating to life insurance business by $9 million, increased Life insurance policy liabilities by $378 million and decreased retained earnings by $367 million.

(r)           Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies no longer meet the definition of equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities.  As at 1 October 2005, the result is an increase in managed fund units on issue and a corresponding decrease in equity of $6,224 million.

(s)           Taxation

The tax impacts of the transitional adjustments arising as at 1 October 2005 include an increase in deferred tax assets of $173 million, an increase in deferred tax liabilities of $150 million and a decrease in current tax liabilities of $1 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $3 million and an increase in retained earnings of $21 million.

(t)            Due from customers on acceptances and Liability on acceptances

Amounts due from customers on acceptances and Liabilities on acceptances must both initially be recognised at fair value and subsequently measured at amortised cost.  Previously both acceptance assets and liabilities were recorded at face value.  This change in accounting treatment has decreased the carrying value of the Due from customers on acceptances asset and Liability on acceptances each by $202 million.  There has been no impact upon retained earnings.

(u)           General Reserve

Upon consolidation, the retained profits of the statutory funds, within the life insurance business are transferred from retained earnings into the general reserve.  As a consequence of the AIFRS transitional adjustments the retained profits of the statutory funds have been reduced by $417 million.  This is reflected through a decrease in the general reserve of $417 million and a corresponding increase in retained earnings.

(v)            Other

The items detailed above are the areas of most significant impact arising from the application of AIFRS on both the balance sheet and the income statement. In addition to these items certain other minor adjustments relating to leasing arrangements, provisions, reclassification into and remeasurement of trading securities and revaluation of investments relating to life insurance business have been made.

C. Reclassifications made within the financial statements

In addition to the transitional and measurement adjustments detailed above, the adoption of AIFRS introduces changes to the format of the income statement, balance sheet and other financial statement disclosures. Certain reclassifications of assets and liabilities and balances within equity reserves have occurred as a result of these changes.

Reclassifications at 1 October 2004:

The major items reclassified upon transition to AIFRS as at 1 October 2004 include:

Balance sheet reclassifications

(i)            Capitalised computer software costs of $655 million have been reclassified from Property, plant and equipment to Intangible assets.

(ii)           Motor vehicles leased to customers under operating lease agreements have been reclassified from Loans and advances ($1,004 million) and Other assets ($1,464 million) to Property, plant and equipment ($2,468 million).

30

(iii)          Deferred tax assets and liabilities and current taxes have been separately disclosed.

(iv)          Short positions in securities of $845 million have been reclassified from Other liabilities to Other financial liabilities at fair value.

(v)           Regulatory deposits of $177 million have been combined with Due from other banks on the face of the balance sheet.

(vi)          Shares in other securities of $107 million have been reclassified from Investments in associates and joint ventures and other securities to Trading securities.

Income statement reclassifications for the year ended 30 September 2005

(vii)         Rentals received on motor vehicles leased to customers of $729 million have been included within Other operating income. Depreciation on these assets of $539 million has been included in General expenses. Under AGAAP the net of these amounts ($190 million) was reported within Net Interest Income.

(viii)        Trading income of $644 million has been included within Gains less losses on financial instruments at fair value. Previously this was reported within Other operating income.

The combination of these two adjustments above gives rise to a net increase of $85 million in Other operating income.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a new equity reserve for equity based payments.

Reclassifications at 1 October 2005:

The major items reclassified as at 1 October 2005 include:

Balance sheet reclassifications

(ix)           A total of $18,463 million of financial instruments have been reclassified to other financial assets at fair value.  Of this, the principal amounts relate to loans and advances amounting to $14,468 million inclusive of a doubtful debt provision of $85 million, $560 million from cash assets, $12 million due from other banks and $3,423 million from Investments – held to maturity (previously Investment securities under AGAAP).

(x)            Trading securities have decreased by $6,433 million through reclassifications to Due to customers on acceptances.  This is due to a change in accounting for acceptances issued and repurchased as part of trading activities.

(xi)           Trading securities have also increased by $921 million through reclassifications of $966 million from Investments – held to maturity (previously Investment securities under AGAAP) and $45 million to Investments – available for sale.  These reclassifications have been made to reflect appropriate asset classifications and their specific requirements within AIFRS.

(xii)          A total of $9,295 million of financial instruments have been reclassified to other financial liabilities at fair value.  Of this, the principal amounts relate to deposits and other borrowings of $8,347 million, $418 million of amounts due to other banks and $530 million of bonds, notes and subordinated debt.

(xiii)         Outside equity interests in Wealth Management controlled entities of $6,224 million previously classified within equity have been reclassified to the liability category Managed fund units on issue.

(xiv)        Amounts relating to foreign exchange revaluations attributable to hedging derivatives previously recognised within other assets of $353 million and other liabilities of $2,938 million have been reclassified within hedging derivative assets and hedging derivative liabilities respectively.

(xv)         Life insurance policy liabilities have increased by $431 million as a result of reclassifying certain amounts relating to reinsurance to other assets.

In addition to the above reclassifications, the transition to AIFRS has required the recognition of a cash flow hedge reserve.

Finally, as a part of the AIFRS transition, a review of the mapping of all revenue and expense categories was undertaken.  Whilst total revenue and expense lines have only changed due to AIFRS requirements certain line items within the categories have been amended to reflect a more appropriate mapping of revenue and expenses.

31

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

HALF YEAR ENDED 31 MARCH 2005

	AGAAP				AIFRS
For the half year ended	Mar 2005	Ref	Measurement	Reclassification	Mar 2005
	$m		$m	$m	$m

Interest income	10,121	c, v	203	(94)	10,230
Interest expense	(6,568)	c	(190)	—	(6,758)
Net interest income	3,553		13	(94)	3,472

Premium and related revenue	434		—	—	434
Investment revenue	2,865	i	(53)	—	2,812
Claims expense	(287)		—	—	(287)
Change in policy liabilities	(2,071)		—	—	(2,071)
Policy acquisition and maintenance expense	(365)		—	—	(365)
Investment management fees	(18)		—	—	(18)
Net life insurance income	558		(53)	—	505

Gains less losses on financial instruments at fair value	—		4	342	346
Movement in the excess of net market value over net assets of life insurance controlled entities	54	b	(54)	—	—
Other operating income	2,490	v	53	14	2,557
Significant revenue
Proceeds from the sale of controlled entities	2,514		—	—	2,514
Total operating income	5,058		3	356	5,417

Personnel expenses	(1,881)	a, e	(27)	—	(1,908)
Occupancy related expenses	(320)		1	42	(277)
General expenses	(1,375)	c, h	(38)	(304)	(1,717)
Amortisation of goodwill	(50)	f	50	—	—
Charge to provide for doubtful debts	(281)		—	—	(281)
Significant expenses
Cost of controlled entities sold	(1,456)	a	203	—	(1,253)
Restructuring expenses	(403)	a	47	—	(356)
Reversal of prior year restructuring provision	9		—	—	9
Foreign currency options trading losses	34		—	—	34
Total operating expenses	(5,723)		236	(262)	(5,749)

Profit before income tax expense	3,446		199	—	3,645
Income tax expense	(757)	d	24	—	(733)
Net profit	2,689		223	—	2,912
Net profit attributable to minority interest - Life insurance business	(154)		—	—	(154)
Net profit attributable to members of the Company	2,535		223	—	2,758

32

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION

HALF YEAR ENDED 30 SEPTEMBER 2005

	AGAAP				AIFRS
For the half year ended	Sep 2005	Ref	Measurement	Reclassification	Sep 2005
	$m		$m	$m	$m

Interest income	10,751	c, v	218	(96)	10,873
Interest expense	(7,222)	c	(179)	—	(7,401)
Net interest income	3,529		39	(96)	3,472

Premium and related revenue	472		—	—	472
Investment revenue	4,833	i	(114)	—	4,719
Claims expense	(303)		—	—	(303)
Change in policy liabilities	(3,499)		—	—	(3,499)
Policy acquisition and maintenance expense	(374)		—	—	(374)
Investment management fees	(15)		—	—	(15)
Net life insurance income	1,114		(114)	—	1,000

Gains less losses on financial instruments at fair value	—		(9)	302	293
Movement in the excess of net market value over net assets of life insurance controlled entities	281	b	(281)	—	—
Other operating income	2,612		11	71	2,694
Significant revenue
Proceeds from the sale of controlled entities	(21)		—	—	(21)
Total operating income	2,872		(279)	373	2,966

Personnel expenses	(1,855)	a, e	(44)	—	(1,899)
Occupancy related expenses	(302)		—	40	(262)
General expenses	(1,571)	c, h	(44)	(317)	(1,932)
Amortisation of goodwill	(48)	f	48	—	—
Charge to provide for doubtful debts	(253)		—	—	(253)
Significant expenses
Cost of controlled entities sold	40		74	—	114
Restructuring expenses	(435)		(2)	—	(437)
Reversal of prior year restructuring provision	2		—	—	2
Foreign currency options trading losses	—		—	—	—
Total operating expenses	(4,422)		32	(277)	(4,667)

Profit before income tax expense	3,093		(322)	—	2,771
Income tax expense	(1,040)	d	(41)	—	(1,081)
Net profit	2,053		(363)	—	1,690
Net profit attributable to minority interest - Life insurance business	(456)		—	—	(456)

Net profit attributable to members of the Company	1,597		(363)	—	1,234

33

CONDENSED CONSOLIDATED INCOME STATEMENT RECONCILIATION
YEAR ENDED 30 SEPTEMBER 2005

	A GAAP					AIFRS
For the year ended	Sep 2005	Ref	Measurement	Ref	Reclassification	Sep 2005
	$m		$m		$m	$m

Interest income	20,872	c	421	vii	(190)	21,103
Interest expense	(13,790)	c	(369)		—	(14,159)
Net interest income	7,082		52		(190)	6,944

Premium and related revenue	906		—		—	906
Investment revenue	7,698	i	(167)		—	7,531
Claims expense	(590)		—		—	(590)
Change in policy liabilities	(5,570)		—		—	(5,570)
Policy acquisition and maintenance expense	(739)		—		—	(739)
Investment management fees	(33)		—		—	(33)
Net life insurance income	1,672		(167)		—	1,505

Gains less losses on financial instruments at fair value	—		(5)	viii	644	639
Movement in the excess of net market value over net assets of life insurance controlled entities	335	b	(335)		—	—
Other operating income	5,102	v	64	vii, viii	85	5,251
Significant revenue
Proceeds from the sale of controlled entities	2,493		—		—	2,493
Total operating income	7,930		(276)		729	8,383

Personnel expenses	(3,736)	a, e	(71)		—	(3,807)
Occupancy related expenses	(622)		1		82	(539)
General expenses	(2,946)	c, h	(82)	vii	(621)	(3,649)
Amortisation of goodwill	(98)	f	98		—	—
Charge to provide for doubtful debts	(534)		—		—	(534)
Significant expenses
Cost of controlled entities sold	(1,416)	a	277		—	(1,139)
Restructuring expenses	(838)	a	45		—	(793)
Reversal of prior year restructuring provision	11		—		—	11
Foreign currency options trading losses	34		—		—	34
Total operating expenses	(10,145)		268		(539)	(10,416)

Profit before income tax expense	6,539		(123)		—	6,416
Income tax expense	(1,797)	d	(17)		—	(1,814)
Net profit	4,742		(140)		—	4,602
Net profit attributable to minority interest - Life insurance business	(610)		—		—	(610)
Net profit attributable to members of the Company	4,132		(140)		—	3,992

34

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2004

	AGAAP					AIFRS
	30 Sep 2004	Ref	Transition	Ref	Reclassification	1 Oct 2004
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,144	c	11		—	8,155
Due from other banks	22,939		—	v	177	23,116
Trading derivatives	17,939		—		—	17,939
Trading securities	24,248	c	4	vi	107	24,359
Investments - available for sale	4,610		—		—	4,610
Investments - held to maturity	11,513		—		—	11,513
Investments relating to life insurance business	41,013	i, v	(553)		—	40,460
Loans and advances	247,836	c, v	5,572	ii	(1,004)	252,404
Due from customers on acceptances	16,344		—		—	16,344
Property, plant and equipment	2,257	v	(24)	i, ii	1,813	4,046
Investments in associates and joint ventures	158	v	16	vi	(107)	67
Goodwill and other intangible assets	632	b	4,176	i	655	5,463
Regulatory deposits	177		—	v	(177)	—
Deferred tax assets	1,301	c, d	458		—	1,759
Other assets	11,564	a, b, c, h	(5,418)	ii	(1,464)	4,682
Total assets	410,675		4,242		—	414,917
Liabilities
Due to other banks	43,625		—		—	43,625
Trading derivatives	16,150		—		—	16,150
Other financial liabilities at fair value	—		—	iv	845	845
Deposits and other borrowings	219,028	c	2,179		—	221,207
Liability on acceptances	16,344		—		—	16,344
Life insurance policy liabilities	36,134		—		—	36,134
Current taxes	203		8		—	211
Deferred tax liabilities	975	d	46		—	1,021
Provisions	1,129	v	48		—	1,177
Bonds, notes and subordinated debt	32,573	c	3,533		—	36,106
Other debt issues	1,612		—		—	1,612
Defined benefit pension scheme liabilities	—	a	1,279		—	1,279
Other liabilities	13,136	c, v	(175)	iv	(845)	12,116
Total liabilities	380,909		6,918		—	387,827
Net assets	29,766		(2,676)		—	27,090
Equity					—
Contributed equity	10,191	i	(645)		—	9,546
Reserves	1,194	e, g, j	(18)		—	1,176
Retained profits	14,515		(2,013)		—	12,502
Total equity (parent entity interest)	25,900		(2,676)		—	23,224
Minority interest in controlled entities					—
Life insurance business	3,866		—		—	3,866
Total equity	29,766		(2,676)		—	27,090

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2004 AGAAP balance sheet to correct the asset position are a $64 million increase to “Cash and liquid assets”, a $555 million decrease to “Due from other banks”, and a $143 million decrease to “Other assets”.  The adjustments to the liability position are a $143 million decrease to “Due to other banks” and a $491 million decrease to “Other liabilities”.

35

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2004

	Ref	$m
Total equity as reported under Australian GAAP as at 30 September 2004		29,766

AIFRS 1 October 2004 adjustments to total equity

Impacts on retained earnings
Recognition of defined benefit pension liability	a	(1,279)
Recognition of defined benefit pension asset	a	130
Derecognition of net prepaid pension asset	a	(575)
Derecognition of EMVONA	b	(729)
Leasing adjustments		(90)
Transfer to executive share option reserve	e	(34)
Transfer from foreign currency translation reserve	g	166
Revenue and expense recognition - investment contracts	h	(100)
Reversal of market value decrement on treasury shares	i	94
Transfer to asset revaluation reserve	j	(150)
Other		(55)
Tax effect of transitional adjustments and application of tax-effect accounting		609
Impacts on contributed equity
Derecognition of treasury shares	i	(645)
Impacts on reserves
Transfer from retained earnings to executive share option reserve	e	34
Transfer from foreign currency translation reserve to retained earnings	g	(166)
Increase to asset revaluation reserve	j	114
Total adjustments to equity as at 1 October 2004		(2,676)
Total equity measured under AIFRS as at 1 October 2004		27,090

36

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 31 MARCH 2005

	AGAAP					AIFRS
	31 Mar 2005	Transition	Ref	Measurement	Reclassification	31 Mar 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	6,929	11	c	1	—	6,941
Due from other banks	18,520	—		—	121	18,641
Trading derivatives	17,122	—		—	—	17,122
Trading securities	19,351	4		—	105	19,460
Investments - available for sale	3,474	—		—	10	3,484
Investments - held to maturity	8,666	—		—	—	8,666
Investments relating to life insurance business	43,917	(553)	i	(35)	—	43,329
Loans and advances	246,756	5,572	c, v	(255)	(1,099)	250,974
Due from customers on acceptances	21,567	—		—	—	21,567
Property, plant and equipment	2,019	(24)	v	(1)	1,824	3,818
Investments in associates and joint ventures	146	16		—	(115)	47
Goodwill and other intangible assets	571	4,176	f	35	654	5,436
Regulatory deposits	121	—		—	(121)	—
Deferred tax assets	1,375	458	c, d	(116)	—	1,717
Other assets	11,867	(5,418)	c	8	(1,379)	5,078
Total assets	402,401	4,242		(363)	—	406,280
Liabilities
Due to other banks	35,020	—		—	—	35,020
Trading derivatives	14,911	—		—	—	14,911
Other financial liabilities at fair value	159	—		—	1,571	1,730
Deposits and other borrowings	205,866	2,179	c	191	—	208,236
Liability on acceptances	21,567	—		—	—	21,567
Life insurance policy liabilities	38,494	—		—	—	38,494
Current taxes	125	8	d	3	—	136
Deferred tax liabilities	1,118	46	a, c, d	(63)	—	1,101
Provisions	1,494	48	a, v	(37)	—	1,505
Bonds, notes and subordinated debt	36,536	3,533	c	(459)	—	39,610
Other debt issues	1,586	—		—	—	1,586
Defined benefit pension scheme liabilities	—	1,279	a	(280)	—	999
Other liabilities	13,524	(175)	c	4	(1,571)	11,782
Total liabilities	370,400	6,918		(641)	—	376,677
Net assets	32,001	(2,676)		278	—	29,603
Equity					—
Contributed equity	11,322	(645)	i	8	—	10,685
Reserves	802	(18)	e, g, j	42	—	826
Retained profits	15,770	(2,013)		228	—	13,985
Total equity (parent entity interest)	27,894	(2,676)		278	—	25,496
Minority interest in controlled entities					—
Life insurance business	4,107	—		—	—	4,107
Total equity	32,001	(2,676)		278	—	29,603

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 31 March 2005 AGAAP balance sheet to correct the asset position are a $420 million decrease to “Trading securities”, and a $159 million increase to “Other assets”.  The adjustments to the liability position are a $159 million increase to “Other financial liabilities at fair value” and a $420 million decrease to “Other liabilities”.

37

RECONCILIATION OF TOTAL EQUITY AS AT 31 MARCH 2005

$m
Total equity as reported under Australian GAAP as at 31 March 2005	32,001

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the half year ended 31 March 2005	223

AIFRS adjustments to equity for the half year ended 31 March 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	32

Impacts on contributed equity
Recognition of share-based payments	1
Derecognition of treasury shares	7

Impacts on reserves
Adjustment to executive share option reserve	36
Adjustment to foreign currency translation reserve	37
Adjustment to asset revaluation reserve	(31)
Total adjustments to equity for the half year ended 31 March 2005	278
Total equity measured under AIFRS as at 31 March 2005	29,603

38

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 30 SEPTEMBER 2005

	AGAAP					AIFRS
	30 Sep 2005	Transition	Ref	Measurement	Reclassification	30 Sep 2005
	$m	$m		$m	$m	$m
Assets
Cash and liquid assets	8,430	11		—	—	8,441
Due from other banks	15,477	—		—	118	15,595
Trading derivatives	13,959	—		—	—	13,959
Trading securities	15,075	4	c	3	72	15,154
Investments - available for sale	3,857	—		—	3	3,860
Investments - held to maturity	7,466	—		—	—	7,466
Investments relating to life insurance business	50,500	(553)	i	(164)	—	49,783
Loans and advances	260,053	5,572	c, v	262	(1,213)	264,674
Due from customers on acceptances	27,627	—		—	—	27,627
Property, plant and equipment	1,974	(24)	v	(3)	1,882	3,829
Investments in associates and joint ventures	75	16		—	(75)	16
Goodwill and other intangible assets	522	4,176	b, f	146	614	5,458
Regulatory deposits	118	—		—	(118)	—
Deferred tax assets	1,430	458	c, d	(154)	—	1,734
Other assets	11,942	(5,418)	a, b, c, h, v	(239)	(1,283)	5,002
Total assets	418,505	4,242		(149)	—	422,598
Liabilities
Due to other banks	36,322	—		—	—	36,322
Trading derivatives	12,407	—	c	206	—	12,613
Other financial liabilities at fair value	(201)	—		—	1,688	1,487
Deposits and other borrowings	209,079	2,179	c	1,299	—	212,557
Liability on acceptances	27,627	—		—	—	27,627
Life insurance policy liabilities	42,123	—		—	—	42,123
Current taxes	131	8	d	6	—	145
Deferred tax liabilities	1,250	46	b, c, d	(70)	—	1,226
Provisions	1,823	48	a, v	(24)	—	1,847
Bonds, notes and subordinated debt	39,238	3,533	c	(1,281)	—	41,490
Other debt issues	1,559	—		—	—	1,559
Defined benefit pension scheme liabilities	—	1,279	a	(301)	—	978
Other liabilities	12,867	(175)	c, d, v	66	(1,688)	11,070
Total liabilities	384,225	6,918		(99)	—	391,044
Net assets	34,280	(2,676)		(50)	—	31,554
Equity					—
Contributed equity	11,486	(645)	i	14	—	10,855
Reserves	667	(18)	a, e, g, j	165	—	814
Retained profits	15,903	(2,013)		(229)	—	13,661
Total equity (parent entity interest)	28,056	(2,676)		(50)	—	25,330
Minority interest in controlled entities
Life insurance business	6,224	—		—	—	6,224
Total equity	34,280	(2,676)		(50)	—	31,554

Certain previously disclosed AGAAP balances have been amended where it has been identified that trade date accounting has been incorrectly applied to repurchase and reverse repurchase agreements. The adjustments to the 30 September 2005 AGAAP balance sheet to correct the asset position are a $882 million decrease to “Trading securities”, and a $201 million increase to “Other assets”.  The adjustments to the liability position are a $201 million increase to “Other financial liabilities at fair value” and a $882 million decrease to “Other liabilities”.

39

RECONCILIATION OF TOTAL EQUITY AS AT 30 SEPTEMBER 2005

$m
Total equity as reported as at 30 September 2005	34,280

Total adjustments to equity as at 1 October 2004	(2,676)

AIFRS adjustments to net profit for the year ended 30 September 2005	(140)

AIFRS adjustments to equity for the year ended 30 September 2005
Impacts on retained earnings
Actuarial movements on defined benefit pension plans	(68)
Derecognition of dividend income and realised gains/losses on treasury shares	10
Transfer from asset revaluation reserve	31
Transfer to foreign currency translation reserve	(62)

Impacts on contributed equity
Recognition of share-based payments	21
Derecognition of treasury shares	(7)

Impacts on reserves
Adjustment to executive share option reserve	76
Adjustment to foreign currency translation reserve	124
Adjustment to asset revaluation reserve	(35)
Total adjustments to equity for the year ended 30 September 2005	(50)
Total equity measured under AIFRS as at 30 September 2005	31,554

40

CONDENSED CONSOLIDATED BALANCE SHEET RECONCILIATION - 1 OCTOBER 2005

	AIFRS					AIFRS
	30 Sep 2005	Ref	Transition	Ref	Reclassification	1 Oct 2005
	$m		$m		$m	$m
Assets
Cash and liquid assets	8,441		—	ix	(560)	7,881
Due from other banks	15,595		—	ix	(12)	15,583
Trading derivatives	13,959	k(i)	330	l	(35)	14,254
Trading securities	15,154		5	x, xi	(5,512)	9,647
Other financial assets at fair value	—	k(v)	477	ix, l	18,463	18,940
Hedging derivatives	—	k(ii)(iv)	292	xiv	353	645
Investments - available for sale	3,860		—	xi	45	3,905
Investments - held to maturity	7,466		—	ix, xi	(4,389)	3,077
Investments relating to life insurance business	49,783	q, u	9		—	49,792
Loans and advances	264,674	k(iii), l, m	(44)	ix	(14,434)	250,196
Due from customers on acceptances	27,627	m, t	(293)	x	6,433	33,767
Property, plant and equipment	3,829		—		—	3,829
Investments in associates and joint ventures	16		—		—	16
Goodwill and other intangible assets	5,458		—		—	5,458
Deferred tax assets	1,734	s	173		—	1,907
Other assets	5,002	k(i)(ii)	(150)	xiv	79	4,931
Total assets	422,598		799		431	423,828
Liabilities
Due to other banks	36,322		—	xii	(418)	35,904
Trading derivatives	12,613	k(i)	474		—	13,087
Other financial liabilities at fair value	1,487	k(v), n	311	xii	9,295	11,093
Hedging derivatives	—	k(ii)(iv)	(25)	xiii	2,938	2,913
Deposits and other borrowings	212,557	p	54	xii	(8,347)	204,264
Liability on acceptances	27,627	t	(202)		—	27,425
Life insurance policy liabilities	42,123	q	378	xv	431	42,932
Current taxes	145	s	(1)		—	144
Deferred tax liabilities	1,226	s	150		—	1,376
Provisions	1,847		—		—	1,847
Bonds, notes and subordinated debt	41,490	k(iii)	235	xii	(530)	41,195
Other debt issues	1,559	o	879		—	2,438
Defined benefit pension scheme liabilities	978		—		—	978
Managed fund units on issue	—		—	xiii	6,224	6,224
Other liabilities	11,070	k(i), p	(145)	xiv	(2,938)	7,987
Total liabilities	391,044		2,108		6,655	399,807
Net assets	31,554		(1,309)		(6,224)	24,021
Equity
Contributed equity	10,855		—		—	10,855
Reserves	814	k(iv), u	(420)		—	394
Retained profits	13,661		(889)		—	12,772
Total equity (parent entity interest)	25,330		(1,309)		—	24,021
Minority interest in controlled entities
Life insurance business	6,224		—	xiii	(6,224)	—
Total equity	31,554		(1,309)		(6,224)	24,021

41

RECONCILIATION OF TOTAL EQUITY AS AT 1 OCTOBER 2005

	Ref	$m
Total equity as measured under AIFRS as at 30 September 2005		31,554

AIFRS 1 October 2005 adjustments to total equity

Impacts on retained profits
Recognition of non-hedging derivatives	(k)(i)	(111)
Recognition of fair value hedging derivatives	(k)(ii)	312
Fair value hedge adjustment to underlying hedged items	(k)(iii)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”	(k)(v)	180
Loan loss provisioning	(l)	384
Revenue recognition – effective yield	(m)	(401)
Valuation of financial instruments at bid and offer price	(n)	(16)
Revaluation of Exchangeable capital units	(o)	(879)
Re-recognition of customer-related financial liabilities	(p)	(76)
Derecognition of deferred acquisition costs – life insurance entities	(q)	(384)
Adjustment to policyholder liabilities due to changes in discount rates	(q)	17
Remeasurement of statutory fund profit	(u)	417
Tax effect of above transitional adjustments	(s)	21

Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)	(k)(iv)	(3)
Remeasurement of statutory fund profit	u	(417)

Impact on minority interest
Reclassification of minority interest to liabilities	(r), xii	(6,224)
Total adjustments to equity as at 1 October 2005		(7,533)
Total equity measured under AIFRS as at 1 October 2005		24,021

42

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •5 May 2006	Name: Brendan T Case
Title: Associate Company Secretary